Notice of Annual Meeting

of Shareholders

April 28, 2011

M a n a g e m e n t    P r o x y    C i r c u l a r

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

The Annual Meeting of Shareholders of CIBC will be held at The Fairmont Winnipeg, Winnipeg, Manitoba, in the Winnipeg Ballroom, on Thursday, April 28, 2011, at 10:00 AM (Central Daylight Time) for the following purposes:

1.	to receive the financial statements for the year ended October 31, 2010 and the auditors’ report on the statements;

2.	to appoint auditors;

3.	to elect directors;

4.	to consider an advisory resolution on executive compensation approach;

5.	to consider shareholder proposals attached as Schedule A to the accompanying Management Proxy Circular; and

6.	to transact other business properly brought before the meeting.

February 24, 2011

By Order of the Board

Michelle Caturay

Vice-President, Corporate Secretary
and Associate General Counsel

YOUR VOTE IS IMPORTANT

If you are unable to attend the meeting in person, please complete and return the enclosed proxy form in the envelope provided or mail it to CIBC’s transfer agent, CIBC Mellon Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, Attention: Proxy Department, or send it by fax to 416 368-2502 or 1 866 781-3111 by 10:00 AM (Eastern Daylight Time) on April 27, 2011.

OUTSTANDING COMMON SHARES AT RECORD DATE

On February 28, 2011 (the date for determining shareholders entitled to receive notice of the meeting), the number of outstanding common shares was 395,119,336.

QUESTIONS

Shareholders with questions about items being voted on at the meeting may contact CIBC’s transfer agent in Toronto at 416 643-5500 or toll free in Canada and the United States at 1 800 387-0825.

SPECIAL ARRANGEMENTS FOR MEETING ATTENDANCE

Shareholders who are planning to attend the meeting and who require special arrangements for hearing or access are asked to contact the Corporate Secretary by mail at 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com.

February 24, 2011

DEAR SHAREHOLDERS,

We invite you to attend CIBC’s Annual Meeting of Shareholders to be held at The Fairmont Winnipeg, in the Winnipeg Ballroom, Winnipeg, Manitoba, on Thursday, April 28, 2011, at 10:00 AM (Central Daylight Time).

At the meeting, you will have the opportunity to hear about CIBC’s 2010 performance and management’s plans going forward. You will also be able to meet and ask questions of the Board of Directors and management.

This Management Proxy Circular describes the business to be conducted at the meeting and provides information on executive compensation and CIBC’s governance.

Your vote is important. You may exercise your vote in person at the meeting or by completing and returning your proxy form. Details about voting are on pages 1 and 2 of this Circular.

We hope you will join us. For your convenience, our meeting will be webcast with live coverage at www.cibc.com. A recorded version of the meeting will be available on our website until the next Annual Meeting of Shareholders. For more information, please see CIBC’s 2010 Annual Report, quarterly financial reports and other corporate information, also available on our website.

Sincerely,

Charles Sirois Chair of the Board	Gerald T. McCaughey President and Chief Executive Officer

Annual Meeting Location The Fairmont Winnipeg Winnipeg Ballroom 2 Lombard Place Winnipeg, Manitoba R3B 0Y3	Live Webcast www.cibc.com

MANAGEMENT PROXY CIRCULAR

All information in this Circular is as of February 17, 2011, and all dollar figures are in Canadian dollars, unless indicated otherwise.

CONTENTS

VOTING INFORMATION

1	Matters to be voted on

1	Who can vote

1	Voting restrictions

1	How to vote

2	Voting by proxy

2	Solicitation of proxies

2	Confidentiality

BUSINESS OF THE MEETING

3	Financial statements

3	Appointment of auditors

3	Election of directors

16	Advisory resolution on executive compensation approach

16	Shareholder proposals

BOARD COMMITTEE REPORTS

17	Audit Committee

19	Corporate Governance Committee

20	Management Resources and Compensation Committee

22	Risk Management Committee

DIRECTOR COMPENSATION

24	Director compensation program

EXECUTIVE COMPENSATION

28	Letter to shareholders

31	Pay for Performance — Highlights

33	Compensation Discussion and Analysis

OTHER INFORMATION

73	Indebtedness of directors and executive officers

73	Directors and Officers Liability Insurance

74	Indemnification

74	Availability of information

74	Contacting CIBC’s Board of Directors

74	Directors’ approval

SCHEDULES

A	Shareholder Proposals

B	Statement of Corporate Governance Practices

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including in this Management Proxy Circular, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements made in “Compensation Discussion and Analysis” of this Management Proxy Circular and other statements about our operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook for 2011 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond our control, affect our operations, performance and results, and could cause actual results to differ materially from the expectations expressed in any of our forward-looking statements. These factors include credit, market, liquidity, strategic, operational, reputation and legal, regulatory and environmental risk; legislative or regulatory developments in the jurisdictions where we operate; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of changes to accounting standards, rules and interpretations; changes in our estimates of reserves and allowances; changes in tax laws; changes to our credit ratings; political conditions and developments; the possible effect on our business of international conflicts and the war on terror; natural disasters, public health emergencies, disruptions to public infrastructure and other catastrophic events; reliance on third parties to provide components of our business infrastructure; the accuracy and completeness of information provided to us by clients and counterparties; the failure of third parties to comply with their obligations to us and our affiliates; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; changes in monetary and economic policy; currency value fluctuations; general business and economic conditions worldwide, as well as in Canada, the U.S. and other countries where we have operations; changes in market rates and prices which may adversely affect the value of financial products; our success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; our ability to attract and retain key employees and executives; and our ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. We do not undertake to update any forward-looking statement that is contained in this Management Proxy Circular or in other communications except as required by law.

 VOTING INFORMATION

Matters to be voted on

At the Annual Meeting of Shareholders, shareholders are voting on:

•	the appointment of auditors;

•	the election of directors;

•	an advisory resolution on executive compensation approach; and

•	shareholder proposals.

Unless otherwise noted, a simple majority (more than 50%) of the votes cast at the meeting, in person or by proxy, will decide any matter submitted to a vote.

Who can vote

Except for voting restrictions explained below under “Voting restrictions”, each shareholder is entitled to one vote for each common share he or she owns on February 28, 2011.

At February 28, 2011 there were 395,119,336 common shares of CIBC outstanding. Subject to certain Bank Act (Canada) restrictions, these shares are eligible to vote at the meeting. To the knowledge of the directors and officers of CIBC, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to any class of shares of CIBC.

Voting restrictions

The Bank Act prohibits shares from being voted where they are beneficially owned by: the government of Canada or a province; the government of a foreign country or any political subdivision of a government of a foreign country; any agencies of these entities; or a person who contravenes certain share ownership restrictions under the Bank Act (e.g., a person who has acquired more than 10% of any class of shares of CIBC without the approval of the Minister of Finance). As well, no person or entity controlled by any person may cast votes on any shares beneficially owned by the person or the entity that are, in the aggregate, more than 20% of the eligible votes that may be cast.

How to vote

Registered shareholders – Registered shareholders hold shares that are registered directly in their name. If you are a registered shareholder, you may vote by proxy, in person at the meeting or by appointing another person, your proxyholder, to vote for you as explained below under “Voting by proxy” and “Appointing a proxyholder”.

To vote your shares in person at the meeting, do not complete or return the proxy form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, CIBC Mellon Trust Company.

Non-registered shareholders – Non-registered shareholders own shares but the shares are registered in the name of an intermediary, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares through your intermediary or in person at the meeting. To vote your shares through your intermediary, you should follow the instructions in the form provided by your intermediary.

We do not have unrestricted access to the names of our non-registered shareholders. If you attend the meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder. Therefore, to vote your shares in person at the meeting, you should take these steps:

1)	appoint yourself as the proxyholder by writing your name in the space provided on the form provided by your intermediary; and

2)	return the form to the intermediary in the envelope provided.

Do not complete the voting section of the form as your vote will be taken at the meeting. When you arrive at the meeting, please register at the desk with the transfer agent, CIBC Mellon Trust Company.

If you voted through your intermediary and would now like to vote in person, contact your intermediary to discuss whether this is possible and what procedures you need to follow.

If you are a participant in the CIBC Shareholder Investment Plan (the Investment Plan), CIBC Mellon will vote your shares in the Investment Plan according to your instructions on the proxy form. You can withdraw your voting instructions only by revoking the proxy as explained below under “Revoking your proxy”.

1	CIBC PROXY CIRCULAR

Voting Information

Voting by proxy

If you will not be at the meeting, you may vote by using a proxy form. Please mark your vote, sign, date and return the proxy form in the envelope provided or by fax to CIBC Mellon at 416 368-2502 or 1 866 781-3111, so that it arrives by 10:00 AM (Eastern Daylight Time) on April 27, 2011.

Appointing a proxyholder – A proxyholder is the person you appoint to represent you at the meeting and vote your shares. You may choose anyone to be your proxyholder – the person you choose does not have to be a CIBC shareholder. Simply insert the person’s name in the blank space provided on the proxy form. You should be sure that this person is attending the meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the proxy form, Charles Sirois and Gerald T. McCaughey, both of whom are directors of CIBC, will be appointed to act as your proxyholder.

Your proxyholder is authorized to vote and act for you at the meeting, including any continuation after an adjournment of the meeting. On the proxy form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of auditors and on each proposed nominee for election as director. You may vote FOR or AGAINST on the other voting matters. Otherwise, you can let your proxyholder decide for you.

Voting discretion of proxyholder – If you give instructions on how to vote your shares, your proxyholder must follow them.

If you do not specify on your proxy form how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If neither you nor your proxyholder give specific instructions, your shares will be voted as follows:

•	FOR the appointment of Ernst & Young LLP as auditors;

•	FOR the election as directors of all nominees listed in this Circular;

•	FOR an advisory resolution on executive compensation approach; and

•	AGAINST Shareholder Proposal Numbers 1 through 5.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the meeting. At the time of printing this Circular, CIBC management does not know of any matter to come before the meeting other than the matters referred to in the Notice of Meeting.

Revoking your proxy – If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or by authorizing your lawyer in writing to sign a statement) to this effect and delivering it to the Corporate Secretary at the head office of CIBC, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2, any time before 10:00 AM (Eastern Daylight Time) on April 27, 2011 or by depositing it with the chair of the meeting on April 28, 2011.

Solicitation of proxies

This Circular is provided in connection with CIBC management’s solicitation of proxies for the meeting and costs associated with the solicitation will be paid by CIBC. Proxy solicitation will be primarily by mail and by CIBC employees in person, in writing or by telephone.

Confidentiality

Proxies returned to CIBC Mellon are counted and tabulated independently of CIBC to preserve the confidentiality of individual shareholder votes. CIBC Mellon does not inform CIBC management about how individual shareholders have voted except where required by law. CIBC Mellon will advise CIBC of comments made by shareholders that are intended for management.

CIBC PROXY CIRCULAR	2

 BUSINESS OF THE MEETING

1.  Financial statements

The consolidated financial statements of CIBC for the fiscal year ended October 31, 2010 are included in the 2010 Annual Report mailed to shareholders with this Circular. These documents are also available on CIBC’s website at www.cibc.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

2.  Appointment of auditors

The Audit Committee recommends that shareholders appoint Ernst & Young LLP (E&Y) as auditors of CIBC until the next annual meeting of shareholders. Unless instructed otherwise, the persons named in the enclosed proxy form intend to vote for the appointment of E&Y as auditors of CIBC until the next meeting of shareholders where auditors are appointed.

During the five financial years ended October 31, 2010, CIBC’s auditors were E&Y. E&Y has served as the auditors of CIBC since being appointed in December 2002.

Fees for services provided by external auditors

Fees billed for professional services rendered by E&Y, for the years ended October 31, 2010 and October 31, 2009, are set out below.

   unaudited, millions

	Fiscal 2010	Fiscal 2009
	Fees Billed by E&Y	Fees Billed by E&Y
	($)	($)
Audit fees(1)	16.3	19.0

Audit related fees(2)	2.8	2.2

Tax fees(3)	0.4	0.4

Other	—	—

Total	19.5	21.6

Notes:

(1)	For the audit of CIBC’s annual financial statements and services normally provided by the principal auditor in connection with CIBC’s statutory and regulatory filings. Audit fees also include the audit of internal control over financial reporting under the standards of the Public Company Accounting Oversight Board (United States). Audit fees include audit fees paid to E&Y for FirstCaribbean International Bank Limited (FirstCaribbean), in which CIBC acquired a controlling interest on December 22, 2006 and currently has a total ownership interest of 91.4%.

(2)	For the assurance and related services that are reasonably related to the performance of the audit or review of CIBC’s financial statements, including accounting consultation, various agreed upon procedures and the translation of financial reports.

(3)	For tax compliance services.

Fee policy

CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 1, 2010 which is available at www.cibc.com. Under this policy and as required by Canadian and U.S. law, the Audit Committee approves the engagement terms for all audit and non-audit services to be provided by CIBC’s auditors before these services are provided to CIBC or any of its subsidiaries. The Audit Committee approved all of the services provided to CIBC and its subsidiaries described in the table above.

3.  Election of directors

This section provides an overview of the nomination process for directors and information on each person nominated for election as a director.

Nomination process

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. The Corporate Governance Committee establishes criteria for the election and re-election of directors using various tools, including a competency matrix to assist with reviewing the Board’s collective skill set and recruiting suitable director candidates. The Corporate Governance Committee is authorized to engage the services of outside consultants to help identify qualified candidates. For detailed information about the nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.

3	CIBC PROXY CIRCULAR

Business of the Meeting

Nominees

The Board has set the number of directors to be elected at 16. The proposed nominees for election as directors, all of whom are presently directors of CIBC, are set out on pages 7 to 14. All nominees were duly elected at the last Annual Meeting of Shareholders held on February 25, 2010, with the exception of Katharine B. Stevenson, who was appointed as a director by the Board of Directors effective January 1, 2011. See page 14 for information on Ms. Stevenson.

Each elected director will hold office until the next meeting of shareholders where directors are elected or until such office is vacated, whichever is earlier. No nominee for election as a director currently holds a position in a subsidiary of CIBC.

Director independence

The Board approved independence standards require that a substantial majority of its directors be independent. A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the Canadian Securities Administrators (CSA) director independence rules and the New York Stock Exchange (NYSE) corporate governance rules. CIBC’s Board of Directors Independence Standards are available at www.cibc.com.

The Board determines the independence of a director when it approves director nominees for inclusion in this Circular. Based on the results of independence questionnaires completed by each nominee and other information, the Board determined that 15 of the 16 nominees proposed for election as directors, representing 94%, have no material relationship with CIBC and are, therefore, independent. The result of the Board’s determination for each nominee is set out below.

Independence Status of Director Nominees
Not
Name	Management	Independent	Independent	Reason for Non-Independent Status
Brent S. Belzberg		✓

Gary F. Colter		✓

Dominic D’Alessandro		✓

Patrick D. Daniel		✓

Luc Desjardins		✓

Gordon D. Giffin		✓

Linda S. Hasenfratz		✓

Nicholas D. Le Pan		✓

John P. Manley		✓

Gerald T. McCaughey	✓		✓	Mr. McCaughey is President and Chief Executive Officer of CIBC.

Jane L. Peverett		✓

Leslie Rahl		✓

Charles Sirois		✓

Robert J. Steacy		✓

Katharine B. Stevenson		✓

Ronald W. Tysoe		✓

CIBC PROXY CIRCULAR	4

Business of the Meeting

For more information about how the Board achieves independence, see Schedule B, “Statement of Corporate Governance Practices – Director independence”.

Corporate orders and bankruptcies

To the knowledge of CIBC, no proposed nominee for election as a director of CIBC has been, at the date of this Circular or within the last 10 years:

(a)	a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (ii) was the subject of an event that resulted, after that person ceased to be a director or chief executive officer or chief financial officer, in the company being the subject of such an order; or

(b)	a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

Gordon D. Giffin	AbitibiBowater Inc.	Mr. Giffin was a director of AbitibiBowater Inc. from October 29, 2007 until his resignation on January 22, 2009. In April 2009, AbitibiBowater Inc. and certain of its U.S. and Canadian subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the District of Delaware for relief under the provisions of Chapter 11 and Chapter 15 of the United States Bankruptcy Code, as amended, and sought creditor protection under the Companies’ Creditors Arrangement Act (CCAA) with the Superior Court of Quebec in Canada.

John P. Manley	Nortel Networks Corporation and Nortel Networks Limited (collectively the Nortel Companies)	Mr. Manley was a director of the Nortel Companies when the Ontario Securities Commission (OSC) made final an order prohibiting all trading by directors, officers and certain current and former employees of the Nortel Companies on May 31, 2004, by reason of the Nortel Companies having announced the need to restate certain of their previously reported financial results and the resulting delays in filing their interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws. This order was revoked by the OSC on June 21, 2005.
Mr. Manley was a director of the Nortel Companies when the Nortel Companies announced on March 10, 2006 the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates. The OSC issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees, including Mr. Manley, from trading in securities of the Nortel Companies until two business days following the receipt by the OSC of all of the filings the Nortel Companies were required to make under Ontario securities laws. The British Columbia Securities Commission (BCSC) and Quebec Securities Commission (QSC) also issued similar orders. The OSC lifted its cease trade order effective June 8, 2006. The BCSC and the QSC also lifted their cease trade orders shortly thereafter.
Mr. Manley was a director of the Nortel Companies when the Nortel Companies and certain other Canadian subsidiaries initiated creditor protection proceedings under the CCAA in Canada on January 14, 2009. Certain U.S. subsidiaries filed voluntary petitions in the United States under Chapter 11 of the United States Bankruptcy Code, and certain Europe, Middle East and Africa subsidiaries made consequential filings in Europe and the Middle East. These proceedings are ongoing.
Mr. Manley resigned as a director of the Nortel Companies effective 11:59 PM on August 10, 2009.

5	CIBC PROXY CIRCULAR

Business of the Meeting

Corporate orders and bankruptcies (continued)
Leslie Rahl	Federal National Mortgage Association (Fannie Mae)	Ms. Rahl was a director of Fannie Mae on September 6, 2008 when, at the request of the Secretary of the U.S. Department of the Treasury, the Chairman of the Board of Governors of the U.S. Federal Reserve and the Director of the U.S. Federal Housing Finance Authority (FHFA), the Board of Directors of Fannie Mae adopted a resolution consenting to putting Fannie Mae into conservatorship. After obtaining consent, the Director of FHFA appointed FHFA as conservator on September 6, 2008. On September 18, 2008, Ms. Rahl resigned as a director of Fannie Mae.

Charles Sirois	Microcell Telecommunications Inc. (Microcell)	Mr. Sirois was Chairman of the Board of Microcell when it elected and was granted protection to restructure its capital under the CCAA in January 2003. In May 2003 Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. Mr. Sirois ceased to be a director of Microcell in 2004.

Robert J. Steacy	ITI Education Corporation (ITI)	Mr. Steacy was a director of ITI (as a result of Torstar Corporation’s partial ownership of ITI) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Steacy resigned from the Board of ITI on August 16, 2001. In October 2001 a cease trading order was issued against ITI by the OSC, which prohibited the trading of securities of ITI until filing an Order of Revocation by the OSC. This cease trading order was imposed as a result of ITI’s failure to file its interim financial statements in accordance with Ontario securities law.

CIBC PROXY CIRCULAR	6

Business of the Meeting

Director Profiles

The following pages provide information about each nominee for election as a director, including background, other directorships and attendance at CIBC Board and committee meetings. Directors’ equity ownership in CIBC is found in the table on page 27.

Nominees for Election as a Director

BRENT S. BELZBERG
Toronto, Ontario
Canada
Age: 60

Independent

Areas of Expertise
Industries
Financial Services

Mr. Belzberg is Senior Managing Partner of Torquest Partners. He has over 20 years of executive management experience in finance, acquisitions, corporate restructuring and operations. In addition to the former public company directorship listed below, Mr. Belzberg has served on the board of a number of investee companies and is a director of Tandem Expansion Management Inc. Mr. Belzberg is also Co-Chair of Mount Sinai Hospital Foundation and a member of the Mount Sinai Board of Directors. He is a Member of the Governing Council of the University of Toronto. Mr. Belzberg holds a Bachelor of Commerce (Honours) degree from Queen’s University and a Juris Doctor from the University of Toronto.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2005)		13/13	1/1
Corporate Governance Committee (2009)		6/6	1/1
Management Resources and Compensation Committee (2008), Chair (2009)		7/7	—

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Four Seasons Hotels Inc.	2002 – 2007

GARY F. COLTER
Mississauga, Ontario
Canada
Age: 65

Independent

Areas of Expertise:
Industries
Financial Services
Professional Services

Mr. Colter is President of CRS Inc., a corporate restructuring and strategy management consulting company. Before establishing CRS Inc., Mr. Colter was a long-time member of the senior management team of KPMG Canada. He served as Vice Chairman of KPMG Canada from January 2001 to August 2002, was Managing Partner of Global Financial Advisory Services, KPMG International from 1998 to 2000 and from 1989 to 1998 was Vice Chairman of Financial Advisory Services, KPMG Canada. In addition to the public company directorships listed below, Mr. Colter is a director of Revera Inc., successor to the Retirement Residences Real Estate Investment Trust, which ceased to be a public company in 2007. He is also a member of its Corporate Governance Committee and Chair of its Audit Committee. Mr. Colter holds a Bachelor of Arts (Honours) degree from the University of Western Ontario, Ivey School of Business and is a Fellow Chartered Accountant (FCA).

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2003)		13/13	1/1
Corporate Governance Committee (2003), Chair (February 2010)		6/6	1/1
Management Resources and Compensation Committee (February 2010)		4/4	—
Risk Management Committee, Chair (2009 – February 2010)		4/4	—

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Core-Mark Holding Company Inc.	2004 – present	Audit, Compensation, Governance (Chair)
Owens-Illinois Inc.	2002 – present	Audit, Governance

Former
Retirement Residences Real Estate Investment Trust(3)	2005 – 2007
Viterra (formerly Saskatchewan Wheat Pool)	2003 – 2006

7	CIBC PROXY CIRCULAR

Business of the Meeting

Nominees for Election as a Director

DOMINIC
D’ALESSANDRO
O.C.
Toronto, Ontario
Canada
Age: 64

Independent

Areas of Expertise:
Industries
Financial Services

Mr. D’Alessandro was President and Chief Executive Officer of Manulife Financial Corporation from 1994 to 2009. Prior to his appointment as President and CEO of Manulife he held a number of executive positions with financial institutions, an international engineering firm and a public practice accounting firm. Mr. D’Alessandro has received a number of awards in honour of his business accomplishments, including induction into the Insurance Hall of Fame in 2008. Mr. D’Alessandro was a member of the Advisory Committee on the Public Service of Canada and NAFTA’s North American Competitiveness Council. In 2009, Mr. D’Alessandro was selected as Chair of the Financial Services Leadership Council. Mr. D’Alessandro holds a Bachelor of Science degree from Concordia University and honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (February 2010)		6/6	1/1
Risk Management Committee (February 2010)		4/4	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
CGI Group Inc.	2010 – present	Management Resources and Compensation
Suncor Energy Inc.	2009 – present	Audit, Governance

Former
Manulife Financial Corporation	1999 – 2009
The Manufacturers Life Insurance Company(4)	1994 – 2009

PATRICK D. DANIEL
Calgary, Alberta
Canada
Age: 64

Independent

Areas of Expertise:
Industries
Energy
Utilities

Mr. Daniel is President and Chief Executive Officer of Enbridge Inc., a major energy pipeline and distribution company based in Calgary, Alberta. Mr. Daniel has been a senior executive officer of Enbridge Inc. or its predecessor since 1994 and has been President and Chief Executive Officer of the corporation since January 1, 2001. Mr. Daniel is a member of the North American Review Board of American Air Liquide Holdings, Inc. In addition to the public company directorships listed below, Mr. Daniel is a director of the American Petroleum Institute and the National Petroleum Council and is a director of a number of Enbridge subsidiaries. Mr. Daniel holds a Bachelor of Science degree from the University of Alberta and a Master of Science degree from the University of British Columbia.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 81%	during Fiscal 2010

Board (2009)		11/13	1/1
Risk Management Committee (2009)		6/8	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cenovus Energy Inc.	2009 – present	Audit, Human Resources and Compensation
Enbridge Inc.	2000 – present	—

Former
Compania Logistica de Hidcarbuos, S.A.	2002 – 2008
Enbridge Energy Company, Inc.	1996 – 2006
Enbridge Energy Management LLC	2002 – 2006
EnCana Corporation	2001 – 2009
Enerflex Systems Income Fund(5)	1998 – 2010
Synenco Energy Inc.	2005 – 2008

CIBC PROXY CIRCULAR	8

Business of the Meeting

Nominees for Election as a Director

LUC DESJARDINS
Montreal, Quebec
Canada
Age: 58

Independent

Areas of Expertise:
Industries
Consumer Discretionary
Industrials/Manufacturing

Mr. Desjardins is an equity partner at The Sterling Group, LP, a private equity firm based in Houston, Texas. From 2000 to 2008, Mr. Desjardins was President and Chief Executive Officer of Transcontinental Inc., a leading publisher of consumer magazines and French-language educational resources. From 2000 to 2004, he was President and Chief Operating Officer of Transcontinental Inc. and from 2004 to 2008, he was President and Chief Executive Officer. Mr. Desjardins is Executive Chairman and a director of Roofing Supply Group, LLC and Velcon Filters, Inc. He is also a director of Cendrex Inc. and Gestion Jourdan SEC and a member of the World Presidents’ Organization. Mr. Desjardins holds a Master of Business Administration degree from the Université du Québec à Montréal and is a graduate of the Harvard Business School Management Development Program.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2009)		13/13	0/1
Management Resources and Compensation Committee (2009)		7/7	—

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Transcontinental Inc.	2006 – 2008

THE HONOURABLE
GORDON D. GIFFIN
Atlanta, Georgia
U.S.A.
Age: 61

Independent

Areas of Expertise:
Industries
Government Professional Services
Energy

Mr. Giffin is Senior Partner in the Washington, D.C. and Atlanta, Georgia-based law firm, McKenna Long & Aldridge LLP. In addition to the public company directorships listed below, Mr. Giffin is a member of the Council on Foreign Relations, on the Board of Trustees for The Carter Center and on the Board of Advisors of McLarty Associates. Mr. Giffin served as United States Ambassador to Canada from 1997 to 2001. Mr. Giffin holds a Bachelor of Arts degree from Duke University and a Juris Doctor from Emory University School of Law.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 95%	during Fiscal 2010

Board (2001)		13/13	1/1
Management Resources and Compensation Committee (2008)		6/7	—

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Canadian National Railway Company	2001 – present	Audit, Finance, Human Resources and Compensation
Canadian Natural Resources Limited	2002 – present	Audit, Nominating and Corporate Governance
Just Energy Income Fund	2006 – present	Compensation and Human Resources, Risk
TransAlta Corporation	2002 – present	Nominating and Corporate Governance

Former
AbitibiBowater Inc.	2007 – 2009
Bowater Incorporated	2003 – 2007

9	CIBC PROXY CIRCULAR

Business of the Meeting

Nominees for Election as a Director

LINDA S. HASENFRATZ
Guelph, Ontario
Canada
Age: 44

Independent

Areas of Expertise:
Industries
Industrials/Manufacturing

Ms. Hasenfratz is Chief Executive Officer of Linamar Corporation, a position she has held since 2002. Linamar Corporation (TSX:LNR) is a diversified global manufacturing company of highly engineered products powering vehicles, motion, work and lives, with global divisions focused on the development and manufacture of precision metallic components and systems for global vehicle and power generation markets and innovative mobile industrial equipment. Ms. Hasenfratz is Vice Chair of the Royal Ontario Museum Foundation and is a member of the Canadian Advisory Board of Catalyst. She is on the Board of Directors of the Original Equipment Suppliers Association. She also sits on the Board of the Canadian Council of Chief Executives. Ms. Hasenfratz was named one of Canada’s Top 40 under 40 by Report on Business Magazine in 2003 and received the Wilfrid Laurier Outstanding Leader Award in November 2007. Ms. Hasenfratz holds an Executive Master of Business Administration degree from the Ivey School of Business at the University of Western Ontario. Ms. Hasenfratz also holds a Bachelor of Science (Honours) degree from the same institution.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2004)		13/13	1/1
Management Resources and Compensation Committee (2004)		7/7	—

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Linamar Corporation	1998 – present	—

NICHOLAS D. LE PAN
Ottawa, Ontario
Canada
Age: 59

Independent

Areas of Expertise:
Industries
Financial Services

Mr. Le Pan has extensive experience in financial services matters. He served as Superintendent of Financial Institutions for Canada from 2001 to 2006 and as Deputy Superintendent, Office of the Superintendent of Financial Institutions, Canada (OSFI) from 2000 to 2001. From 1997 to 2000 he acted as Deputy Superintendent (Supervision) where his duties included oversight of the supervision programs for banks and other deposit-taking institutions. Mr. Le Pan has been involved in various international and Canadian regulatory coordination efforts, including representation as Chairman of the Basel Accord Implementation Group and Vice Chairman of the Basel Committee on Banking Supervision. He is also the Chair of the Canadian Public Accountability Board which oversees auditors of public companies and Chair of the Independent Review Committee of Brandes Investment Funds. Mr. Le Pan holds a Bachelor of Arts (Honours) degree in Economics from Carleton University and a Master of Arts degree in Economics from the University of Toronto.

Attendance at
	REGULAR Meetings	Attendance at
	during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees	Overall Attendance: 100%	during Fiscal 2010

Board (2008)	13/13	1/1
Corporate Governance Committee (February 2010)	2/2	1/1
Risk Management Committee (2008), Chair (February 2010)	8/8	2/2

Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

None

CIBC PROXY CIRCULAR	10

Business of the Meeting

Nominees for Election as a Director

THE HONOURABLE
JOHN P. MANLEY
P.C., O.C.
Ottawa, Ontario
Canada
Age: 61

Independent

Areas of Expertise:
Industries
Government Professional Services

Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives (CCCE). Prior to joining the CCCE, Mr. Manley was Counsel, McCarthy Tétrault LLP. Throughout more than 15 years of public service, Mr. Manley held several senior portfolios in the Canadian federal government. He was appointed to Cabinet in November 1993. Mr. Manley was appointed Deputy Prime Minister of Canada in January 2002 and also served as Finance Minister from June 2002 to December 2003. In addition to the public company directorships listed below, Mr. Manley is a director of Optosecurity Inc., CARE Canada, the National Arts Centre Foundation and MaRS Discovery District. He is also a member of the Board of Governors of the University of Waterloo, The Conference Board of Canada, the Board of Directors of the Institute for Research on Public Policy, the Advisory Board of Canada 2020 as well as Chair of the Advisory Board of the University of Toronto Munk School of Global Affairs. Mr. Manley holds a Bachelor of Arts degree from Carleton University and a Bachelor of Laws degree from the University of Ottawa.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2005)		13/13	1/1
Audit Committee (2005 – 2007) (2008)		8/8	–
Corporate Governance Committee (2009)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
CAE Inc.	2008 – present	Human Resources
Canadian Pacific Railway Limited	2006 – present	Audit, Corporate Governance and Nominating,
Pension Trust Fund

Former
Nortel Networks Corporation	2004 – 2009
Nortel Networks Limited	2004 – 2009

GERALD
T. McCAUGHEY
Toronto, Ontario
Canada
Age: 54

Not Independent(6)

Areas of Expertise:
Industries
Financial Services

Mr. McCaughey is President and Chief Executive Officer of CIBC, a position he has held since August 2005. Before his appointment as President and Chief Executive Officer, he was President and Chief Operating Officer of CIBC from December 2004. From his start in CIBC’s Wood Gundy Private Client Division in 1990, Mr. McCaughey held a series of progressively senior positions including President of Wood Gundy Private Client Investments, Head of Global Private Client Investments, and Senior Executive Vice-President CIBC, responsible for Wealth Management in 1999. In December 2002 Mr. McCaughey was appointed Vice-Chair of CIBC and in February 2004 he became Chairman and Chief Executive Officer of CIBC World Markets Inc., the global investment banking arm of CIBC. Mr. McCaughey is Chair of the Advisory Board for the Canada Institute of the Woodrow Wilson Center and Chair of The Learning Partnership’s Corporate Advisory Board. Mr. McCaughey is also a member of the Council on Foreign Relations and the Financial Services Leadership Council. Mr. McCaughey holds a Bachelor of Commerce degree from Concordia University.

Attendance at
	REGULAR Meetings	Attendance at
	during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees	Overall Attendance: 100%	during Fiscal 2010

Board (2005)	13/13	1/1
Mr. McCaughey is not a member of any Board committees but is invited to attend at the pleasure of a committee chair.

Other Public Board Directorships During Last Five Years(1)	Other Public Board Committee Memberships(2)

None

11	CIBC PROXY CIRCULAR

Business of the Meeting

Nominees for Election as a Director

JANE L. PEVERETT
West Vancouver,
British Columbia
Canada
Age: 52

Independent

Areas of Expertise:
Industries
Energy
Utilities

Ms. Peverett was President and Chief Executive Officer of British Columbia Transmission Corporation (BCTC) from 2005 to 2009. From 2003 to 2005 Ms. Peverett was Chief Financial Officer of BCTC. Prior to joining BCTC, Ms. Peverett was with Westcoast Energy Inc., from 1988 to 2003, where she held progressively senior finance, regulatory and executive roles. In 2001 she was appointed President and Chief Executive Officer of Union Gas, a Westcoast Energy company, becoming the first woman president of a natural gas utility in Canada. Ms. Peverett was named by RaderEnergy as one of the 50 Key Women in Energy on a Global Basis in 2004. In addition to the public company directorships listed below, Ms. Peverett is a director and Chair of British Columbia Ferry Authority and a director of Associated Electric & Gas Insurance Services Limited (AEGIS) and the United Way of Lower Mainland. Ms. Peverett has been involved in the Stratford Festival, National Ballet School and the CMA Board in British Columbia. In 2005 Ms. Peverett received a PEAK award honouring women’s excellence in the field of finance and in 2009 was named one of the Influential Women in Business in Vancouver. Ms. Peverett holds a Bachelor of Commerce degree from McMaster University and a Master of Business Administration degree from Queen’s University. She is a Certified Management Accountant and a fellow of the Society of Management Accountants.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2009)		13/13	1/1
Audit Committee (2009)		8/8	–

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
EnCana Corporation	2003 – present	Audit (Chair), Governance and Nominating, Reserves
Northwest Natural Gas Company	2007 – present	Audit, Organization and Executive
Compensation, Strategic Planning

LESLIE RAHL
New York, New York
U.S.A.
Age: 60

Independent

Areas of Expertise:
Industries
Financial Services

Mrs. Rahl is Founder and Managing Partner of Capital Market Risk Advisors, Inc., (CMRA) of New York, a consulting boutique specializing in risk management, hedge funds and risk governance. Prior to founding CMRA in 1994 and its predecessor firm, Leslie Rahl Associates, in 1991, Mrs. Rahl spent almost 20 years in increasingly senior positions at CitiBank N.A., culminating as Co-Head of Derivatives in North America. She is a director of the International Association of Financial Engineers, a former director of the International Swaps Dealers Association (ISDA) and former trustee of the MIT Investment Management Company. Mrs. Rahl was named among the Top 50 Women in Finance by Euromoney in 1997 and has authored a book on hedge funds and a variety of publications and articles on hedge funds and risk. Mrs. Rahl holds an undergraduate degree in Computer Science from the Massachusetts Institute of Technology (MIT) and a Master of Business Administration from the Sloan School at MIT.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (2007)		13/13	1/1
Risk Management Committee (2007)		8/8	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Federal National Mortgage Association	2004 – 2008
(also known as Fannie Mae)

CIBC PROXY CIRCULAR	12

Business of the Meeting

Nominees for Election as a Director

CHARLES SIROIS
C.M., O.Q.,
Montreal, Quebec
Canada
Age: 56

Independent

Areas of Expertise:
Industries
Financial Services
Telecommunications

Mr. Sirois, Chair of the Board of CIBC, is also Chairman and Chief Executive Officer of Telesystem Ltd., a private holding company of which he is the founder and principal shareholder and Chairman of Enablis Entrepreneurial Network, a Canadian-based not-for-profit organization whose mission is to drive meaningful economic development by empowering individual entrepreneurs in the developing world, in partnership with government and the private sector. Mr. Sirois is a director of a number of privately held venture capital fund management companies including Tandem Expansion Management Inc. Mr. Sirois holds a Bachelors degree in Finance from Université de Sherbrooke, a Masters degree in Finance from Université Laval (Québec City) as well as honorary doctorates from Université du Québec à Montréal, University of Ottawa, Concordia University, Laval University and École de technologie supérieure.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 100%	during Fiscal 2010

Board (1997), Chair of the Board (2009)		13/13	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Former
Cossette Communication Group Inc.	2007 – 2009

ROBERT J. STEACY
Toronto, Ontario
Canada
Age: 60

Independent

Areas of Expertise:
Industries
Industrials/Manufacturing
Consumer Discretionary

Mr. Steacy is a retired Chief Financial Officer of Torstar Corporation, a major Canadian media company, with over 20 years of senior financial officer experience. Mr. Steacy was Executive Vice President and Chief Financial Officer of Torstar Corporation from 2002 to 2005, Vice President Finance from 1989 to 2002, and Director, Finance from 1983 to 1988. He has served on the boards of Torstar subsidiaries, investments and also on a number of not-for-profit boards including University of Toronto Press. In addition to the public company directorships listed below, he is a director of OCP Holdings Corporation and Postmedia Network Canada Corp. Mr. Steacy holds a Bachelor of Commerce (Honours) degree from Queen’s University and is a Chartered Accountant.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 95%	during Fiscal 2010

Board (2008)		13/13	1/1
Audit Committee (December 2010)		n/a	n/a
Risk Management Committee (2008 – December 2010)		7/8	2/2

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cineplex Inc.(7)	2011 – present	Audit (Chair)
Domtar Corporation	2007 – present	Audit (Chair), Nominating and Corporate Governance

Former
Alliance Atlantis Communications Inc.(3)	2005 – 2007
Cineplex Galaxy Income Fund	2005 – 2010
Domtar Inc.(3)	2005 – 2007
Somerset Entertainment Income Fund	2005 – 2007

13	CIBC PROXY CIRCULAR

Business of the Meeting

Nominees for Election as a Director

KATHARINE B. STEVENSON
Toronto, Ontario
Canada
Age: 48

Independent

Areas of Expertise:
Industries
Financial Services
Telecommunications

Ms. Stevenson is a Corporate Director who serves on a variety of corporate and not-for-profit boards. She is former Treasurer of Nortel Networks Corporation. Ms. Stevenson was with Nortel Networks Corporation from 1995 until 2007 and has over 20 years experience as a senior financial executive in Canada and the United States. Prior to joining Nortel Networks Corporation, Ms. Stevenson held various progressively senior finance roles at J.P. Morgan & Company, Inc. She was with J.P. Morgan from 1984 to 1995. Ms. Stevenson is a Governor and past Chair of The Bishop Strachan School and a Governor of the University of Guelph. Ms. Stevenson holds a Bachelor of Arts degree (Magna Cum Laude) from Harvard University.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: n/a	during Fiscal 2010

Board (January 2011)		n/a	n/a
Risk Management Committee (January 2011)		n/a	n/a

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
CAE Inc.	2007 – present	Audit
Open Text Corporation	2008 – present	Audit
Valeant Pharmaceuticals International, Inc.	2010 – present	Finance and Audit, Risk and Compliance

Former
OSI Pharmaceuticals, Inc.	2005 – 2010

RONALD W. TYSOE
Jupiter, Florida
U.S.A.
Age: 57

Independent

Areas of Expertise:
Industries
Consumer Discretionary/Staples

Mr. Tysoe was a Senior Advisor with Perella Weinberg Partners LP from October 2006 to October 2007, Vice-Chair of Macy’s Inc. (formerly Federated Department Stores, Inc.) from 1990 until October 2006, and served as Chief Financial Officer of Federated Department Stores, Inc. from 1990 to 1997. Mr. Tysoe holds both a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of British Columbia.

Attendance at
		REGULAR Meetings	Attendance at
		during Fiscal 2010	SPECIAL Meetings
Year Joined Board and Committees		Overall Attendance: 96%	during Fiscal 2010

Board (2004)		12/13	0/1
Audit Committee (2007), Chair (2009)		8/8	–
Corporate Governance Committee (2009)		6/6	1/1

Other Public Board Directorships During Last Five Years(1)		Other Public Board Committee Memberships(2)

Current
Cintas Corporation	2008 – present	Audit (Chair), Governance
Pzena Investment Management, Inc.	2008 – present	Audit, Compensation and Nominating, Corporate Governance (Chair)
Scripps Networks Interactive Inc.	1996 – present	Audit (Chair), Compensation
(formerly part of the E.W. Scripps Company)
Taubman Centers, Inc.	2007 – present	Audit, Executive

Former
Ohio Casualty Corporation(3)	2006 – 2007
Retail Opportunity Investments Corp. (formerly NRDC Acquisition Corp.)	2007 – 2009

Notes:

(1)	Companies identified are only those listed on a North American stock exchange and exclude CIBC.

(2)	Current committee memberships.

(3)	Ceased to be a public company in 2007.

(4)	Was non-public prior to May 1999.

(5)	Ceased to be a public company in 2010.

(6)	See table called Independence Status of Director Nominees on page 4.

(7)	Converted from Income Trust in January 2011.

CIBC PROXY CIRCULAR	14

Business of the Meeting

Director attendance at Board and committee meetings

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required, usually on short notice (approximately three weeks or less). A director is encouraged to attend all regularly scheduled Board and committee meetings and expected to attend a minimum of 75% of these meetings. This standard is not applied to attendance at special meetings of the Board or committees. Each director nominee who is currently a director of CIBC attended 75% or more of regularly scheduled Board and committee meetings during fiscal 2010. For the year ended October 31, 2010, average attendance of all directors at regularly scheduled Board and committee meetings was 99% and 96%, respectively.

Board and committee meeting frequency for fiscal 2010

Below is a summary of Board and committee meetings held in fiscal 2010. The attendance record of each director nominee is set out in his or her biographical information on pages 7 to 14.

	Number	Number
	of Regular	of Special
Board/Committee	Meetings	Meetings
Board of Directors	13	1

Audit Committee	8	0

Corporate Governance Committee	6	1

Management Resources and Compensation Committee	7	0

Risk Management Committee	8	2

Attendance record for director not standing for re-election

Below is a summary of Board and committee meetings attended in fiscal 2010 by Mrs. Jalynn H. Bennett, who is not standing for re-election on April 28, 2011.

Board		Audit Committee		Corporate Governance Committee
Regular	Special	Regular	Special	Regular	Special
13/13	1/1	8/8	—	4/4	—

Director attendance at the Annual Meeting of Shareholders

CIBC encourages each member of the Board to attend its Annual Meeting of Shareholders. At the last Annual Meeting of Shareholders, held on February 25, 2010, all but one of the nominees standing for election as a director attended.

15	CIBC PROXY CIRCULAR

Business of the Meeting

4.  Advisory resolution on executive compensation approach

As a shareholder, you have the opportunity to vote FOR or AGAINST CIBC’s approach to executive compensation through the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in CIBC’s information circular delivered in advance of the 2011 annual meeting of shareholders.

Since your vote is advisory, it would not be binding on the Board. However, the Board and, in particular, the Management Resources and Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation. For information on CIBC’s approach to executive compensation see “Report of the Management Resources and Compensation Committee — 2010 Key Milestones” on page 20, and “Executive Compensation” beginning on page 28. The Board recommends that shareholders vote FOR the advisory resolution on CIBC’s approach to executive compensation.

5.  Shareholder proposals

Attached to this Circular as Schedule A are shareholder proposals that have been submitted for consideration at the meeting and the response of the Board and management to each of the proposals.

Any shareholder proposal intended for inclusion in CIBC’s fiscal 2011 Management Proxy Circular must be submitted by November 26, 2011 and comply with the requirements of the Bank Act.

CIBC PROXY CIRCULAR	16

 BOARD COMMITTEE REPORTS

CIBC’s Board of Directors has established four committees:

•  Audit Committee

•  Corporate Governance Committee

•  Management Resources and Compensation Committee

•  Risk Management Committee

The Board has approved a mandate for each committee and delegated responsibilities as set out in those mandates. Every year, each committee reviews its mandate and whether it has fulfilled that mandate. Any revisions to a mandate are also reviewed annually by the Corporate Governance Committee and approved by the Board. For fiscal 2010, each committee is satisfied that it has fulfilled its mandate.

To enhance disclosure of the responsibilities and activities of the Board’s committees, each committee has provided a report, highlighting its structure, mandate and significant achievements during fiscal 2010.

Report of the Audit Committee

The Audit Committee has voluntarily provided a report on page 18 that addresses specific matters which the U.S. Securities and Exchange Commission (SEC) considers important.

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate is available at www.cibc.com	Fulfill responsibilities for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitor the system of internal control; monitor CIBC’s compliance with legal and regulatory requirements; select the external auditors for shareholder approval; review the qualifications, independence and performance of the external auditors; review the qualifications, independence and performance of CIBC’s internal auditors; and act as the audit committee for certain federally regulated subsidiaries.

The Audit Committee is responsible to review, approve and/or recommend for Board approval:

• Financial Reporting
✓ Integrity of CIBC’s financial statements and financial disclosures
✓ Consolidated annual and interim financial statements, external auditors’ report and Management’s Discussion and Analysis (MD&A)
✓ Other financial disclosures
✓ Any material changes in accounting policies and practices
• External Auditors
✓ Guidelines on hiring employees from the external auditors
✓ External auditors’ annual audit plan
✓ Assess external auditors’ independence annually
✓ Qualifications and performance of external auditors annually
✓ External auditors’ compensation annually
✓ Non-audit services to CIBC or its subsidiaries by the external auditors
✓ External auditors’ annual report on their internal quality-control procedures
✓ Select and recommend external auditors, for appointment by shareholders annually
• Internal Audit Function
✓ Appoint and review performance of Chief Auditor annually
✓ Assess internal auditors’ independence
✓ Internal auditors’ annual audit plan
✓ Internal Audit Charter and Mandate annually
• Internal Controls
✓ Monitor internal control systems
✓ Effectiveness of the design and operation of internal control systems annually
✓ Fraud prevention and detection program annually
✓ Business continuity management and insurance programs annually
• Whistleblowing Procedures
✓ Ensure procedures are established for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters
• Succession Planning
✓ Succession plans for the Chief Financial Officer (CFO) and the Chief Auditor annually

17	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Audit Committee (continued)

2010 KEY MILESTONES	Transition to International Financial Reporting Standards (IFRS): The Committee reviewed the transition to IFRS, with a focus on monitoring the IFRS conversion project, accounting changes around valuation that precede IFRS, and IFRS Audit Committee education.

Oversight of risk relating to control environment and reporting:  The Committee continued to oversee significant areas of risk relating to the overall control environment of CIBC, including FirstCaribbean International Bank. There was also a detailed review of Financial Statement and MD&A disclosure each quarter.

Finance Organizational Structure:  The Committee continued to monitor the organizational structure of the Finance group and reviewed development and succession plans of key Finance executives with the CFO.

Director Continuing Education: The Committee was updated on the IFRS project status quarterly, and a number of IFRS director education sessions also took place during the year.

MEMBERSHIP	• R.W. Tysoe, Chair • J.H. Bennett	• All members are “financially literate” as required by the NYSE and the CSA.
	• J.P. Manley • J.L. Peverett • R.J. Steacy (effective December 1, 2010)	• Each member is an ‘‘audit committee financial expert” under the SEC rules.

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules and are available at www.cibc.com.

Additional information relating to the composition of the Audit Committee, the Committee mandate, the relevant education and experience of its members and CIBC’s Policy on the Scope of Services of the Shareholders’ Auditors is set out under the heading “Audit Committee” in CIBC’s Annual Information Form dated December 1, 2010 which is available at www.cibc.com.

Audit Committee Report regarding SEC matters

CIBC management has primary responsibility for CIBC’s financial statements and the overall reporting process, including CIBC’s system of internal controls. The external auditors, E&Y, are responsible for performing an independent audit of CIBC’s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), and an independent audit of internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States). These audits serve as a basis for the auditors’ opinions included in the Annual Report addressing whether the consolidated financial statements fairly present CIBC’s financial position, results of operations, and cash flows in conformity with Canadian generally accepted accounting principles. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has reviewed and discussed the audited consolidated financial statements with CIBC management. In addition, the Audit Committee discussed with E&Y the matters required to be discussed by the American Institute of Certified Public Accountants Statement on Auditing Standards No. 114 (The Auditor’s Communication With Those Charged With Governance) and Canadian Institute of Chartered Accountants Handbook Section 5751 (Communications With Those Having Oversight Responsibility for the Financial Reporting Process) including matters relating to the conduct of the audit of CIBC’s financial statements and the assessment of the effectiveness of CIBC’s internal control over financial reporting under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

E&Y provided to the Audit Committee the written disclosures required by Rule 3526 of the Public Company Accounting Oversight Board (United States), and the Audit Committee has discussed with E&Y that firm’s independence from CIBC. The formal written statement describes all relationships between E&Y and CIBC including a written confirmation that E&Y is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and are independent public accountants with respect to CIBC within the meaning of United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the U.S. Sarbanes-Oxley Act of 2002, and Rule 3526 of the Public Company Accounting Oversight Board (United States).

Based on this review and these discussions, the Committee recommended to the Board that the audited consolidated financial statements be filed with Canadian securities regulators on SEDAR and included in CIBC’s annual report on Form 40-F for the year ended October 31, 2010 for filing with the SEC. The Audit Committee also approved, subject to shareholder appointment, the selection of E&Y as CIBC’s external auditors.

This report has been adopted and approved by the members of the Audit Committee: Ronald W. Tysoe, Chair, Jalynn H. Bennett, John P. Manley, Jane L. Peverett and Robert J. Steacy.

CIBC PROXY CIRCULAR	18

Board Committee Reports

Report of the Corporate Governance Committee

The Corporate Governance Committee has provided the “Statement of Corporate Governance Practices” in Schedule B, which describes the governance framework that guides the Board and management in fulfilling its obligations. Every year, this statement is updated by the Corporate Governance Committee and approved by the Board.

MANDATE Full Committee mandate is available at www.cibc.com	Assist the Board in fulfilling its corporate governance oversight responsibilities.

The Corporate Governance Committee is responsible to review, approve and/or recommend for Board approval:

• Oversight of Corporate Governance Matters
Committee Chair mandate is available at www.cibc.com		✓ Corporate governance framework and activities and report to the Board on the state of CIBC’s corporate governance activities annually
✓ Processes for administering CIBC’s Disclosure Policy annually
✓ Corporate governance disclosure annually
✓ Proposed changes to CIBC’s organization structure which have a significant effect on controls or the independence of key control groups

• Composition and Performance of the Board and its Committees
✓ Nomination or appointment of directors to the Board and Board committees annually
✓ Removal of a director from a Board committee
✓ Establish the criteria for director and committee member selection and review the criteria annually
✓ Oversee and review a program for director development annually
✓ Performance goals for the Chair of the Board annually
✓ Director remuneration annually
✓ Mandates of the Board, committees, Chief Executive Officer (CEO), Chair of the Board and the chair of each committee annually
✓ Assess the performance of the Board, the directors, each committee and the Chair of the Board annually
✓ Evaluate director independence and director independence criteria annually
✓ Criteria for the tenure of directors annually

• Chair of the Board Succession
✓ Succession and emergency preparedness planning for the Chair of the Board and recommend the process to the Board for approval annually

• Conflicts of Interest and Conduct Review
✓ Policies, practices and procedures relating to self-dealing and conflicts of interest
✓ Compliance with CIBC’s Codes of Conduct for Employees and Contractors and Code of Ethics for Directors annually
✓ Policies and procedures relating to reputation risk annually
✓ Act as the conduct review committee for CIBC and certain federally regulated subsidiaries

2010 KEY MILESTONES	Board Renewal: As part of its commitment to ongoing Board renewal, the Committee retained an external advisor to assist in recruiting director candidates to fill a planned vacancy in the Board’s composition. Ms. Katharine Stevenson, who joined the Board in January 2011, has been put forward as a new nominee for election by the shareholders as a director. See page 14 for more information on Ms. Stevenson.

Board’s Framework for Stakeholder Engagement:  The Committee continued evolving the Board’s framework for stakeholder engagement. Through regular reporting to the Committee on meetings and correspondence between shareholders or governance advocates and the Chair of the Board or certain Board committee chairs, the Committee remains current on the views of CIBC’s stakeholders and responsive to their input. This enables the Committee to enhance CIBC’s stakeholder engagement process and address emerging governance matters.

Director Continuing Education: The Committee received continuing educational updates on governance matters and emerging governance trends globally.

MEMBERSHIP	• G.F. Colter, Chair • B.S. Belzberg, Chair, Management Resources and Compensation Committee • N.D. Le Pan, Chair, Risk Management Committee • J.P. Manley • R.W. Tysoe, Chair, Audit Committee	• Committee includes the chair of each of the other CIBC Board committees to enhance communication and overall governance

100% INDEPENDENT		All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules and are available at www.cibc.com.

19	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Management Resources and Compensation Committee

The Management Resources and Compensation Committee (MRCC) has provided its annual report regarding executive compensation beginning on page 28.

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate is available at www.cibc.com	Assist the Board in fulfilling its governance and supervisory responsibilities for strategic oversight of CIBC’s human capital, including organization effectiveness, leadership development and succession planning. The Committee is also responsible for the design and operation of Bank-wide compensation policies and practices, their alignment with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term and ensuring that CIBC’s compensation programs do not create incentives for undue risk-taking. In addition, the MRCC is the fiduciary of CIBC’s pension plans and provides oversight of their administration.

The MRCC is responsible to review, approve and/or recommend for Board approval:

• Chief Executive Officer and Senior Executive Performance, Compensation and Employment Arrangements
✓ Performance goals for the CEO, senior executives reporting to the CEO, other key officers and the Wholesale Banking Management Committee annually
✓ Assessment of performance and the corresponding compensation for the CEO, senior executives reporting to the CEO, other key officers and the Wholesale Banking Management Committee annually
✓ CEO and senior executive employment arrangements, and appointments at the level of Executive Vice-President and above, including compensation
• Succession Planning and Executive Development
✓ Succession and emergency preparedness plan and formal updated succession plan for the CEO and all senior executives reporting to the CEO, including the CFO, annually
✓ Succession candidates for the balance of key management positions and progress against any corresponding development plans annually
• Compensation
✓ Compensation, based on key performance indicators, for any individual whose total direct compensation is above a certain threshold

    ✓ Annual incentive compensation funding for CIBC overall and the respective allocations to each strategic business unit and infrastructure group based on an analysis of business performance and the business risks undertaken, with input from the Risk Management Committee

✓ Shareholdings relative to the established share ownership guidelines for the CEO, senior executives reporting to the CEO and summary reports of other executives annually
• Compensation Philosophy, Policies and Plans, including Incentive Compensation Plans
✓ Compensation philosophy, principles, methodology and governance practices annually
✓ Any new, or amendments to existing, compensation plans and policies that are material in nature

    ✓ A report by an independent body on all key compensation plans annually to assess whether the plans are operating as intended and that the level of compensation paid is appropriate in relation to the actual business performance and business risks undertaken

• CIBC Pension Funds and Pension Plans
✓ Investment performance, material risks and governance structure of CIBC pension plans and related pension funds
✓ New CIBC pension plans or material amendments to the pension plans
• Internal Controls, Regulatory Compliance and Human Resources Risks
✓ Management’s assessment of significant human resources risks and effectiveness of related internal controls annually
✓ Organizational changes that are either material in nature or impact the key control groups, such as Internal Audit, Finance, Legal, Compliance and Risk Management
• Disclosure
✓ Disclosure of Compensation Discussion and Analysis in CIBC’s Management Proxy Circular

2010 KEY MILESTONES	Compensation, including for Executives and Wholesale Banking: The Committee enhanced CIBC’s approach to compensation to address the Financial Stability Board principles and standards, as well as emerging best practices, with a focus on aligning compensation with business risk. CIBC’s enhanced approach includes: (1) broadening the Committee’s oversight to include Bank-wide compensation and employees with compensation above a certain threshold, (2) ensuring all aspects of risk are considered in any decisions on compensation funding, allocation of those funds to CIBC’s businesses and individual incentive compensation decisions with input from the Chief Risk Officer and Risk Management Committee on their assessment of risk, (3) increasing the level and length of incentive compensation deferrals for employees who could create a material risk for CIBC, and (4) implementing compensation clawbacks for misconduct and significant unexpected losses.

CIBC PROXY CIRCULAR	20

Board Committee Reports

Report of the Management Resources and Compensation Committee (continued)

The Committee engaged its independent advisor to assess the effectiveness of CIBC’s approach to Senior Executive Team (SET) compensation (including the CEO). The advisor confirmed: (1) there were strong pay-for-performance linkages for the recent fiscal year and over the mid-term, (2) CIBC’s methodology was appropriate for establishing target pay levels and the competitiveness of the fiscal 2010 SET target pay, and (3) there was alignment between the future value of SET target pay in a variety of performance scenarios and CIBC’s strategy and long-term performance expectations.

Talent Management:  The Committee dedicated a significant portion of its 2010 agenda to CIBC’s talent management strategy, which focuses on enhancing succession planning, the executive talent review process, organizational effectiveness and leadership development. This year the Committee reviewed: (1) CIBC’s three-year plan for developing leaders, (2) a report outlining CEO and SET succession plans and development plans for succession candidates, (3) an assessment of executive talent below the SET level focused primarily on Wholesale Banking and Risk Management, and (4) employee engagement initiatives below the executive level.

Director Continuing Education: The Committee conducted educational sessions focused on (1) risk management considerations in compensation practices, held jointly with the Risk Management Committee and (2) talent management and leadership development.

MEMBERSHIP	• B.S. Belzberg, Chair • G.F. Colter • L. Desjardins • G.D. Giffin • L.S. Hasenfratz

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules and are available at www.cibc.com.

21	CIBC PROXY CIRCULAR

Board Committee Reports

Report of the Risk Management Committee

MANDATE Full Committee mandate is available at www.cibc.com Committee Chair mandate is available at www.cibc.com	Assist the Board in fulfilling its responsibilities for defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against the defined risk appetite. The Committee is also responsible for overseeing the identification, measurement, monitoring and controlling of CIBC’s principal business risks.

The Risk Management Committee is responsible to review, approve and/or recommend for Board approval:

• Principal Business Risks (Credit, Market, Investment, Operational, Insurance, Balance Sheet (including capital, subsidiaries, affiliates and legal entities) and Liquidity Risks (as well as other treasury-related risks))
✓ Risk appetite statement annually
✓ Risk limits and key policies and procedures to control exposure to its principal business risks annually
✓ Capital policies annually

    ✓ CIBC’s risk profile and management stress tests in relation to capital at risk identifying material risks associated with CIBC’s businesses and operations, emerging risk issues and trends and compliance with risk limits, policies and procedures for assessing overall adherence to defined risk appetite

✓ Report to the Board on all credits and investments reviewed by the Committee
• Reputation and Legal Risks, Outsourcing and Regulatory Compliance

    ✓ Management’s compliance with policies and procedures established by management for the effective identification and control of reputation and legal risks, associated with transactions, including the mandate of the reputation and legal risks oversight committee, annually

✓ Compliance with the Outsourcing Policy annually
✓ Management’s compliance with laws and regulations annually
• New Initiative Approval Process
✓ Risk assessment processes relative to new strategies, products or services
• Risk Management Design and Effectiveness
✓ Mandate of the Chief Risk Officer (CRO) and the design, mandate and effectiveness of the independent risk management organization
• Interaction with Management Resources and Compensation Committee
✓ Meet with the MRCC to review risk input into compensation decisions of the MRCC and any other risk-related aspects of compensation decisions of the MRCC
• Succession Planning
✓ Succession plans for the CRO annually

2010 KEY MILESTONES	Risk Appetite Statement: CIBC’s Risk Appetite Statement formalizes CIBC’s strategy to be a financial institution that delivers high quality earnings while maintaining a lower than average risk profile. During 2010, the Committee regularly reviewed progress against the approved Risk Appetite Statement. In addition, all risk policies and limits reviewed in 2010 were done in the context of the Risk Appetite Statement to ensure alignment. For 2011, the Committee supported refinements to the Risk Appetite Statement to maintain the strong alignment between risk and business strategy. The changes recognize CIBC’s goal to be a lower risk Canadian bank with a view to grow in selected businesses, taking advantage of our competitive capabilities and market opportunities.

Stress Testing and Portfolio Reviews:  The Committee placed particular emphasis throughout 2010 on emerging risk themes and implications on CIBC’s capital strength and liquidity profile. Enterprise-wide stress testing and portfolio reviews were important components of the Committee’s meetings in 2010. Portfolios reviewed included Business Lending, Cards, Asset Securitization, Lending to Non-bank Financial Institutions, FirstCaribbean International Bank, Insurance/Reinsurance Businesses and Corporate Development Initiatives. The Committee also reviewed selected business growth initiatives. Stress testing, which also measures capital adequacy, is an important component of the Basel II framework (i.e., stress testing is part of Pillar 2, also known as the Internal Capital Adequacy Assessment Process).

Retail and Wholesale Credit:  The Committee reviewed the credit performance of CIBC’s loan portfolios, including quarterly reports on actual specific loan loss provisions compared with plan and compliance with credit concentration limits. Special focus was applied to cards in the Retail portfolio and the structured credit run-off (including stress testing) and U.S. commercial real estate portfolios in Wholesale Banking.

Market Risk:  The Committee reviewed and approved trading and non-trading limits, including our Treasury exposure and interest rate positioning; measured utilization against these limits; monitored exposure to our collateral partners; and supported the approval of the Capital Markets Risk Management technology upgrade that will enhance future measurement and reporting on Capital Markets and Treasury related risks.

Director Continuing Education: The Committee received educational updates on Basel II reporting, Treasury, credit risk of traded products, operational risk, risk management considerations in compensation practices and global economic considerations.

CIBC PROXY CIRCULAR	22

Board Committee Reports

Report of the Risk Management Committee (continued)

MEMBERSHIP	• N.D. Le Pan, Chair • D. D’Alessandro • P.D. Daniel • L. Rahl • K.B. Stevenson (effective January 1, 2011)

100% INDEPENDENT	All members met Board approved independence standards. The standards are derived from the Bank Act Affiliated Persons Regulations, the NYSE corporate governance rules and CSA director independence rules and are available at www.cibc.com.

23	CIBC PROXY CIRCULAR

 DIRECTOR COMPENSATION

Director compensation program

The Corporate Governance Committee reviews director compensation annually to confirm that it aligns with CIBC’s objective of consistent sustainable performance over the long term, to verify that it fosters prudent decision-making and to assess whether it is competitive with director compensation programs and levels among Canadian financial institutions. The Committee recommends changes in director compensation to the Board for approval when considered appropriate or necessary to:

•	align with these objectives;

•	recognize the workload, time commitment and responsibility of Board and committee members; and

•	reflect current director compensation programs.

Based on a consideration of these factors and a review of comparative data from the major Canadian banks, the Committee did not recommend, and the Board of Directors did not make, any changes to director compensation for fiscal 2011.

Director compensation components

A director who is not an officer of CIBC or any of its subsidiaries is compensated for his or her services as a director through a combination of retainers and attendance fees. Director compensation may be paid in various forms: cash, CIBC common shares and/or deferred share units (DSUs). The following table sets out the components of director compensation.

Description of Fee	Amount
Chair of the Board retainer(1)	$375,000	per year

Director retainer:
– Cash(2)	$40,000	per year
– Equity (deferred share units(3)/common shares)	$60,000	per year

Committee Chair retainer:
– Audit Committee	$40,000	per year
– Other Committees	$25,000	per year

Committee member retainer(4)	$5,000	per year

Special committee member retainer(5)	$25,000	per year

Special committee meeting attendance fee(6)	$1,000	per meeting

Board/committee meeting attendance fee(7)	$2,000	per meeting

Non-resident attendance fee(8)	$2,000	per trip

Notes:

(1)	The Chair of the Board receives an Annual Retainer of $375,000 with $150,000 payable in cash, CIBC common shares or DSUs and $225,000 payable in CIBC common shares or DSUs. The Chair of the Board receives no additional director compensation (such as meeting attendance fees).

(2)	Directors may elect to receive all or a portion of the cash component of the annual retainer in the form of cash, CIBC common shares or DSUs.

(3)	A DSU is a bookkeeping entry credited to an account maintained for the individual director until retirement from the Board. The value of a DSU is equal to the value of a CIBC common share. DSUs are credited quarterly based on the amount payable in that form and the value of a CIBC common share at that time. DSUs are entitled to dividend equivalent payments that are credited to a director in the form of additional DSUs at the same rate as dividends on common shares. DSUs do not entitle the holder to voting or other shareholder rights. The value of DSUs credited to a director is payable in cash in a lump sum when he or she is no longer a director or employee of CIBC and, for directors subject to section 409A of the United States Internal Revenue Code of 1986, as amended, the director is not providing any services to CIBC or any member of its controlled group as an independent contractor. In addition, under the Director Deferred Share Unit/Common Share Election Plan described on page 25, the value of DSUs is payable when the director is no longer related to or affiliated with CIBC as “related” and “affiliated” are defined in the Income Tax Act (Canada). The redemption value of a DSU is equal to the average of the high and low price of a CIBC common share on the Toronto Stock Exchange (TSX) on the day immediately before the date the DSU is payable.

(4)	Committee chairs do not receive a committee member retainer for membership on the Corporate Governance Committee but receive a member retainer for other committee assignments. Any non-committee chair appointed to the Corporate Governance Committee receives a committee member retainer.

(5)	During fiscal 2008 a special committee was established to assess certain litigation matters. Committee members, including the committee chair, receive a flat fee of $25,000 per year and no additional compensation for service on this committee.

(6)	During fiscal 2010 a special committee was established relating to strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee.

(7)	The meeting attendance fee is the same whether the meeting is attended in person or by teleconference.

(8)	Non-resident attendance fees are paid to a director attending in person at Board or committee meetings held outside the director’s province or state of residence.

CIBC PROXY CIRCULAR	24

Director Compensation

A director is reimbursed for out-of-pocket expenses incurred in attending meetings and otherwise carrying out his or her duties as a director. In addition, CIBC pays the cost for administration of the office of the Chair of the Board, including travel and travel-related expenses related to CIBC business.

Director equity plans

CIBC has established equity plans to align the interests of directors with those of shareholders.

Non-Officer Director Share Plan – Non-officer directors may elect to receive all or a portion of their cash-eligible compensation in the form of cash, CIBC common shares or DSUs. Under this plan, cash-eligible compensation includes the cash component of the director retainer and the Chair of the Board retainer, meeting attendance fees, non-resident attendance fees, committee chair retainers and committee member retainers.

Director Deferred Share Unit/Common Share Election Plan – Non-officer directors may elect to receive the equity component of the director retainer in the form of either DSUs or CIBC common shares.

Non-Officer Director Stock Option Plan – In 2001, 2002 and 2003, options were granted to non-officer directors as part of their compensation. In January 2003, the Board determined that no further options would be granted to directors. The following table sets out outstanding option grants made under the plan to current directors.

	Option-Based Awards				Value of
	Number of Securities		Option		Unexercised
	Underlying		Exercise	Option	in-the-Money
	Unexercised Options	Date of Grant/	Price	Expiration	Options(3)
Name	(#)	Vesting(1)	($)	Date(2)	($)
Jalynn H. Bennett	2,000	March 5, 2002	52.29	March 5, 2012	58,080

Gordon D. Giffin	2,000	September 11, 2001	56.08	September 11, 2011	50,500
	2,000	March 5, 2002	52.29	March 5, 2012	58,080

Charles Sirois	2,000	March 6, 2001	48.98	March 6, 2011	64,700
	2,000	March 5, 2002	52.29	March 5, 2012	58,080

Notes:

(1)	Options vest in their entirety and are exercisable in full from the time of grant.

(2)	Options expire the earlier of 10 years from date of grant or 60 months from leaving the Board. All unexercised director options will expire by March 5, 2012.

(3)	The value of the unexercised in-the-money options at February 17, 2011, is the difference between the option exercise price and $81.33, being the average of the high and low price of a CIBC common share on the TSX on February 16, 2011.

25	CIBC PROXY CIRCULAR

Director Compensation

Director Compensation Table

The following table sets out the total compensation provided to non-management directors during fiscal 2010.

	Fees Earned(2)							Allocation of Fees Earned(3)(4)
				Board,
				Committee						Share-Based
	Board Retainer		Committee	and Non-
			Member	Resident								Allocation of Fees
	Equity	Cash	and Chair	Attendance	All Other		Total			Common		between Cash
	Component(3)	Component(4)	Retainers	Fees	Compensation		Compensation	Cash		Shares	DSUs	and Common
Name(1)	($)	($)	($)	($)	($)		($)	($)		($)	($)	Shares/DSUs
Brent S. Belzberg	60,000	40,000	30,000	58,000	—		188,000	—		—	188,000	100% DSUs

Jalynn H. Bennett(5)	60,000	40,000	13,333	59,000	—		172,333	112,333		60,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash

Gary F. Colter(6)	60,000	40,000	55,000	60,000	—		215,000	155,000		60,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash

Dominic D’Alessandro	40,000	26,667	3,333	28,000	—		98,000	—		—	98,000	100% DSUs

Patrick D. Daniel	60,000	40,000	5,000	52,000	—		157,000	—		—	157,000	100% DSUs

Luc Desjardins(5)	60,000	40,000	5,000	61,000	—		166,000	—		166,000	—	100% Shares

William L. Duke(7)	20,000	13,333	1,667	28,000	10,000	(8)	73,000	16,750	(9)	46,250	—	Equity Retainer: 100% Shares Remainder: 61% Shares and 39% Cash

Gordon D. Giffin(6)	60,000	40,000	30,000	56,000	—		186,000	126,000		—	60,000	Equity Retainer: 100% DSUs Remainder: 100% Cash

Linda S. Hasenfratz	60,000	40,000	5,000	44,000	—		149,000	89,000		60,000	—	Equity Retainer: 100% Shares Remainder: 100% Cash

Nicholas D. Le Pan(5)(6)	60,000	40,000	46,667	61,000	—		207,667	40,000		—	167,667	Equity Retainer: 100% DSUs Remainder: 73% DSUs and 27% Cash

John P. Manley	60,000	40,000	10,000	58,000	—		168,000	—		—	168,000	100% DSUs

Jane L. Peverett(5)	60,000	40,000	5,000	61,000	—		166,000	74,850		—	91,150	Equity Retainer: 100% DSUs Remainder: 29% DSUs and 71% Cash

Leslie Rahl	60,000	40,000	5,000	60,000	—		165,000	—		—	165,000	100% DSUs

Charles Sirois(5)(10)	225,000	150,000	—	—	—		375,000	—		—	375,000	100% DSUs

Robert J. Steacy	60,000	40,000	5,000	48,000	—		153,000	53,000		—	100,000	Equity Retainer: 100% DSUs Remainder: 43% DSUs and 57% Cash

Ronald W. Tysoe(6)	60,000	40,000	70,000	66,000	—		236,000	176,000		—	60,000	Equity Retainer: 100% DSUs Remainder: 100% Cash

Total	1,065,000	710,000	290,000	800,000	10,000		2,875,000	842,933		392,250	1,629,817

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director of CIBC. See the Summary Compensation Table on page 55 for Mr. McCaughey’s compensation as an officer of CIBC.

(2)	Includes all retainers and meeting fees, including those paid in CIBC common shares and/or DSUs.

(3)	Directors must receive the equity component of the annual retainer ($60,000) in the form of either CIBC common shares or DSUs.

(4)	Directors may elect to receive the cash component of the annual retainer ($40,000) in the form of cash, CIBC common shares or DSUs.

(5)	During fiscal 2010 a special committee was established relating to CIBC’s strategic planning processes. Committee members, other than the Chair of the Board, receive a fee of $1,000 for each meeting attended and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2010 are included in the column headed “Board, Committee and Non-Resident Attendance Fees”.

(6)	During fiscal 2008 a special committee was established to assess certain litigation matters. Committee members, including the committee chair, receive a flat fee of $25,000 per year and no additional compensation for service on this committee. Amounts paid to each committee member during fiscal 2010 are included in the column headed “Committee Member and Chair Retainers”.

(7)	Mr. Duke retired from the Board February 25, 2010.

(8)	Under CIBC’s Policy on Retiring Directors, a $10,000 donation was made in honour of a retiring director to a charity selected by the director, consistent with CIBC’s giving guidelines. The retiring director did not request the donation or receive any financial benefit from the donation.

(9)	Directors are paid fees owing to them for the fiscal quarter in which they leave the Board in the form of cash.

(10)	The Chair of the Board receives an annual retainer of $375,000. He does not receive any other compensation as a director, or in any other capacity from CIBC.

CIBC PROXY CIRCULAR	26

Director Compensation

Director equity ownership guideline

CIBC encourages its directors to have an equity ownership position in CIBC as a reflection of their commitment to CIBC. Under the director equity ownership guideline, a director is expected to invest half of the cash-eligible component of the director retainer in CIBC common shares and/or DSUs until the director owns CIBC common shares and/or DSUs having a value of $450,000, which is equal to four and a half times the director retainer (4.5 x $100,000). A director is expected to reach this level of equity ownership within five years of his or her appointment to the Board.

The following table sets out each director nominee’s equity ownership interest in CIBC (including DSUs) and any changes in ownership interest since January 5, 2010.

	Equity Ownership		Equity Ownership		Net Change in
	at		At		Equity
	February 17, 2011		January 5, 2010		Ownership
	CIBC		CIBC		CIBC
	Common		Common		Common		Value of	Deadline
	Shares(2)	DSUs	Shares	DSUs	Shares	DSUs	Equity(3)	to Meet
Name(1)	(#)	(#)	(#)	(#)	(#)	(#)	($)	Guideline
Brent S. Belzberg	3,500	14,513	3,500	11,301	—	3,212	1,410,958	Met Guideline

Gary F. Colter	12,274	—	11,829	—	445	—	961,422	Met Guideline

Dominic D’Alessandro	30,000	1,353	n/a	n/a	n/a	n/a	2,455,880	Met Guideline

Patrick D. Daniel(4)	1,000	2,727	1,000	486	—	2,241	291,936	August 26, 2014

Luc Desjardins	6,093	—	3,510	—	2,583	—	477,265	Met Guideline

Gordon D. Giffin	2,954	8,853	2,954	7,630	—	1,223	924,842	Met Guideline

Linda S. Hasenfratz	6,723	—	6,278	—	445	—	526,613	Met Guideline

Nicholas D. Le Pan	3,126	2,351	3,126	—	—	2,351	429,013	February 28, 2013

John P. Manley	2,122	8,529	2,122	5,863	—	2,666	834,293	Met Guideline

Jane L. Peverett	—	1,926	—	642	—	1,284	150,864	February 26, 2014

Leslie Rahl	26	10,333	26	7,620	—	2,713	811,420	Met Guideline

Charles Sirois	54,602	18,104	53,910	12,221	692	5,883	5,695,061	Met Guideline

Robert J. Steacy	2,000	4,650	2,000	3,089	—	1,561	520,894	Met Guideline

Katharine B. Stevenson(5)	1,200	n/a	n/a	n/a	n/a	n/a	93,996	January 1, 2016

Ronald W. Tysoe	6,000	18,261	6,000	16,594	—	1,667	1,900,364	Met Guideline

Total	131,620	91,600	96,255	65,446	4,165	24,801	17,484,821

Notes:

(1)	Mr. McCaughey does not receive compensation for his services as a director and is, therefore, not eligible to participate in director compensation plans. Mr. McCaughey, as an officer of CIBC, is expected to meet the Executive Share Ownership Guidelines described on page 59 of this Circular. Mr. McCaughey’s share-based holdings are also set out on page 59.

(2)	Information about shares beneficially owned, or shares over which control or direction is exercised, is not within the knowledge of CIBC and, therefore, has been provided by each director. These shares include, but are not limited to, shares received as compensation.

(3)	Equity value is based on the closing price of a CIBC common share on the TSX on December 31, 2010 ($78.33).

(4)	Mr. Daniel exercises control or direction over 2,000 CIBC Non-Cumulative Class A Preferred Shares, Series 27 (Series 27 Share) with an aggregate market value at February 17, 2011 of $50,780, based on the closing price of a Series 27 Share on the TSX on February 16, 2011 ($25.39).

(5)	Ms. Stevenson joined the Board January 1, 2011 and has until January 1, 2016 to meet the equity ownership guideline. The value of her equity ownership is expected to reach the guideline by that date.

27	CIBC PROXY CIRCULAR

 EXECUTIVE COMPENSATION

TO OUR FELLOW SHAREHOLDERS:

Last year, CIBC’s Board introduced a new approach to executive compensation designed to strengthen the link between senior executive pay, performance and the execution of CIBC’s strategy. We reduced year-over-year pay volatility by increasing the proportion of fixed compensation and making the annual cash bonus the only variable element of total compensation. Our approach was well-received by investors and is a key element of CIBC’s progress in aligning our plans, priorities – and results – to our strategic imperative of delivering consistent, sustainable performance over the long term.

As we did in last year’s proxy circular, we are writing this letter because we believe in giving CIBC’s shareholders the information you need to understand clearly what we pay our executives, how we pay them and why.

In particular, this year we describe how the Board has tied senior executive pay to CIBC performance and the steps we have taken to incorporate the principles and associated standards for sound compensation practices issued in 2009 by the Financial Stability Board (FSB) into our approach. The FSB is an international body established to improve the stability of the global financial system. Its principles for sound compensation are intended to reduce incentives for excessive risk-taking. CIBC shares this goal, which is entirely consistent with our business strategy and compensation philosophy.

Changes for 2010

The purpose of any executive compensation program is to attract and retain talented leaders and properly motivate them to create value for the company and its shareholders.

For CIBC, this means we will reward performance that contributes to execution of our strategy and creation of long-term and sustainable value, without encouraging undue risk-taking. Our approach also includes an annual review of pay targets relative to our industry peers so that CIBC continues to attract, retain and motivate strong leaders. This year’s peer review resulted in increases
We will reward performance that contributes to execution of our strategy and creation of long-term and sustainable value, without encouraging undue risk-taking.
to pay targets for select members of the Senior Executive Team (SET), including the Chief Executive Officer (CEO) in order to align those targets with our compensation philosophy. The Management Resources and Compensation Committee (Committee or MRCC) and the Board believe CIBC’s approach to senior executive pay is well-suited to CIBC’s strategy and has been applied responsibly in view of CIBC’s strong performance in fiscal 2010.

As mentioned above, CIBC took a number of steps this past year to apply FSB principles to our compensation practices. Specifically we:

•	involved Risk Management in assessing CIBC’s compensation programs;

•	involved the Risk Management Committee (RMC) and the Chief Risk Officer (CRO) in quarterly reviews of business performance and incentive compensation funding to ensure all aspects of risk were factored into compensation decisions;

•	increased the scale and duration of mandatory incentive compensation deferrals;

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Executive Compensation

•	established a new “clawback” for significant unexpected losses and broadened the use of clawbacks to all employees in the event of misconduct; and

•	extended the post-retirement share ownership requirement, which previously applied only to the CEO, to all SET members.

These and other initiatives tied to the FSB principles and standards are described more fully beginning on page 36 of this report.

The Committee also worked closely with management in 2010 to advance CIBC’s executive talent management and leadership development strategies. The Board believes CIBC has made significant achievements in this area, which is an ongoing focus for the Committee.

Performance against objectives

CIBC believes in pay-for-performance. CIBC’s senior executive pay is based on CIBC’s performance against our strategic priorities, risk appetite, control framework and business and individual goals.

By all of these measures, CIBC delivered strong performance in 2010. Supported by strong earnings growth and a return on equity of 19.4%, CIBC’s Total Shareholder Return was 32.4%, the highest of all the
CIBC delivered strong performance in 2010.
Canadian banks. Importantly, this performance was achieved in a manner consistent with CIBC’s risk appetite.

CIBC’s leadership team is focused on three key strategic priorities: (1) establishing and maintaining Canadian market leadership in all of CIBC’s core businesses, defined as not less than a #3 position and targeting #1 or #2 (2) maintaining a balanced and actively managed business mix by growing in select areas in which CIBC has competitive advantages and (3) continuing to strengthen our business and financial fundamentals. CIBC made progress on all three fronts in 2010. Specifically, we retained our market leadership position in areas of historical strength – including the credit card business, mortgages, deposits, mutual funds, brokerage, equity trading and underwriting, bond underwriting and M&A – while closing the gap to industry peers in areas such as business banking and corporate lending where CIBC does not yet hold a #3 position. We completed strategic acquisitions to further strengthen our market leadership in the credit card business and enhance our client capabilities in business banking. We also achieved key targets and objectives in areas of earnings growth, productivity, risk, capital strength and total shareholder return as well as in the areas of employee engagement and customer satisfaction.

CIBC’s performance is described in further detail on pages 47 to 50 of this report.

CIBC’s results for 2010 are the product of an experienced leadership team working to achieve a clear and common set of objectives. Every team, however, needs a leader and, in our view, CIBC’s CEO Gerry McCaughey excelled in his role this past year.

Mr. McCaughey is the principal architect of CIBC’s strategy. In 2010, Mr. McCaughey and his team delivered on CIBC’s plans to strengthen our
CIBC’s results for 2010 are the product of an experienced leadership team working to achieve a clear and common set of objectives.
market leadership, manage our business mix, maintain a strong capital position and produce consistent and sustainable results. Mr. McCaughey made a significant contribution to deepen and develop CIBC’s leadership ranks and further embed our strategy into CIBC’s culture. He oversaw CIBC’s investments in new technology platforms that we believe will enhance CIBC’s operational effectiveness and risk controls. He played a key role in integrating risk management principles into compensation decisions. He also focused on strengthening client relationships, both directly and through

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CIBC’s national advertising and sponsorship programs. These initiatives are an important part of an ongoing commitment to building employee pride, increasing the value of CIBC’s brand and improving the CIBC client experience.

Mr. McCaughey’s leadership and CIBC’s progress against our strategic objectives are reflected in his 2010 compensation. As discussed in greater detail on the following pages, Mr. McCaughey’s total direct compensation for fiscal 2010 is $9,337,000 (comprised of fixed base salary and deferred incentive compensation of $6,202,200 and variable annual cash incentive compensation of $3,134,800; deferred compensation represents 60% of total incentive compensation). This represents an increase of 50% compared with total compensation of $6,240,000 (comprised of fixed base salary and deferred incentive compensation of $5,250,000 and annual cash incentive compensation of $990,000) last year, when 2009 compensation was appropriately and significantly below the peer group due to CIBC performance. The most significant portion of his total direct compensation is directly linked to Mr. McCaughey’s accomplishments during the year and CIBC’s strong operating and financial performance in 2010.

CIBC’s strong operating and financial performance also contributed to increased compensation for CIBC’s other Named Executive Officers (NEOs). Pay and performance of the NEOs is described in the following pages. The Board wishes to thank each of these individuals, as well as CIBC’s global leadership team, for their performance over the past year.

Closing

Responsibility for executive compensation at CIBC rests with the Board of Directors with significant support from the Committee, which is comprised entirely of independent directors and independently advised by an international executive compensation consulting firm.

CIBC welcomes investor feedback. We have been gratified by the recognition CIBC received from the Canadian Coalition for Good Governance and others for our proxy disclosure last year and we remain actively engaged in discussions with shareholders and shareholder advocacy groups regarding CIBC’s strategy, governance and approach to executive compensation. We value these discussions and the insights they provide.

On behalf of the members of the Management Resources and Compensation Committee and the full Board, we want to thank you for your continued support of CIBC.

Sincerely,

Brent S. Belzberg	Charles Sirois
Chair, Management Resources and Compensation Committee	Chair of the Board

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Executive Compensation

Pay for Performance — Highlights

CIBC has a track record of paying for performance

	Business Performance		CEO/SET Pay Decisions

2006	• Achieved record net income and industry-leading return on equity • Raised common share dividend and acquired majority interest in FirstCaribbean	è	• CEO and SET compensation increased to competitive level, but conservative relative to CIBC’s record business performance

2007	• Achieved record net income and industry-leading return on equity • Disclosed material structured credit exposure to U.S. residential mortgage market • Exited U.S. Investment Banking business	è	• Both CEO and Head of World Markets received no cash bonus and pay decreased to lowest of the peer group due to structured credit exposure

• CEO voluntarily gave back compensation

• Pay for the other incumbent SET members reduced significantly for CIBC’s overall performance to reflect future exposure to sub-prime

2008
•  Impact of structured credit resulted in net loss for CIBC
•  One of the first North American banks to raise common equity before industry conditions deteriorated significantly
•  Took other broad-based actions to effectively guide CIBC through the global credit crisis (strengthened capital and funding, strengthened management, repositioned Wholesale Banking, reduced structured credit exposure)
è
•  CEO pay increased in light of penalty already imposed for structured credit exposure in 2007 and to recognize remedial actions taken to effectively guide CIBC through global credit crisis
•  CEO received no cash bonus
•  Pay for the balance of incumbent SET members was reduced to the minimum payable under the compensation framework in place for 2008

2009
•  A year of progress on many fronts but results were affected by structured credit write-downs and other charges
•  Core earnings growth trailed industry peers due to lower revenue growth and CIBC’s lower risk appetite
•  One of the strongest capitalized banks in North America
è
•  Aligned senior executive compensation framework to strategy by reducing the range of pay and pay volatility
•  Significantly reduced CEO and SET annual cash bonuses as a result of continued risk factors including structured credit write-downs

2010
•  Strong financial results including the highest total shareholder return of the major Canadian banks
•  Completed strategic acquisitions in credit card business and business banking
•  Maintained strong fundamentals including capital strength and competitive productivity, while conforming with risk appetite
è
•  Adjusted senior executive compensation framework to align with FSB(1) principles and standards
•  Selectively increased pay targets to align with the lower end of the relevant peer group(2)
•  Increased CEO and SET annual cash bonuses in line with CIBC’s strong financial results

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CEO’s Pay versus Performance (2006 – 2010)
Relative Total
		Direct	Relative Performance Ranking versus Other Banks(2)
		Compensation	1-Year	5-Year
	CIBC CEO’s	Ranking	Total	Total	Earnings
	Total Direct	Versus Other	Shareholder	Shareholder	per Share	Return on
	Compensation(3)	Bank CEOs(2)(4)	Return(5)	Return	Growth	Equity

2006	$9.05MM	3rd	1st	4th	1st	1st
2007	$5.31MM (6)	5th	1st	1st	1st	1st
2008	$8.16MM	3rd	5th	4th	5th	5th
2009	$6.24MM	5th	3rd	5th	1st	4th
2010	$9.34MM	n/a(7)	1st	4th	1st	1st

Notes:

(1)	The FSB is an international body that monitors and makes recommendations about the global financial system. It is made up of member institutions from the G20, including from Canada: The Bank of Canada, the Office of the Superintendent of Financial Institutions and the Department of Finance.
(2)	The peer group used to assess CIBC’s relative performance includes BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group, CIBC’s direct competitors. The peer group for the “Relative Total Direct Compensation Ranking Versus Other Bank CEOs” column in this table is comprised of the CEOs of the banks in CIBC’s peer group. See also page 41 for a further discussion of peer group selection.
(3)	Total Direct Compensation is the sum of base salary and incentive compensation which includes the annual cash bonus and mid- and long-term incentives.
(4)	As reported in the Summary Compensation Tables in the 2009 Management Proxy Circulars of the banks in CIBC’s peer group.
(5)	Total Shareholder Return is the total return earned on an investment in CIBC common shares at October 31 of the applicable fiscal year. The return measures the change in shareholder value, assuming dividends are reinvested in additional CIBC common shares.
(6)	Total Direct Compensation after “giveback” (voluntary return of compensation) as reported in each of the 2008 and 2009 Management Proxy Circular Summary Compensation Tables.
(7)	Not available.

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 COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a summary description and explanation of senior executive pay at CIBC and describes the policies and processes used by the Committee and the Board for determining compensation for SET. SET is comprised of the CEO and his direct reports, each of whom is responsible for a Strategic Business Unit (SBU) (i.e., CIBC Retail Markets, Wholesale Banking) or an infrastructure group (i.e., a control or support function). Each of the Named Executive Officers (NEOs) set out in the Summary Compensation Table on page 55 is a SET member.

As described in the preceding letter, the Board and management completed a review in 2009 of CIBC’s executive compensation program and made changes in 2010 to align further with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term and new regulatory guidelines. This process also considered guidance from shareholders, corporate governance groups, political leaders and regulators regarding executive pay in the financial industry.

A review of the Committee’s mandate, the SET compensation framework and how CIBC’s compensation policies and practices align with regulatory requirements is provided in the following pages.

CONTENTS

33	Role of the Management Resources and Compensation Committee

36	CIBC versus Financial Stability Board Principles and Standards

39	CIBC’s Compensation Framework for the CEO and balance of the Senior Executive Team

47	CIBC’s Fiscal 2010 Performance
51	Total Direct Compensation for the Named Executive Officers
55	Tables
71	Non-GAAP Measures

Role of the Management Resources and Compensation Committee

Highlights
ð  The Committee has accountability for the compensation of all CIBC employees and oversees CIBC’s human capital including organizational effectiveness and leadership development

ð  The Committee established a formal process to evaluate business performance and assess all aspects of risk in compensation decisions through regular meetings with the CRO, the RMC Chair and the RMC.

ð  The Committee dedicates a significant portion of its agenda to CIBC’s talent management strategy, succession planning and leadership development

ð  The Committee continually reviews best practices and adopts those that are appropriate for CIBC’s strategy of consistent and sustainable performance

ð  In fulfilling its mandate, the Committee receives expert independent advice from its external advisor, Pay Governance LLC

The Committee assists the Board in fulfilling its governance responsibilities for CIBC’s human capital. The Committee dedicates a significant portion of its agenda to CIBC’s talent management strategy, which focuses on enhancing succession planning, the executive talent review process, organizational effectiveness and leadership development. The Committee is also responsible for the design and operation of Bank-wide compensation policies and practices to ensure their alignment with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term and to ensure that CIBC’s compensation programs do not encourage undue risk-taking.

The Committee reviews, approves and/or recommends for Board approval:

•	CIBC’s compensation philosophy, principles, methodology and governance practices on an annual basis;

•	total annual incentive compensation funding for CIBC and the allocations to each of the SBUs, infrastructure groups and key lines of business (LOBs) in Wholesale Banking, based on an analysis of business performance including the business risks undertaken (with input from the Chief Financial Officer (CFO), CRO and RMC) and the impact on CIBC’s ability to attract and retain talent so that CIBC can deliver on its short-, mid- and long-term business objectives;

•	performance goals for the CEO, SET, other key control positions and members of the Wholesale Banking Management Committee (WBMC);

•	assessments of individual performance, including consideration of financial performance and related risk and control matters and corresponding individual compensation decisions, for the CEO and SET, other key control positions, the WBMC and for any

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Compensation Discussion and Analysis

other individual whose total direct compensation is above a materiality threshold determined annually by the Committee (currently the threshold is $1.5 million);

•	an annual report by an independent body on all material compensation plans which assesses whether the plans are operating as intended and that the level of compensation paid is appropriate in relation to the actual business performance and business risks undertaken;

•	succession and emergency preparedness planning for the CEO and SET, leadership development plans for key senior management positions and material organizational changes;

•	employment arrangements relating to appointments of all management at the Executive Vice-President (EVP) level and above, other key control positions, WBMC members and any employee whose total direct compensation is above the threshold; and

•	all pension plans and any material amendments to those plans.

In making recommendations for annual Total Direct Compensation for SET, the Committee, assisted by its independent advisor, reviews:

•	a long-term pay-for-performance analysis to ensure that the amount paid to SET through CIBC’s mid- and long-term incentive programs is linked to CIBC’s performance and the shareholder experience over the same periods; and

•	back-testing analysis to ensure that SET’s pay program is resulting in the intended outcomes.

In addition, the Committee involves the RMC Chair quarterly, and the full RMC annually, as well as the CRO and CFO, in assessing the financial performance of CIBC, its SBUs and key Wholesale Banking LOBs. This assessment includes the sustainability of earnings, performance against risk appetite goals, client and employee metrics, and any control, compliance or audit concerns that should affect incentive compensation funding.

Seven Committee meetings were held in fiscal 2010. At meetings the Committee typically:

•	receives an update on executive compensation trends, including how the market in Canada and globally is incorporating risk into compensation decisions, from its independent advisor or other external advisors; and

•	holds an in camera session (i.e., without management present) which the independent advisor attends.

Committee’s approach to continuous improvement

The Committee continually seeks to enhance the capabilities of its members and adopts, as appropriate to CIBC, best practices in corporate governance, executive compensation and talent management. A number of activities were undertaken in 2010 to achieve these goals.

•	Two director development sessions were delivered by external experts, other than the Committee’s advisor, on matters relevant to the Committee’s mandate. One session focused on risk management considerations in compensation practices and was led by the consulting firm that supported the FSB during both their initial drafting of principles for the G20 and their subsequent peer-review process. The session, as well as a subsequent status report, provided insights into industry progress and allowed the Committee to gauge CIBC’s actions against FSB principles and standards as well as industry practice. The second session, on talent management, focused on the role of the Committee and Board in building leadership, talent and organizational capability.

•	Gary Colter (current Corporate Governance Committee Chair and former RMC and Audit Committee Chair) joined the Committee to enhance its collective level of risk management oversight experience.

•	At the majority of Committee meetings, Pay Governance LLC or another external executive compensation expert provided a report on current market trends covering competitive pay levels, regulatory changes and compensation design, including how the financial services market in Canada and globally is addressing the FSB principles and standards and the incorporation of risk in compensation decisions. Reports were also received from talent management experts on emerging trends and best practices to assist the Committee in supporting the renewal of CIBC’s talent management strategy.

•	The Chair of the Board and the Committee Chair met with the Canadian Coalition for Good Governance and shareholders to hear their perspectives on CIBC’s approach to governance and executive compensation.

CIBC’s executive compensation governance and programs are continually assessed against the principles, standards and best practices advocated by regulators, corporate governance groups and institutional investors in the various jurisdictions in which CIBC operates. While CIBC’s practices generally have been consistent with that guidance, further adjustments were made in 2010 to address gaps and to align further with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term (see page 36 for further details).

Independent advice

The Committee receives expert independent advice from an advisor who reports directly to the Committee. The advisor’s role is to support the Committee and to act only on instructions provided or approved by the Committee Chair.

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Compensation Discussion and Analysis

Ira Kay, a managing partner of Pay Governance LLC and previously a global director of Watson Wyatt’s (now Towers Watson) executive compensation practice, is the Committee’s advisor and an internationally recognized executive compensation expert. Mr. Kay provides analysis and advice on compensation philosophy, establishment of peer groups, market compensation practices and levels, assessment of Total Direct Compensation targets and annual Total Direct Compensation recommendations for the CEO and other SET members, incentive compensation plan design including pay-for-performance and incentive goal calibration, supplemental pension benefits and other matters on which the Committee seeks his advice.

During 2010, the Committee renewed Mr. Kay’s appointment (through the engagement of Pay Governance LLC) as the Committee’s independent advisor based on an assessment of the services provided by Mr. Kay, the quality of his advice and counsel, his firm’s independence from management and other relevant factors.

Total fees for services provided to CIBC in fiscal 2009 and 2010 by Mr. Kay (through his former employer Watson Wyatt/Towers Watson and the firms established by Mr. Kay to facilitate his transition from Watson Wyatt/Towers Watson), are set out in the chart and notes below. Effective July 1, 2010, Towers Watson no longer provides direct support to the Committee.

Since July 1, 2010, Mr, Kay has provided service to the Committee solely through Pay Governance LLC and neither he nor Pay Governance LLC work on any other CIBC mandates.

	2008	2009	2010(1)
			November ð June	January ð June	July ð October
				Ira T. Kay &	Pay
	Watson Wyatt	Watson Wyatt	Towers Watson	Company	Governance LLC	Total
Fiscal Year Fees	($)	($)	($)	($)	($)	($)
Committee Mandate	385,000	563,000	176,848	98,517	173,537	448,902

All Other CIBC Mandates(2)	913,000 (3)	334,800 (4)	206,231 (5)	0	0	206,231

Notes:

(1)	In January 2010, Mr. Kay established a new executive compensation consulting firm, Ira T. Kay & Company and remained the primary consultant to the Committee. During the period November to June in fiscal 2010, analytical and market information support was provided to Mr. Kay by Towers Watson which was the only work done by Towers Watson for the Committee during that period. Effective July 1, 2010 a new firm, Pay Governance LLC, was established with Mr. Kay as a managing partner and Towers Watson ceased providing direct support to the Committee.

In order to maintain a high level of independence between work Towers Watson conducted for management included in “All Other CIBC Mandates” in the chart above, specific individuals at Towers Watson were designated to work with Mr. Kay on the Committee mandate and could not do work on any other CIBC mandates.

(2)	Watson Wyatt’s retainer to provide services relating to CIBC’s U.S. actuarial and retirement administration work was pre-approved by the Committee at the time Watson Wyatt was awarded the Committee advisor mandate. To further the Committee’s goal of independence of its advisor, effective November 1, 2008 CIBC transferred all services relating to U.S. actuarial and retirement administration work, which comprises the majority of fees for “All Other CIBC Mandates”, from Watson Wyatt to another service provider.

(3)	Related to conducting compensation surveys ($36,000), review of an on-line retirement planning tool for compliance with applicable pension legislation ($35,000) and services relating to U.S. actuarial and retirement administration work ($842,000) which were higher in 2008 than in prior and subsequent years due to support of the sale by CIBC of the U.S. Investment Banking business. This transition commenced in 2008 and was substantially completed in 2009 with only incidental services provided in 2010, as noted below.

(4)	Related to conducting compensation surveys ($30,500), review of an on-line retirement planning tool for compliance with applicable pension legislation ($51,000) as well as services relating to the transition of U.S. actuarial and retirement administration work ($253,300), which were significantly lower in 2009 compared with prior years.

(5)	Related to conducting compensation surveys ($23,500), executive compensation and governance support to management ($161,700) and incidental services relating to U.S. actuarial and retirement inquiries ($21,000). Since July 1, 2010, Mr, Kay has provided service to the Committee solely through Pay Governance LLC and neither he nor Pay Governance LLC work on any other CIBC mandates.

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Compensation Discussion and Analysis

CIBC versus Financial Stability Board Principles and Standards

The letter to shareholders on page 28 describes the actions the Board has taken to strengthen further CIBC’s approach to compensation, including incorporating the FSB Principles for Sound Compensation Practices and the associated Implementation Standards. These principles and standards, put forward by the FSB in 2009, are intended to protect against excessive risk-taking and enhance the stability and robustness of the global financial system. In the table below we set out how CIBC’s approach to compensation is aligned with these principles and standards. New actions or significant changes for 2010 are italicized.

Key Elements of FSB Regulations	CIBC Approach

✓ Effective Governance of Compensation

Active Board Oversight
• CIBC’s Board, MRCC and RMC provide active oversight of CIBC’s compensation programs, policies and practices for all employees. Their responsibilities include:

— establishing the compensation governance process (MRCC)

— determining incentive compensation funding and allocations (see page 43) (MRCC)

— approving individual compensation for SET, WBMC, other key senior positions and employees whose compensation is above the threshold (MRCC/Board)

— approving new material incentive compensation plans(1) or changes to existing material plans (MRCC/Board)

— reviewing CIBC’s, the SBUs’ and Wholesale Banking LOBs’ adherence to CIBC’s risk appetite and the underlying risks associated with business performance (RMC)

— identifying and reporting any concerns to the MRCC regarding the design of CIBC’s incentive programs in creating incentives for undue risk-taking (RMC)
See description of Committee and Board mandates on pages 17 to 23.

• Appointment of the former RMC Chair to the MRCC, enhancing the Committee’s collective risk management capability

• When determining incentive funding, MRCC and the RMC hold a joint session to review the CFO’s and CRO’s assessment of business performance including in respect of risk appetite goals (see page 45)

• MRCC’s independent advisor provides regular reports on FSB requirements and global best practices on addressing risk and compensation (see page 34)

Compensation System Operates as Intended
• Independent assessments of all material incentive compensation plans are conducted annually

• Back-testing and scenario analysis of material incentive compensation plans are conducted annually or more frequently if plan changes are being considered

• The SET compensation framework is tested annually (see page 41)

Compensation of Control Functions
• 20% of the Chief Administration Officer’s (CAO’s), CFO’s and CRO’s annual cash bonus is based on an assessment by the Chair of the Audit Committee or RMC and reviewed by the Chair of the Board (see page 51)

• Compensation for employees in control functions including Risk, Compliance, Finance and Audit, is determined on overall CIBC results and is independent of the results of the specific business supported

✓ Compensation and Capital

Strength of Capital Position
• Annual cash bonuses for SET are determined using business scorecards which include risk and capital-based metrics as well as the CRO’s assessment of risk (see page 50); these scorecards and the risk assessment are also considered when determining incentive funding for CIBC and allocations to the SBUs and LOBs in Wholesale Banking

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Compensation Discussion and Analysis

Key Elements of FSB Regulations	CIBC Approach
✓ Effective Alignment of Compensation with Performance and Prudent Risk-Taking

Compensation Adjusted for all Types of Risk
• Business performance assessments based on business scorecards include performance against CIBC’s risk appetite goals (see page 44) and are used for:
 — CIBC and SBU incentive funding
 — Wholesale Banking incentive allocation to the LOBs
 — SET annual bonuses, with risk representing a 20% weighting in the business scorecard

• Wholesale Banking incentive pool funding is now based on a profitability measure so that financial performance appropriately reflects risk and control matters such as loan losses and operational losses

• Risk assessments include all aspects of risk (market, credit, operational, reputational and liquidity)

• Compensation decisions for SET, other key control positions, WBMC and employees whose compensation is above the threshold are determined using individual scorecards that also include key risk measures
 — Non-adherence to CIBC policy, risk management and control framework is factored into compensation decisions for all employees

• Reduced or negative financial performance results in a substantial reduction to variable compensation funding, as demonstrated in fiscal 2005, fiscal 2008 and in SET compensation for fiscal 2009

• New compensation plans or changes to existing plans are subject to review by Risk Management and Finance before requesting MRCC and/or Board approval

Compensation Mix and Deferrals
• SET compensation framework includes a reduced range of pay and reduced potential for year-over-year volatility relative to the peer group by having a higher proportion of fixed versus variable compensation

• Each employee’s annual cash bonus reflects individual, SBU and overall CIBC performance while any deferred incentive compensation payout reflects overall CIBC absolute and relative performance

• Deferral levels of 40% to 60% of incentive compensation are mandated for roles that have the potential to create a material risk for CIBC. For example, 60% of SET members’ incentive compensation is deferred for at least three years

• Over half of each employee’s deferred incentives are in share-based compensation or Book Value Units (BVUs), which provide direct alignment to the underlying value of the business

• Stock option vesting has been changed from 25% per year over four years to 50% after each of the third and fourth anniversaries of the grant date beginning with grants made in December 2010

• A higher proportion of deferred incentive compensation for other senior officers is now delivered as 3-year cliff-vesting Restricted Share Awards (RSAs) or Performance Share Units (PSUs). For example, EVPs and WBMC receive 70% and 100%, respectively, of their deferred incentive compensation in PSUs

Clawbacks
• Clawbacks are in place for misconduct and significant unexpected losses (see page 40) and apply to all employees

• Input is provided to the CEO by the CRO and CAO regarding any non-adherence to CIBC policy, risk management and control framework by any employee so that penalties can be incorporated into compensation decisions as appropriate.

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Compensation Discussion and Analysis

Key Elements of FSB Regulations	CIBC Approach
✓ Effective Alignment of Compensation with Performance and Prudent Risk-Taking (continued)

Policies/Contractual Arrangements
• Share ownership policies are in place for all executives including SET, as well as for all Managing Directors in Wholesale Banking. After retirement, the CEO must satisfy ownership requirements for two years and the balance of SET must satisfy ownership requirements for one year. All members of SET met, and in some cases significantly exceeded, their share ownership requirements. For example, the CEO’s share ownership value is $40,816,190, 27.2 times his base salary

• Change of Control Policy includes a double trigger (see page 67)

• Guaranteed bonuses are used for new hires and, in exceptional circumstances, to address a significant flight risk, and do not exceed 12 months

• Personal Trading Policy does not permit use of hedging strategies designed to monetize or reduce market risk associated with share-related compensation

✓ Engagement with Stakeholders

Disclosure
• CIBC provides shareholders with timely, simple and transparent information about its approach to compensation, beginning on page 39 of this Circular

• Additional compensation disclosure under the FSB standards can be found on page 69

Note:

(1)	“Material incentive compensation plan” is a formal compensation arrangement for employees that: a) includes 10% or more of CIBC’s employee population; b) has an annual spend of $50 million or higher; or c) includes roles that have the potential to create a material risk for CIBC.

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Compensation Discussion and Analysis

CIBC’s Compensation Framework for the CEO and balance of the Senior Executive Team

Highlights
ð  Target compensation generally is set at the low end of the relevant peer group

ð  Higher proportion of fixed versus variable compensation, including higher base salaries compared with the relevant peer group, to align with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term

ð  Annual cash bonuses can be reduced to zero for poor performance

ð  Minimum 60% deferral of incentive compensation, with the majority awarded in BVUs and PSUs rather than stock options

ð  Clawback provisions for misconduct and significant unexpected losses

ð  Assessments of business performance are based on a business scorecard that includes a 20% weighting for performance against CIBC’s risk appetite goals, as assessed by the CRO and confirmed by the RMC

Total compensation approach

CIBC takes a comprehensive view of compensation as set out in the schematic below. Each compensation component is described in detail in the following table, with particular focus on how Total Direct Compensation is established.

As stated in the letter to shareholders from the Committee Chair and the Chair of the Board, CIBC’s compensation framework for SET is based on our belief that executive pay should be tied to the creation of long-term value and that incentives should reward performance without encouraging undue risk-taking. Our approach is in line with regulatory guidance and emerging best practices and aligned with CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term. SET’s compensation framework is based on the following key elements:

•	Reduced total pay opportunity as well as pay volatility through:

—	pay ranges that are generally lower than the relevant peer group;

—	lower dollar value of deferred incentive compensation at grant, which limits the future upside potential;

—	higher than relevant peer group base salary as a percentage of total pay; and

—	higher percentage of fixed rather than variable pay.

•	Alignment of executive pay, performance and the sustained execution of CIBC’s strategy through:

—	annual cash bonuses that range from 0% (no cash bonus) in a year of poor performance, to 150% of target bonus in a year of strong performance; the target is set at the level of bonus typically awarded for business and individual performance that meets expectations; see chart on page 41;

—	limiting annual cash bonuses to no more than 40% of the total incentive award, with the remaining percentage (i.e., 60% or more) granted in deferred incentive compensation that vests over a three- or four-year period;

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Compensation Discussion and Analysis

—	limiting the use of stock options and using PSUs and BVUs as the primary deferred incentive programs. BVUs were introduced in 2009 to tie pay to the creation of sustainable performance over time and are not affected by short-term market movements. BVUs are adjusted for dividend payments and share issuances and repurchases (see page 62 for an explanation of the Book Value Plan);

—	longer deferrals for stock options which, beginning with grants made in December 2010, vest 50% after each of the third and fourth years; and

—	providing the opportunity for a periodic cash award (a Strategic Achievement Award) for the achievement of mid-term strategic goals that result in sustained and enhanced performance; no Strategic Achievement Awards have been granted to date.

•	Incorporating performance against CIBC’s risk appetite goals into the assessment of business performance and compensation through:

—	a formalized business performance review and scorecard process, in which the CFO and CRO provide independent assessments on the sustainability of earnings, all aspects of risk (market, credit, operational, reputational and liquidity) and any other related factors (e.g., economic environment and competitive market for talent);

—	as part of the quarterly incentive accrual process, the CFO and CRO present their assessments of business performance to the CEO and, subsequently, to the Committee with the RMC Chair in attendance; and

—	in November, a joint meeting is held between the Committee and the RMC to review the full year business scorecards as presented by the CFO and CRO and to ensure the Committee is fully informed regarding any risk matters that should be considered when determining overall incentive funding and allocations to the businesses for the full year as well as approving individual compensation recommendations.

•	Ensuring independence of the control functions:

—	20% of the annual cash bonus for the CAO, CFO and CRO is based on an independent assessment of performance against their respective governance accountabilities by the chairs of the committees to which they are accountable (i.e., Audit or Risk Management) and the Chair of the Board.

•	Clawbacks for misconduct and significant unexpected losses that apply to SET, and all other employees:

—	any individual who engages in misconduct that results in a significant loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any cash or deferred incentive payment and any gains arising from stock options that vested and were exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. As well, BVUs, PSUs, stock options and/or RSAs that vested within the previous 12 months will be cancelled (see page 63);

—	in the event of a significant unexpected loss for CIBC, its SBUs or LOBs that is greater than or equal to the aggregate of the last three years of Net Income Before Tax (NIBT), the CEO and the Committee, with input from the RMC, will have discretion to cancel up to 100% of that year’s vesting BVUs, RSAs and PSUs. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure groups (see page 63); and

—	a post-retirement clawback is in place for the CEO (see page 67).

•	Further aligning executive interests with those of shareholders through share ownership requirements, which now extend into retirement for all SET members. For example, the CEO holds 326,280 share equivalents that must be retained until retirement (see page 57):

—	share ownership requirements apply to all executives as well as Managing Directors in Wholesale Banking. These requirements ensure these senior leaders have an equity stake in CIBC, thereby experiencing any share price declines that shareholders experience, as well as increases (see page 59); and

—	post-retirement share ownership requirements ensure SET members maintain current share ownership requirements for one year after retirement. The CEO has a two-year post-retirement share ownership requirement.

The SET compensation framework is tested annually by the Committee’s independent advisor under a number of scenarios. These tests indicated that the compensation framework meets the Board’s objectives of more closely linking pay with performance and providing a less volatile pay program in line with earnings and risk that are less volatile. For example, the volatility of payouts under the deferred incentive programs are mitigated by limiting the upside of realizable pay in years of typical share price appreciation (greater than 5% annually).

CIBC PROXY CIRCULAR	40

Compensation Discussion and Analysis

Benchmarking compensation and peer groups

SET compensation, including for the NEOs, is evaluated relative to a group of peer companies in order to establish the Total Direct Compensation ranges described below. Companies in the financial services sector that are of comparable size, scope, market presence and complexity to CIBC are included in the peer group.

The peer group for the CEO and CFO is comprised of the other four major Canadian banks (BMO Financial Group, RBC Financial Group, Scotiabank and TD Bank Financial Group) plus Canada’s two largest insurance companies (Manulife Financial and Sun Life Financial). Other SET members are benchmarked against the other four major Canadian banks. CIBC’s roles are compared with the peer group roles using two different methodologies to address the differences in organizational structures and job scope across the peer group. Jobs are benchmarked on the basis of job title and job size, recognizing that individual roles with similar titles at other institutions may not have the same scope. Benchmarking is performed by The Hay Group, an external service provider that regularly conducts executive surveys for Canada’s large financial institutions.

Establishing Total Direct Compensation ranges

At the beginning of each year, management recommends for Committee review (with input from its independent advisor) and Board approval, Total Direct Compensation ranges for each SET member. The ranges consist of a minimum, target and maximum level of Total Direct Compensation. Each of these levels is comprised of fixed components (base salary and deferred incentive compensation) and an annual cash bonus which will vary based on performance. These ranges are structured as follows:

Minimum	This has been established as a floor of between 66% – 73% of Target Total Direct Compensation depending on the SET member’s role and includes base salary plus the fixed dollar value grants of mid- and long-term incentives.
This level of Total Direct Compensation is typically awarded in a year where performance is below expectations.

Target	Beginning in 2009, Total Direct Compensation Targets for SET generally are established at the lower end of the range for the relevant peer group over the trailing three-year period, which is consistent with the lower volatility in SET compensation packages.
This level of Total Direct Compensation is typically awarded for business and individual performance that meets expectations.

Maximum	This has been capped at between 114% – 117%(1) of Target Total Direct Compensation (was 150% prior to 2009), depending on the SET member’s role. Any Total Direct Compensation above Target is a direct result of the Annual Cash Bonus being at the upper end of the possible payout range of 0% – 150%, as Base Salary and mid- and long-term incentives are awarded as fixed dollar values.
This level of Total Direct Compensation may be awarded when business/individual performance substantially exceeds expectations.

Note:

(1)	Or 127% – 134% including the maximum amount of any ad hoc Strategic Achievement Awards.

The Committee and the Board have discretion to pay below the Minimum or above the Maximum in extraordinary business circumstances. This discretion was exercised for fiscal 2007 when the Committee and the Board reduced Total Direct Compensation for some SET members to below the Minimum.

41	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Total Direct Compensation

(Base Salary
+
Annual, mid- and long-term incentives that are subject to performance either on award or at payout)

Base Salary Pay for role and capability	Base Salaries

•  Set at the beginning of the year at levels above the median of the relevant peer group to recognize SET members’ lower range of potential total pay and the Board’s decision to provide a higher proportion of fixed rather than variable pay. This approach, introduced in 2009, also responds to regulatory guidance on mitigating risk-taking

Annual Cash Bonus Pay for annual business and individual performance
Annual Cash Bonus

•  Target confirmed at beginning of year

•  Ties payout to the achievement of business and individual performance goals through use of business scorecards and individual scorecards which include risk metrics

•  Bonus can be reduced to zero

•  If the annual bonus exceeds 40% of incentive compensation, the portion above 40% is converted to BVUs to meet the minimum 60% deferral requirement mandated by the FSB

•  Only variable component of Total Direct Compensation

Strategic Achievement Awards Pay for mid-term strategy execution that results in sustained and enhanced performance
Periodic Cash Award for Strategic Achievements

•  Payout requires sustained performance through execution of specific mid-term strategic goals

•  Payouts are periodic in nature as performance will only be assessed over a multi-year period

•  None have been awarded to date

Mid-Term and Long-Term Incentives Pay for future performance and retention
Mid- and long-term incentives are confirmed at the beginning of the year and granted as fixed dollar values annually

•  Book Value Units

    — Three-year deferral period with cliff-vesting at the end of period ties payouts to the growth in reported book value per common share over the medium-term business cycle (adjustments are made for dividend payments and share issuances and repurchases (i.e., “buybacks”) through increases/decreases to the number of BVUs awarded to individuals)

    — Provides a closer alignment with the underlying value of the business than shares, whose market price may be more volatile and whose value can sometimes be related to short-term market fluctuations rather than longer-term value creation

•  Performance Share Units

    — Three-year deferral period, with cliff-vesting at the end of the period, ties payouts to the medium-term business cycle, future share price performance and Return on Equity (ROE) relative to CIBC’s peer group

    — Focuses executives on achieving sustained performance over the medium- to long-term

    — Limits downside risk but also upside opportunity

•  Stock Options

    — 10-year term with 50% of options vesting after each of the third and fourth anniversaries of the grant date, which ties payouts to the long-term business cycle and future share price performance

    — Zero value unless the share price increases over the longer term

Please see page 61 for further information about these incentive programs

Indirect Compensation

(Benefits
+
Retirement Income Programs)

Benefits Investment in employee health and well-being as well as perquisites
Benefits

•  CIBC provides a competitive flex-benefit program to all employees in Canada to support health and well-being. SET members are also provided with club memberships, annual medical examinations and automobile benefits as part of CIBC’s standard executive perquisite offering in Canada, consistent with market practice

Retirement Income Programs Investment in financial security after retirement
Retirement Income Programs

•  CIBC provides three types of pension or similar arrangements to eligible employees in Canada to supplement an individual’s post-retirement income – a non-contributory defined benefit pension plan, a contributory defined benefit pension plan, or a cash contribution to an RRSP of the participant’s choice. In addition, executives at the Senior Vice-President level and above are eligible to participate in a Supplemental Executive Retirement Plan (SERP), consistent with market practice. SERP arrangements for the NEOs are described on page 64

CIBC PROXY CIRCULAR	42

Compensation Discussion and Analysis

Compensation mix

SET’s target compensation mix is illustrated in the table below.

	% of Total Direct Compensation
				Performance	Book
	Base	Cash		Share	Value	Stock		Deferral	Total
	Salary	Bonus	Total Cash	Units	Units	Options	Total	as a % of	Direct
	(Fixed)	(Variable)	Compensation	(Fixed)	(Fixed)	(Fixed)	Equity	Total Incentives	Compensation

CEO	18%	32%	49%	20%	20%	10%	51%	61%	100%

SET – Operating Businesses	10%-18%	32%-34%	44%-50%	20%-22%	20%-22%	10%-11%	50%-56%	61%-62%	100%

SET – Control/Support Functions	25%-27%	27%-30%	55%	18%	18%	9%	45%	60%-63%	100%

Annual Process for Assessing Performance and Determining Cash Bonuses

The purpose of the annual cash bonus is to reward SET members for their contribution to annual business performance, while also considering performance relative to the relevant peer group and the trend of business performance over time.

Each SET member’s annual cash bonus is based on a prescribed combination of business and individual performance, as shown below. To ensure independence of the key control functions – finance, risk and administration – 20% of the annual cash bonus for the relevant SET members is based on an independent assessment of performance against their respective governance accountabilities by the chairs of the committees to which they are accountable (i.e., Audit or Risk Management) and by the Board Chair.

	Performance Components/Weightings
		CIBC
		Retail	Wholesale		Board
	CIBC	Markets	Banking	Individual	Committee
President & Chief Executive Officer	80%	—	—	20%	—

Senior Executive Vice-President, CIBC & President, CIBC Retail Markets	40%	40%	—	20%	—

Senior Executive Vice-President, CIBC & Chairman & CEO, CIBC World Markets Inc.	40%	—	40%	20%	—

Senior Executive Vice-President, CIBC & Chief Financial Officer	60%	—	—	20%	20%

Senior Executive Vice-President, CIBC & Chief Risk Officer	60%	—	—	20%	20%

Senior Executive Vice-President, CIBC & Chief Administrative Officer and General Counsel	60%	—	—	20%	20%

Senior Executive Vice-President, CIBC Run-off and Special Projects	40%	20%	20%	20%	—

Senior Executive Vice-President, CIBC & Advisor to the CEO’s Office	40%	20%	20%	20%	—

An assessment of each performance component – business, individual and board committee – results in a performance rating and an associated multiplier of 0% — 150% which is then used to calculate the annual cash bonus, as shown below.

Annual Cash				Annual Cash
Bonus Target		Weighted Performance Multiplier		Bonus Award
($)	X	(0%–150%)	=	($)

Varies by role		CIBC Performance Multiplier x CIBC Weighting + SBU Performance Multiplier x SBU Weighting + Individual Performance Multiplier x Individual Weighting + Board Performance Multiplier x Board Weighting		Payouts range from 0% – 150% of the Annual Cash Bonus Target

43	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

The process to determine the annual cash bonus for each SET member is comprised of 4 steps:

The performance of CIBC and its key operating businesses is evaluated using business scorecards which include measures for each of the four performance categories below.

Performance Categories	Weighting
Financial Performance	50%

Execution of Risk Appetite Strategy	20%

Customer Satisfaction	20%

Employee Engagement	10%

The Committee approves the business scorecards and the associated performance measures at the beginning of each fiscal year.

Performance measures represent publicly reported objectives and other key business metrics that management and the Board regularly use to monitor business performance. There are both forward-looking and backward-looking measures, as well as measures related to CIBC’s risk appetite. While the scorecard does not include specific targets, current year performance is evaluated against the Board approved Business Plan and prior year’s performance. Performance is also evaluated based on the trailing three-year period and relative to CIBC’s peer group for the current year. Measures highlighted in italics are those most often used when making comparisons to the peer group or industry benchmark.

Business Scorecards and Sample Measures
Performance Categories	CIBC	CIBC Retail Markets	Wholesale Banking
Financial Performance (Reported and Adjusted) • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Peers	• Revenue • Net Income After Tax • Cash Earnings Per Share • ROE • Key Business Indicators (e.g., Capital Strength, Business Mix, Expenses, Total Shareholder Return (TSR)) • Publicly Stated Objectives	• Revenue • Net Income Before Tax • Net Income After Tax • Key Business Indicators (e.g., Loan Losses, Expenses, ROE)	• Revenue • Net Income Before Tax • Net Income After Tax • Key Business Indicators (e.g. Loan Losses, Expenses)

Execution of Risk Appetite Strategy	• Risk Metrics (e.g., Tier 1 ratio, Loan loss ratio, Bond ratings, External credit ratings, Risk-adjusted return on capital (RAROC))	• Risk Metrics (e.g., Total consumer delinquencies (30+ days, 90+ days), Operational losses, Economic profit, RAROC)	• Risk Metrics (e.g., Trading Value at Risk (VaR) as % of Total Common Equity, Operational losses, Economic profit, RAROC)

Customer Satisfaction • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Peers	• See CIBC Retail Markets and Wholesale Banking	• Customer Service Index • Market Share and Industry Ranking • Growth in Funds/Assets Managed	• Relative Ranking on: – League Tables – Brendan Wood International Survey • Market Share and Industry Ranking

Employee Engagement • Against Plan and Previous Year • Three-Year Trend • Performance Relative to Industry Benchmark	• Employee Commitment Index from CIBC and SBU employee surveys • Employee Turnover

At the end of each year, the CFO, CRO, CAO and Human Resources review business scorecards for CIBC and its SBUs with the CEO, considering both the performance of CIBC and its SBUs as well as performance relative to CIBC’s peer group. After this review, the CEO assigns both a performance rating and an associated business performance multiplier to each of the four categories in the respective business scorecards, using the scale shown below:

Range of Possible Business Performance Multipliers
Above Expectations	Met Expectations	Below Expectations

125%−150%	100%	0%−75%

CIBC PROXY CIRCULAR	44

Compensation Discussion and Analysis

An aggregate business performance multiplier is then calculated for each of CIBC, CIBC Retail Markets and Wholesale Banking.

At a joint meeting in November, the Committee and the RMC review the recommended aggregate business multipliers for each of CIBC, CIBC Retail Markets and Wholesale Banking and provide advice to the CEO. At the December meeting, the Committee either approves or, in consultation with the RMC Chair, modifies and approves the business performance multipliers as appropriate.

The Committee presents its recommendations to the Board for approval.

At the beginning of each year, an individual scorecard is established for each SET member which includes the following objectives:

•	fostering a culture of being a leader in client relationships;
•	delivering on key strategic initiatives that support the strategies of CIBC, CIBC Retail Markets and Wholesale Banking;
•	meeting the Business Plan;
•	creating an environment where employees can excel; and
•	maintaining or improving CIBC’s reputation within the community and with external stakeholders.

At the end of the year, each SET member documents specific results against the objectives and provides a self-assessment that details:

•	key accomplishments;
•	key challenges;
•	factors affecting performance; and
•	key areas of focus for the coming fiscal year.

The completed individual scorecards are reviewed by the CEO and Human Resources. The CEO determines a recommended performance rating and associated individual performance multiplier, as illustrated below. If individual performance is rated below expectations, no cash bonus is paid.

Range of Individual Performance Multipliers
			Below
Exceptional	Exceeded Expectations	Successfully Met Expectations	Expectations

150%	120%−135%	100%−110%	0%

Individual performance assessments, recommended performance ratings and associated individual performance multipliers for SET members are then presented to the Committee and Board for review and approval.

Once business and individual performance have been assessed and the Committee has determined its recommended business and individual performance multipliers, the annual cash bonus amount is calculated for each SET member. An example is provided below. The example assumes that:

•	CIBC’s performance “met expectations”;
•	the SBU’s performance was “above expectations”;
•	individual performance “successfully met expectations”; and
•	a Board committee rating is not applicable to this role.

45	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Annual Cash				Annual Cash
Bonus Target		Weighted Performance Multiplier		Bonus Award
($)		(0%–150%)		($)

		CIBC Performance Multiplier x CIBC Weighting 100% x 40%		$400,000
		+		+
		SBU Performance Multiplier x SBU Weighting 125% x 40%		$500,000
$1,000,000	X	+	=	+
		Individual Performance Multiplier x Individual Weighting 100% x 20%		$200,000
		+		+
		Board Performance Multiplier x Board Weighting n/a		n/a
=
$1,100,000

The CEO and the Committee complete a final review of each SET member’s Total Direct Compensation (which includes fixed base salary and deferred incentive compensation and the variable annual cash bonus award) for reasonableness. They also review scenario analysis and back-testing to ensure the recommended SET compensation results in the intended outcome. The Committee may increase or decrease Total Direct Compensation in extraordinary circumstances, such as a material change in business performance, major regulatory and/or risk failures, exceptional achievements or to address unique market situations. For example, Strategic Achievement Awards could be used to increase Total Direct Compensation. No Strategic Achievement Awards have been granted to date. The Committee then presents its recommendations to the Board for approval.

The Committee and Board exercised this discretion in 2009 when the calculated CIBC multiplier was reduced from 70% to 25% at the CEO’s recommendation.

CIBC PROXY CIRCULAR	46

Compensation Discussion and Analysis

CIBC’s Fiscal 2010 Performance

Highlights	ð Total shareholder return of 32.4%, highest amongst CIBC’s peer group ð Adjusted net income(1) of $2.7 billion, up 11.5% from 2009 ð Industry leading capital strength and return on equity

Provided below is a summary of fiscal 2010 business results for CIBC overall, CIBC Retail Markets and Wholesale Banking against the business scorecard on page 50. These results formed the basis of the decisions made by the Committee and Board on:

•	the funding of incentive compensation for CIBC and the allocations to the individual SBUs; and

•	compensation for SET, including the NEOs.

In assessing financial performance, the Committee and Board consider both reported results which are in accordance with generally accepted accounting principles (GAAP) and “adjusted” results. Adjusted results are non-GAAP financial measures and exclude items that are typically adjusted for by financial analysts to assess core operating performance. The Committee and Board find these non-GAAP measures useful in analyzing the operating performance of CIBC.

CIBC’s 2010 overall performance

Financial Measures
	Medium-term Objectives	2010 Results
Earnings per share (EPS) growth	Diluted EPS growth of 5%-10% per annum, on average, over the next 3-5 years	2010 EPS of $5.87 compared with 2009 EPS of $2.65

Return on equity (ROE)	Return on average common equity of 20% through the cycle (calculated as net income less preferred share dividends and premium on redemptions expressed as a percentage of average common shareholders’ equity)	ROE: 19.4%

Capital strength	Tier 1 capital ratio target of 8.5% Total capital ratio target of 11.5%	Tier 1 capital ratio: 13.9% Total capital ratio: 17.8%

Business mix	At least 75% retail (as measured by economic capital(1))	74%/26% retail/wholesale (as measured by economic capital(1))

Risk	Maintain provision for credit losses as a percentage of loans and bankers’ acceptances (loan loss ratio) on a managed basis(1) between 50 and 65 basis points through the business cycle	Loan loss ratio on a managed basis(1): 56 basis points

Productivity	Achieve a median ranking within CIBC’s peer group, in terms of our non-interest expense to total revenue (cash efficiency ratio, taxable equivalent basis (TEB)(1))	Cash efficiency ratio (TEB)(1): 57.6% Median ranking in peer group

Dividend payout ratio	40%-50% (common share dividends paid as a percentage of net income after preferred share dividends and premium on redemptions)	Dividend payout ratio: 59.1%

Total shareholder return	Outperform the S&P/TSX Composite Banks index (dividends reinvested) on a rolling five-year basis	Five years ended October 31, 2010: CIBC – 36.6% Index – 50.2%

Note:

(1)	For non-GAAP financial measures see page 71.

47	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

CIBC OVERALL CIBC reported improved profitability and revenue growth
• CIBC reported net income of $2.5 billion in 2010, up from $1.2 billion in 2009. This earnings growth was driven by revenue growth (including lower write-downs in the structured credit run-off business) and lower loan losses
• Adjusted net income(1) was $2.7 billion in 2010, up from $2.4 billion in 2009 due primarily to lower loan losses
• CIBC reported revenue of $12.1 billion in 2010, up from $9.9 billion in 2009
• Adjusted revenue(1) grew 3.6% to $11.8 billion in 2010, up from $11.4 billion in 2009
• CIBC’s revenue growth reflected a lower risk appetite, particularly in the areas of unsecured lending (credit cards and personal lines of credit) within CIBC Retail Markets and trading operations within Wholesale Banking
• CIBC achieved its publicly stated objective to attain an industry median ratio of non-interest expenses to revenue (cash efficiency ratio, taxable equivalent basis (TEB)(1))

CIBC enhanced its capital strength while investing for growth
• CIBC built its Tier 1 Capital ratio and Tangible Common Equity (TCE) ratio(1), primary measures of balance sheet strength, to 13.9% and 9.9%, respectively. This capital position is among the highest of major North American banks
• Investments were made in key areas, including:
  — strategic acquisitions in the credit card business and business banking
  — further expansion of the retail distribution network
  — technology improvements in trading and other Wholesale Banking platforms enabling better execution for clients and enhanced risk management capabilities

CIBC effectively executed its risk appetite
• CIBC strengthened and diversified its funding profile by term, product and market
• Credit quality has improved significantly, with CIBC’s loan loss ratio declining from 70 basis points in 2009 to 56 basis points in 2010. Market risk, as measured by Value-at-Risk, was maintained throughout the year at industry low levels
• CIBC actively managed and reduced its structured credit exposure through the sale and termination of underlying positions and settlements with financial guarantors
• These actions mitigated losses in 2010 and reduced the potential for future losses and volatility

CIBC’s employee engagement continued to strengthen
• A record number of employees participated in CIBC’s 2010 annual employee engagement survey and the overall Employee Commitment Index rose to its highest level since the survey was introduced in 1998. Employees’ views improved across all of CIBC’s key businesses and in almost every category surveyed

• Voluntary employee turnover is reduced and is running below industry benchmarks

Note:

(1)	For non-GAAP financial measures see page 71.

CIBC PROXY CIRCULAR	48

Compensation Discussion and Analysis

CIBC’s 2010 Business Unit Performance

CIBC RETAIL MARKETS

CIBC Retail Markets made solid progress in 2010 in support of its strategic priorities of providing strong advisory solutions, delivering an excellent client experience and offering competitive products

• CIBC Retail Markets reported net income of $2.2 billion, up from $1.9 billion in 2009. This earnings growth of 16% was driven by higher revenue in all three of CIBC Retail Markets’ Canadian business segments – personal banking, business banking and wealth management – and lower loan losses

• While balancing growth and risk during a difficult economic environment, CIBC’s retail business made significant investments in 2010 that position the business for continued strength. In 2010, CIBC Retail Markets:

— opened, relocated or expanded 35 branches, while continuing a targeted approach to extending evening, Saturday and Sunday hours

— was the first bank in Canada to launch a Mobile Banking App for iPhone and followed with Apps for other smart phones, innovations that have enabled CIBC’s clients on the go to perform many of their day-to-day banking transactions anywhere, anytime at www.cibc.mobi

— acquired a $2 billion MasterCard portfolio from Citi Cards Canada Inc., enhancing CIBC’s market leadership in the credit card business and making CIBC the largest dual issuer of Visa and MasterCard in Canada

— acquired full ownership of CIT Business Credit Canada Inc., giving CIBC a market leadership position in asset-based lending in Canada that, combined with other initiatives, contributed to CIBC’s goal of re-establishing a Canadian market leadership position in business banking

— launched several new products for clients, including the CIBC eAdvantage Savings Account and the first Visa debit card in Canada; and introduced lower trading fees for CIBC’s discount brokerage clients who have significant relationships with CIBC

— invested in new technology and tools to help CIBC’s network of over 3,000 licensed advisors across Canada better service client needs

— launched a successful national television brand advertising campaign throughout 2010 that concluded with the “what matters to our clients matters to us” campaign, once again featuring CIBC employees and their commitment to providing value to CIBC’s clients every day

• CIBC’s retail business continued to hold strong positions in the Canadian market in most core product lines based on funds managed, including residential mortgages, consumer deposits, and credit cards where CIBC has strengthened its position as the industry leader

• In the area of customer satisfaction, overall scores have improved but remain below the median of relevant industry peers and are an area of ongoing focus

• CIBC Retail Markets’ Employee Commitment Index in 2010 continued to be strong and equal to the high levels reported by CIBC overall

• Voluntary employee turnover was below industry benchmarks

WHOLESALE BANKING Wholesale Banking continued to achieve earnings stability and deliver risk controlled performance in 2010
• Wholesale Banking reported net income of $342 million in 2010, compared with a loss of $472 million in 2009

• Adjusted net income(1) was $498 million in 2010, down from $632 million in 2009 due to lower revenue as a result of the decline in client activity and industry conditions that remained challenging

• Wholesale Banking reduced its market risk levels as the recession deepened which had the favorable result of lowering volatility in its trading business

• Loan losses were lower in 2010, driven by improvements in the European leveraged finance run-off and U.S. real estate finance portfolios

• Revenue and net income were below the median of CIBC’s peers, in part reflecting CIBC’s strategic decision to significantly reduce the scale of its business (particularly in the U.S.)

• Wholesale Banking maintained market leadership positions in Canada in key areas such as equity trading, equity underwriting, M&A and corporate and government bond underwriting. Wholesale Banking also strengthened and expanded its lending capability, adding several new clients and expanding existing relationships that have contributed to revenue growth and market share gains in this area

• Wholesale Banking’s Employee Commitment Index increased and is now in line with levels reported by CIBC overall

• Voluntary employee turnover was below industry benchmarks

Note:

(1)	For non-GAAP financial measures see page 71.

49	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Assessment of results against the business scorecard

The Committee and Board assigned a business performance rating of “Above Expectations” for CIBC based on the financial performance and other results against the business scorecard as described on pages 48 and 49.

The key drivers of this rating were CIBC’s strong financial results, including earnings growth that exceeded CIBC’s medium-term objective and risk performance that was aligned with CIBC’s risk appetite. In addition, CIBC maintained strong fundamentals, with a capital position at the high end of industry levels and productivity ratios at the industry median, while executing strategic investments to enhance CIBC’s core business strength. Material reductions of legacy structured credit exposure also contributed to this rating. Overall CIBC’s performance and progress in 2010 contributed to CIBC delivering the highest total shareholder return among the major Canadian banks.

CIBC Retail Markets was assessed as “Above Expectations” based on higher earnings and stronger revenues in all three of Retail Markets’ Canadian business segments. During 2010, CIBC Retail Markets made important investments in acquisitions as well as its delivery channels, technology, brand and client products that will contribute to future growth.

Wholesale Banking was assessed as “Met Expectations” based on the achievement of another year of risk-controlled results in what was a challenging market with lower client activity levels than 2009. Loan losses declined and Wholesale Banking maintained strong market positions in key business segments.

The Committee and Board reached the following determinations by performance category for each of CIBC, CIBC Retail Markets and Wholesale Banking with respect to the measures laid out in the 2010 business scorecard.

These overall assessments are core to the compensation decision-making process.

Performance Categories	CIBC	CIBC Retail Markets	Wholesale Banking
Financials (Reported and Adjusted)	Above Expectations	Above Expectations	Below Expectations
• Against Plan and Previous Year
• Three-Year Trend
• Performance Relative to Peers

Execution of Risk Appetite Strategy	Met Expectations	Met Expectations	Met Expectations

Customer Satisfaction	Met Expectations	Met Expectations	Above Expectations
• Against Plan and Previous Year
• Three-Year Trend
• Performance Relative to Peers

Employee Engagement	Above Expectations	Above Expectations	Above Expectations
• Against Plan and Previous Year
• Three-Year Trend
• Performance Relative to Industry Benchmark

Overall Assessment	Above Expectations	Above Expectations	Met Expectations

CIBC PROXY CIRCULAR	50

Compensation Discussion and Analysis

Total Direct Compensation for the Named Executive Officers

Highlights
ð  Fiscal 2010 Total Direct Compensation for the NEOs reflects improved business performance and increased Total Direct Compensation targets for selected NEOs

ð  The assessment of business performance based on the business scorecard resulted in an “Above Expectations” rating for CIBC

ð  The annual cash bonus for each NEO was increased for overall CIBC performance

2010 changes to Total Direct Compensation targets and mix

As described on page 39, at the beginning of each year the pay ranges for each member of SET are compared with those of the relevant peer group to ensure compensation remains appropriately aligned to the lower end of the competitive market for talent. The 2010 analyses, which were conducted by management and confirmed by the Committee’s independent advisor, showed that some adjustments were necessary and, as a result, the Board approved increases to selected SET Total Direct Compensation targets.

In addition, changes were made to the compensation mix to ensure that annual cash bonuses for all SET members are limited to 40% of the total incentive award, with the remaining 60% awarded in deferred incentive compensation (see page 43). Where the annual bonus exceeds 40% of incentive compensation, the portion above 40% is converted to BVUs to meet the minimum 60% deferral established by the FSB standards.

2010 Total Direct Compensation for the NEOs

As discussed on page 42, Total Direct Compensation for SET is based on a combination of business and individual performance and, where applicable, the Board’s assessment of their governance responsibilities. The table below shows the relevant performance weightings used to calculate the fiscal 2010 Total Direct Compensation for the CEO, the CFO and the other three highest earning executive officers of CIBC (collectively, the NEOs).

	Performance Components/Weightings
		CIBC
		Retail	Wholesale
	CIBC	Markets	Banking	Individual	Board
President & Chief Executive Officer	80%	—	—	20%	—

Senior Executive Vice-President, CIBC & Chief Financial Officer	60%	—	—	20%	20%

Senior Executive Vice-President, CIBC & Chairman & CEO, CIBC World Markets Inc.	40%	—	40%	20%	—

Senior Executive Vice-President, CIBC & President, CIBC Retail Markets	40%	40%	—	20%	—

Senior Executive Vice-President, CIBC & Chief Administrative Officer and General Counsel	60%	—	—	20%	20%

Assessment of individual and board performance

The Committee and Board rated the NEOs either “Successfully Met Expectations” or “Exceeded Expectations” based on their individual performance and, where applicable, the Board’s assessment of governance responsibilities.

Fiscal 2010 compensation for the NEOs

The following table discloses the Total Direct Compensation decisions made by the Board and the Committee for the relevant fiscal year. The Total Direct Compensation amounts shown in the sixth column in the table below are equal to those in the “Total Direct Compensation” column in the Summary Compensation Table on page 55.

								Deduction to
								Incentive
	Base	Annual Cash	Mid-Term	Stock	Total	Total Direct	% of Target	Compensation
G.T. McCaughey	Salary	Bonus	Incentives(1)	Options	Incentive	Compensation	Total Direct	for SERP
President & CEO	($)	($)	($)	($)	($)	($)	Compensation	($)
2010	1,500,000	3,134,800 (2)	3,842,200	860,000	7,837,000	9,337,000	110	—

2009	1,500,000	990,000	3,000,000	750,000	4,740,000	6,240,000		—

2008	1,000,000	0	6,417,500	742,500	7,160,000	8,160,000		— (3)

51	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

								Deduction to
								Incentive
	Base	Annual Cash	Mid-Term	Stock	Total	Total Direct	% of Target	Compensation
J.D. Williamson	Salary	Bonus	Incentives(1)	Options	Incentive	Compensation	Total Direct	for SERP
SEVP, CIBC & CFO	($)	($)	($)	($)	($)	($)	Compensation	($)
2010	750,000	875,200 (2)	1,062,800	250,000	2,188,000	2,938,000	107	—

2009	750,000	450,000	880,000	220,000	1,550,000	2,300,000		—

2008	348,657 (4)	725,000	935,000	165,000	1,825,000	2,173,657		—

R.W. Nesbitt								Deduction to
SEVP, CIBC &								Incentive
Chairman & CEO,	Base	Annual Cash	Mid-Term	Stock	Total	Total Direct	% of Target	Compensation
CIBC World	Salary	Bonus	Incentives(1)	Options	Incentive	Compensation	Total Direct	for SERP
Markets Inc.	($)	($)	($)	($)	($)	($)	Compensation	($)
2010	750,000	2,422,137 (2)	2,914,964	718,242	6,055,343	7,959,000	106	1,153,657 (5)

2009	750,000	1,133,503	1,864,085	466,021	3,463,609	5,425,000		1,211,391 (5)

2008	288,247 (4)	2,200,000	2,125,000	375,000	4,700,000	4,988,247		—

								Deduction to
S.A. Baxendale								Incentive
SEVP, CIBC &	Base	Annual Cash	Mid-Term	Stock	Total	Total Direct	% of Target	Compensation
President CIBC	Salary	Bonus	Incentives(1)	Options	Incentive	Compensation	Total Direct	for SERP
Retail Markets	($)	($)	($)	($)	($)	($)	Compensation	($)
2010	750,000	1,475,200 (2)	1,802,800	410,000	3,688,000	4,438,000	108	—

2009	750,000	775,000	1,300,000	325,000	2,400,000	3,150,000		—

2008	450,000	1,100,000	1,317,500	232,500	2,650,000	3,100,000		—

Deduction to
M.G. Capatides								Incentive
SEVP, CIBC &	Base	Annual Cash	Mid-Term	Stock	Total	Total Direct	% of Target	Compensation
CAO and General	Salary	Bonus	Incentives(1)	Options	Incentive	Compensation	Total Direct	for SERP
Counsel(6)	($)	($)	($)	($)	($)	($)	Compensation	($)
2010	US 750,000	US 860,000 (2)	US 1,040,000	US 250,000	US 2,150,000	US 2,900,000	105	—

2009	US 750,000	US 136,965	US 754,864	US 188,716	US 1,080,545	US 2,425,000		US 594,455 (5)

2008	US 383,333	US 900,000	US 1,105,000	US 195,000	US 2,200,000	US 2,583,333		—

Notes:

(1)	For 2010 and 2009, includes BVUs and PSUs. For 2008, includes RSAs and PSUs, where applicable. No Strategic Achievement Awards were granted in 2010.

(2)	The annual cash bonus amounts determined for 2010 exceeded 40% of total incentive compensation for each SET member. As such, the portion above 40% was converted to BVUs to meet the minimum 60% rate established by the FSB.

(3)	The adjustment made in 2008 to Mr. McCaughey’s SERP compensation limit to bring his pension benefit to a market competitive level was not considered by the Board to be part of 2008 annual compensation as it related to prior years’ service. (For further information see note (10) to the Summary Compensation Table on page 55.)

(4)	Mr. Williamson’s and Mr. Nesbitt’s 2008 salaries reflect partial years based on their date of hire.

(5)	In recognition of prior CIBC service, Mr. Nesbitt and Mr. Capatides have been provided with SERP benefits in place of a portion of the Annual Cash Bonus, Mid-Term Incentives and Stock Options, as disclosed in notes (14) and (19) to the Summary Compensation Table (see page 55). The value of the enhanced benefit is included in the determination of Total Direct Compensation.

(6)	Mr. Capatides’ compensation is determined and paid to him in U.S. dollars as reported in the table above. The Canadian equivalent amounts are reported in the Summary Compensation Table (see page 55).

CIBC PROXY CIRCULAR	52

Compensation Discussion and Analysis

Performance graph

The following graph compares the cumulative TSR of CIBC’s common shares with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Composite Banks Index over the last five fiscal years. Also shown for comparative purposes is aggregate annual NEO Total Direct Compensation(1) for the same period which the Board believes appropriately tracks CIBC’s performance over this timeframe.

Five-year total return on $100 investment(2) versus CIBC NEO Total Direct Compensation
Indexed at 2005

Notes:

(1) CIBC NEO Total Direct Compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date values of stock options plus the value of the SERP benefit, and reflects the pay and performance decisions made by the Committee and Board for the fiscal year, as disclosed in the Management Proxy Circular, for the respective fiscal year, indexed to 2005.

(2) Assumes dividends reinvested.

53	CIBC PROXY CIRCULAR

Compensation Discussion and Analysis

Cost of Management Ratio (COMR)(1)

The table below illustrates total CIBC NEO compensation as a percentage of net income after tax (NIAT) for the fiscal years indicated. (NEO Compensation as a percentage of NIAT on an adjusted basis excluding items of note was: 1.04% for 2010, 0.82% for 2009 and 0.84% for 2008.) While the composition of the NEOs may change from year to year, the fixed definition of the group of executives included allows for the comparability of compensation amounts.

	NEO Compensation	NIAT(2)	NEO Compensation as
Fiscal Year	($000’s)	($000’s)	a Percentage of NIAT(1)
2010	27,696(3)	2,452,000	1.13%

2009	19,615(3)	1,174,000	1.67%

2008	22,141(4)	(2,060,000)	n/m(5)

Notes:

(1)	COMR is not a defined term under Canadian securities legislation and is not a Canadian GAAP measure. As a result, CIBC’s ratio of compensation as a percentage of NIAT may not be directly comparable to that of other companies.

(2)	NIAT is as reported in CIBC’s Consolidated Statement of Operations on page 109 of the 2010 Annual Report, reported as Net (loss) income.

(3)	For fiscal 2010 and fiscal 2009, NEO compensation is the sum of base salary, annual cash bonus, mid-term incentives, grant date value of stock options plus the value of the SERP benefit, and reflects the pay and performance decisions made by the Committee and Board for the fiscal year, as disclosed in the Total Direct Compensation column in the Summary Compensation Table (for fiscal 2010 see page 55 and for fiscal 2009 see page 49 of last year’s Management Proxy Circular).

(4)	For fiscal 2008, as described in the Management Proxy Circular for that year, NEO compensation is the total of base salary, annual cash bonus and deferred incentive compensation awards (e.g. RSAs, PSUs and grant date value of stock options), plus Pension Cost, and excludes All Other Compensation and compensation that is one-time in nature, (e.g., the sign-on option award for Mr. Williamson made at the time of his appointment as SEVP & CFO), as disclosed in the Summary Compensation Table. For fiscal 2008, to create comparability of annual amounts, CIBC has included the CEO and the CFO at the end of the fiscal year and the other three most highly compensated NEOs for each year. The fiscal 2008 NEO compensation data has been adjusted from that presented in the Management Proxy Circular for that year to include Mr. McCaughey’s total compensation for fiscal 2008, as determined in November 2009.

(5)	Not meaningful.

CIBC PROXY CIRCULAR	54

 TABLES

Summary Compensation Table

The following table discloses compensation for the CEO, the CFO and the other three most highly compensated executive officers of CIBC (collectively, the NEOs) for the fiscal years indicated.

								Non-equity
								Incentive Plan
								Compensation
								($)
								Annual		Long-term		Total
				Share-based		Option-based		Incentive		Incentive		Direct		Pension		All Other		Total
		Salary		Awards(1)		Awards(2)		Plans		Plans		Compensation(4)		Value(5)		Compensation(6)(7)(8)		Compensation(9)
Name and Principal Position	Year	($)		($)		($)		(cash bonus)		(BVUs)(3)		($)		($)		($)		($)
G.T. McCaughey	2010	1,500,000		1,720,000		860,000		3,134,800		2,122,200		9,337,000		576,000		—		9,913,000
President and	2009	1,500,000		1,500,000		750,000		990,000		1,500,000		6,240,000		472,000		2,250		6,714,250
Chief Executive Officer	2008	1,000,000		6,417,500		742,500		0		—		8,160,000		2,602,000	(10)	2,250		10,764,250

J.D. Williamson	2010	750,000		500,000		250,000		875,200		562,800		2,938,000		133,000		602,250	(11)	3,673,250
Senior Executive Vice-President,	2009	750,000		440,000		220,000		450,000		440,000		2,300,000		101,000		2,250		2,403,250
CIBC and Chief Financial Officer	2008	348,657	(12)	935,000		165,000		725,000		—		2,173,657		66,000		577,392	(13)	2,817,049

R.W. Nesbitt	2010	750,000		1,436,484	(14)	718,242	(14)	2,422,137	(14)	1,478,480	(14)	7,959,000		171,000	(14)	—		6,976,343
Senior Executive Vice-President,	2009	750,000		932,043	(14)	466,021	(14)	1,133,503	(14)	932,042	(14)	5,425,000		1,695,000	(14)	—		5,908,609
CIBC, and Chairman and Chief	2008	288,247	(15)	2,125,000		375,000		2,200,000		—		4,988,247		14,000		2,521,000	(16)	7,523,247
Executive Officer, CIBC World Markets Inc.

S.A. Baxendale	2010	750,000		820,000		410,000		1,475,200		982,800		4,438,000		108,000		2,250		4,548,250
Senior Executive Vice-President,	2009	750,000		650,000		325,000		775,000		650,000		3,150,000		82,000		2,250		3,234,250
CIBC, and President, CIBC	2008	450,000		1,317,500		232,500		1,100,000		—		3,100,000		73,000		2,250		3,175,250
Retail Markets

M.G. Capatides(17)	2010	782,025		521,350		260,675		896,722		563,058		3,023,830		179,000		457,955	(18)	3,660,785
Senior Executive	2009	874,275		439,972	(19)	219,986	(19)	159,660	(19)	439,972	(19)	2,826,821	(19)	862,000	(19)	346,857	(18)	3,342,722
Vice-President, CIBC & Chief	2008	395,485	(20)	1,140,029		201,182		928,530		—		2,665,226		101,000		332,442	(18)	3,098,668
Administrative Officer and General Counsel

Notes:

(1)	Amounts shown represent the total value of RSAs granted under the RSA Plan and PSUs granted under the PSU Plan for the specified fiscal years. RSA and PSU units are valued under both plans based on the average closing price of one CIBC common share on the TSX for the 10 trading days prior to December 1, 2008, December 1, 2009 and December 1, 2010, respectively. RSAs vest one-third annually or at the end of three years. RSAs were not granted to NEOs for fiscal 2009 or fiscal 2010.

Fiscal 2008 RSA awards are paid in cash, with each unit valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to each of December 1, 2009, December 1, 2010 and December 1, 2011, as applicable, unless the recipient elects to defer receipt of the proceeds until the end of the third year, in which case each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011. Dividend equivalents are paid quarterly on outstanding RSAs. See note (8) below.

PSUs vest at the end of three years, based on meeting performance criteria. PSU distributions will be made in cash at which time each unit will be valued based on the average closing price of one CIBC common share on the TSX over the 10 trading days prior to December 1, 2011, December 1, 2012 or December 1, 2013, as the case may be depending on the year of the grant. For fiscal 2008 and fiscal 2009 PSU grants, dividend equivalents are paid quarterly on the minimum number of PSUs that will vest (75% of the number granted). See note (8) below. At the end of the vesting period the amount of dividend equivalent payments will be adjusted, if necessary, to reflect the actual number of PSUs that vest. For fiscal 2010 PSU grants, dividend equivalents are paid quarterly on 100% of the number of PSUs granted.

For fiscal 2008, the one-year lag in the determination of the awards for the CEO resulted in slightly different pricing and vesting mechanics for his RSA and PSU awards. Effective with compensation decisions for fiscal 2009, the practice of the one-year lag was discontinued, as reflected in amendments to Mr. McCaughey’s employment contract, and the determination of all incentives for fiscal 2008 and 2009 was made in December 2009. For additional details, see Mr. McCaughey’s employment contract beginning on page 66.

(2)	CIBC’s option grants are made after the end of the fiscal year and are an integral part of overall total compensation decisions for such year.

The option values shown are the grant date fair values and are determined using the Black-Scholes methodology as calculated by an external consulting firm. The Committee and Board considers this methodology appropriate in valuing option grants, and it is a typical market approach to valuing options. This method may not be identical to the methods used by other companies and is also sensitive to the assumptions used. Therefore, the figures may not be directly comparable across companies. In December 2008 Mr. McCaughey received an option grant relating to fiscal 2007 performance with a grant date fair value of approximately $8.03 per option, an aggregate $862,500 using the December 2008 Black-Scholes assumption described below, or $1,461,742 (for a difference of $599,242) based on the accounting fair value for financial statements purposes of approximately $13.60 per option. The difference between the accounting value and the compensation value is due to different assumptions between the two calculations, primarily the option term assumption. The accounting rules require options to be valued using the X-year expected life (the typical period that options remain outstanding) while the compensation value is based on the full 10-year term of the options to reflect the full compensation opportunity provided to the employee. For annual grants made in December 2008, the key Black-Scholes assumptions used were a risk-free rate of 3.09%, a dividend yield of 6.99%, share price volatility of 33.8% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2008 is approximately $8.03 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $13.60 per option granted or a total of $1,258,381 for Mr. McCaughey (for a difference of $515,881), $279,643 for Mr. Williamson (for a difference of $114,643), $635,542 for Mr. Nesbitt (for a difference of $260,542), $394,046 for Ms. Baxendale (for a difference of $161,546) and $334,451 for Mr. Capatides (for a difference of $136,977) for the options granted for fiscal 2008. For annual grants made in December 2009, the key Black-Scholes assumptions used were a risk-free rate of 3.32%, a dividend yield of 4.92%, share price volatility of 0.399% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to the NEOs in December 2009 is approximately $18.61 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $11.10 per option granted or a total of $447,297 for Mr. McCaughey (for a difference of $302,703), $131,213 for Mr. Williamson (for a difference of $88,787), $277,933 for Mr. Nesbitt (for a difference of $188,088), $193,828 for Ms. Baxendale (for a difference of $131,172) and $132,812 for Mr. Capatides (for a difference of $89,857) for the options granted for fiscal 2009. For annual grants made in December 2010, the key Black-Scholes assumptions used were a risk-free rate of 3.19%, a dividend yield of 4.43%, share price volatility of 0.331% and a term of 10 years. Using these assumptions, the Black-

55	CIBC PROXY CIRCULAR

Tables

Scholes value of the options granted to the NEOs in December 2010 is approximately $18.27 per option. This is different than the methodology used for accounting fair value for financial statements purposes which resulted in a value of approximately $13.15 per option granted or a total of $619,102 for Mr. McCaughey (for a difference of $241,050), $179,971 for Mr. Williamson (for a difference of $70,072), $517,058 for Mr. Nesbitt (for a difference of $201,318), $295,152 for Ms. Baxendale (for a difference of $114,918) and $188,979 for Mr. Capatides (for a difference of $73,580) for the options granted for fiscal 2010.

(3)	Amounts shown represent the value of the BVUs granted under the BVU Plan for the specified fiscal years. BVUs are valued based on the book value of CIBC determined in accordance with GAAP divided by the number of outstanding CIBC common shares as of the applicable grant date and, when paid out after vesting, as of the applicable vesting date, in accordance with and subject to the terms of the BVU Plan. BVUs vest at the end of three years. The number of BVUs awarded to an NEO are adjusted quarterly for dividends paid during the fiscal year and also to reflect any common share issuances or repurchases. For awards granted for fiscal 2009 and fiscal 2010, BVUs for each NEO were granted on December 7, 2009 and December 6, 2010, respectively.

(4)	Amounts shown represent the compensation that the Board determined to pay for the performance year, and is the sum of “Salary”, plus the amounts for “Share-based Awards”, “Option-based Awards”, “Annual Incentive Plans” and “Long-term Incentive Plans” prior to the reduction for any enhancement to SERP benefits as described in note (14) for Mr. Nesbitt and in note (19) for Mr. Capatides. These amounts are discussed in the Compensation Discussion and Analysis commentary regarding NEO compensation for fiscal 2010 beginning on page 51.

(5)	Amounts shown represent the compensatory change in defined benefit pension obligations, as shown in the pension table on page 65 for 2010.

(6)	The value of perquisites and other personal benefits for each NEO is not greater than the lesser of $50,000 and 10% of his or her salary and, as provided under Canadian securities laws, are therefore not included in “All Other Compensation”.

(7)	Amounts shown include any CIBC contributions for the NEOs to the Employee Share Purchase Plan (ESPP). Under the ESPP, employees can contribute up to 10% of annual base earnings, and CIBC contributes an amount equal to 50% of the employee’s contribution up to 3% of annual base earnings (subject to an annual individual limit of $2,250). For Mr. Capatides, the amounts shown include CIBC contributions to a US 401(k) savings plan of $7,119 in 2008, $11,424 in 2009 and $7,664 in 2010.

(8)	Disclosure of dividend equivalent amounts earned from Deferred Share Units (DSUs), RSAs, PSUs, BVUs, RSIPs and Retirement Deferred Share Units (RDSUs), that were granted in prior years is not required as the dividend equivalents were factored into the grant date fair value of the awards. For information, the dividend equivalent amounts for fiscal 2010, 2009 and 2008 are as follows: $1,616,901, $1,348,730 and $1,442,929 for Mr. McCaughey, $278,921, $187,599 and $68,235 for Mr. Nesbitt, $187,503, $148,904 and $133,490 for Ms. Baxendale, and $151,188, $130,489 and $100,643 for Mr. Capatides. The fiscal 2010 and 2009 amounts for Mr. Williamson are $113,383 and $49,192, respectively. Mr. McCaughey’s dividend equivalent amount for 2008 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2006 compensation that was paid in January 2008, and the dividend equivalent amount for 2009 includes a catch-up of dividend equivalent payments, which resulted from the deferred determination of 2007 compensation that was paid in January 2009.

The RDSU and RSIP plans are no longer active and no further grants are being made under either of these plans. For additional information, see the descriptions contained in the 1999 and 2000 Management Proxy Circulars. CIBC has minimized its financial exposure resulting from these plans related to changes in CIBC share value through the following arrangements. CIBC hedges the RDSU plan through a total return swap arrangement with a third party financial institution. For the RSIP plan, funding for the grants was paid into a trust which purchased CIBC common shares in the open market and, at that time, CIBC’s compensation liability in respect of these grants was eliminated. There are currently three remaining participants who hold RSIPs. For Mr. McCaughey the number and market value of RSIPs are included in the “Incentive plan awards” table on page 57. The compensation value delivered to Mr. McCaughey over the four-year allocation period (2000 to 2003) was approximately $9.7 million. The settlement and payout of RSIPs are subject to a mandatory deferral, until retirement or other termination of employment. These amounts offset other forms of incentive compensation for each of the years in which allocations were made.

(9)	Amounts shown are the sum of “Salary”, “Share-based Awards”, “Option-based Awards”, “Annual Incentive Plans”, “Long-term Incentive Plans”, “Pension Value” and “All Other Compensation”.

(10)	Includes $2,189,000 representing the increase in accrued obligation as disclosed in the 2009 Management Proxy Circular, Accrued pension obligation table, and is related to an increase in the SERP compensation limit for Mr. McCaughey from $1,877,750 to $2,300,000 effective January 1, 2008.

(11)	Includes a one-time $600,000 DSU grant awarded to Mr. Williamson in 2010, further to his offer of employment. This one-time award, which vests 20% over five years beginning June 28, 2011 and ending June 28, 2015, assists in providing a competitive mid-career hire retirement offering. Once vested, DSUs are payable at termination of employment, retirement or death.

(12)	Mr. Williamson’s 2008 salary reflects a partial year from his date of hire.

(13)	Includes 90,000 options granted to Mr. Williamson under a special, one-time award that was made upon his appointment as SEVP & CFO. As this option grant was one-time in nature, it was not considered by CIBC to be part of Total Direct Compensation for the year. The options have a 10-year term and vest in equal installments over four years. The award is also subject to performance-based vesting in that it is only exercisable if the weighted average trading price of CIBC common shares is $90.00 for a period of at least 20 consecutive trading days on the TSX within the period from the grant date to the end of the term of the options. The key Black-Scholes assumptions used were a risk-free rate of 3.64%, a dividend yield of 5.21%, share price volatility of 20.5%, a term of 10 years and a discount of 20% for the performance condition. Using these assumptions, the Black-Scholes value of the options granted to Mr. Williamson is approximately $6.39 per option or $575,142 for the total number of options granted. As described in note (2) above, this is different than the accounting fair value for financial statements purposes which is approximately $8.87 or $798,300 for the total number of options granted to Mr. Williamson (for a difference of $223,158).

(14)	In fiscal 2009, Mr. Nesbitt was granted participation in the SERP effective from his 2008 date of hire with CIBC. The economic value of his annual SERP benefit accrual will be offset each year against his annual cash bonus and deferred incentive compensation awards. The Share-based Awards, Option-based Awards and Annual Incentive Plan amounts shown in the table for Mr. Nesbitt for fiscal 2009 reflect a reduction of $253,022 in respect of the SERP benefits accrued for fiscal 2008 and fiscal 2009, and for fiscal 2010 reflect a reduction of $195,288 in respect of SERP benefits accrued for fiscal 2010.

Mr. Nesbitt was also granted a SERP past service award in fiscal 2009, recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards. The past service award will vest over two years at a rate of 50% each year. The Share-based Awards, Option-based Awards and Annual Incentive Plan amounts shown in the table for Mr. Nesbitt for each of fiscal 2009 and fiscal 2010 reflect a reduction of $958,369 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(15)	Mr. Nesbitt’s 2008 salary reflects a partial year from his date of hire.

(16)	This compensation for Mr. Nesbitt replaces lost compensation from his former employer, and includes a $125,000 cash payment; $1,610,000 in RSAs that vest in equal installments over three years (see note (1) above) and two option grants on March 2, 2008 totaling 98,398 options which have a 10-year term. 53,205 of these options vest in equal installments over a four-year period and 45,193 options vest in equal installments over a two-year period. As this compensation was one-time in nature, it was not considered by CIBC to be part of Total Direct Compensation for the year. The key Black-Scholes assumptions used were a risk-free rate of 3.64%, a dividend yield of 5.21%, share price volatility of 20.5% and a term of 10 years. Using these assumptions, the Black-Scholes value of the options granted to Mr. Nesbitt is approximately $7.99 per option or $786,000 for the total number of options granted. As described in note (2) above, this is different than the accounting fair value for financial statements purposes which is approximately $9.07 or $892,470 (for a difference of $106,470) for the options granted to Mr. Nesbitt on March 2, 2008.

(17)	Mr. Capatides’ compensation, except for the Pension Value, is determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average rate of exchange for the fiscal years as follows: US$1.00 = C$1.0317 for 2008, US$1.00 = C$1.1657 for 2009 and US$1.00 = C$1.0427 for 2010. Pension Value is shown in Canadian dollars at a rate of exchange for the fiscal years as follows: US$1.00 = C$1.2045 for 2008, US$1.00 = C$1.0819 for 2009 and US$1.00 = C$1.0202 for 2010 based on the October month-end spot rate.

(18)	Amounts for Mr. Capatides include tax equalization payments made on behalf of Mr. Capatides for Canadian income taxes paid in excess of U.S. income taxes, as a portion of Mr. Capatides’ duties were required to be performed in Canada. Amounts were $325,323 in 2008, $335,433 in 2009 and $450,291 in 2010.

(19)	In fiscal 2009, Mr. Capatides was granted a SERP past service award which vested October 31, 2009, in lieu of a portion of the annual cash bonus and deferred incentive compensation awards in that year. The “Share-based Awards”, “Option-based Awards” and “Annual Incentive Plan” amounts shown in the table for Mr. Capatides for fiscal 2009 reflect a reduction of $692,956 in respect of this SERP past service award. The value of the past service award is calculated for this purpose on an economic value basis, which reflects the different tax treatment associated with providing supplemental pension benefits versus registered pension plan benefits.

(20)	Mr. Capatides’ 2008 salary reflects 4 months at $361,095 and 8 months at $412,680.

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Incentive plan awards – outstanding option and share-based awards

The following table sets out certain information regarding option and share-based awards that have been previously awarded to the NEOs, and which remain outstanding at financial year-end October 31, 2010 or, in the case of the value of options exercised, relates to the proceeds received in 2010 from the exercise of options granted in the relevant compensation year.

		Option-based Awards(1)					Share-based Awards(2)
									Market or
									Payout
		Number of						Number of	Value of
		Securities			Value of			Shares or	Share-based Awards
		Underlying	Option		Unexercised	Value of		Units of Shares	that have not
		Unexercised	Exercise	Option	in-the-money	Options		that have not	Vested
	Compensation	Options	Price(3)	Expiration	Options	Exercised		Vested	at Threshold
Name	Year	(#)	($)	Date	($)	($)	Plan	(#)	($)
G.T. McCaughey	1999	—	—	—	—	—	RDSU(4)	15,228	1,191,286

	2001	—	45.50	December 6, 2010	—	410,820	—	—	—

	2002	—	55.10	December 10, 2011	—	1,303,767	—	—	—

	2003	25,000	43.10	December 4, 2012	878,250	761,526	RSIP(4)	326,280	25,524,884

	2004	31,535	73.10	December 1, 2014	161,775	—	—	—	—

	2005	250,000 (5)	70.00	August 31, 2015	2,057,500	—	—	—	—

	2006	40,862	96.25	December 11, 2016	—	—	—	—	—

	2007	70,045	79.55	December 9, 2017	—	—	RSA	8,823	690,223

		107,481	49.75	December 7, 2018	3,061,059	—	—	—	—

	2008	92,528	49.75	December 7, 2018	2,635,197	—	RSA(6)	55,250	4,322,208

							PSU(6)	34,532	2,026,079

	2009	40,297	70.66	December 6, 2019	305,048	—	PSU	22,007	1,291,206

							BVU	56,502	1,817,657

J.D. Williamson	2008	90,000 (7)	66.79	March 2, 2018	1,029,600	—	RSA	9,572	748,818

		20,562	49.75	December 7, 2018	585,606	—	PSU	5,983	351,038

	2009	11,821	70.66	December 6, 2019	89,485	—	PSU	6,456	378,790

							BVU	16,574	533,172

	2010	—	—	—	—	—	DSU(8)	8,299	649,254

R.W. Nesbitt	2008	53,205 (9)	66.79	March 2, 2018	608,665	—	RSA(9)	8,714	681,696

		45,193 (9)	66.79	March 2, 2018	517,008	—	RSA	21,755	1,701,894

		46,731	49.75	December 7, 2018	1,330,899	—	PSU	13,597	797,770

	2009	25,039	70.66	December 6, 2019	189,545	—	PSU	13,675	802,346

							BVU	35,107	1,129,407

S.A. Baxendale	2000	—	37.60	February 2, 2010	—	78,080	—	—	—

	2001	—	45.50	December 6, 2010	—	212,535	—	—	—

	2002	9,400	55.10	December 10, 2011	217,422	—	—	—	—

	2003	8,600	43.10	December 4, 2012	302,118	—	—	—	—

	2004	10,380	73.10	December 1, 2014	53,249	—	—	—	—

	2006	12,972	96.25	December 11, 2016	—	—	—	—	—

	2007	24,688	79.55	December 9, 2017	—	—	PSU	4,609	270,422

	2008	28,974	49.75	December 7, 2018	825,180	—	RSA	13,487	1,055,088

							PSU	8,430	494,609

	2009	17,462	70.66	December 6, 2019	132,187	—	PSU	9,537	559,560

							BVU	24,483	787,634

M.G. Capatides	2002	—	55.10	December 10, 2011	—	129,685	—	—	—

	2003	—	43.10	December 4, 2012	—	339,183	—	—	—

	2004	15,164	73.10	December 1, 2014	77,791	—	—	—	—

	2005	12,645	75.80	December 5, 2015	30,727	—	—	—	—

	2006	13,391	96.25	December 11, 2016	—	—	—	—	—

	2007	24,297	79.55	December 9, 2017	—	—	PSU	4,536	266,138

	2008	24,592	49.75	December 7, 2018	700,380	—	PSU	7,156	419,860

							RSA	11,448	895,577

	2009	11,965	70.66	December 6, 2019	90,575	—	PSU	6,535	383,425

							BVU	16,775	539,665

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Notes:

(1)	Stock options that were outstanding at October 31, 2010 are in respect of CIBC common shares and typically vest in equal annual installments over a four-year period, commencing on the first anniversary of the date of grant.

(2)	RSAs vest and pay out one-third annually or at the end of three years. PSUs vest and pay out at the end of three years. The vesting of PSUs is adjusted based on meeting performance criteria over a three-year period. The number of PSUs shown reflects 100% of the original grant; the market or payout value reflects vesting of 75% of the original grant which is the minimum percentage. DSUs vest over 5 years, but are not payable until the termination of employment, retirement or death. While BVUs are not share-based compensation, and are not therefore required to be disclosed other than at grant and payout, they are included for information in this table. BVUs vest and payout at the end of three-years, the unit price is based on the book value for CIBC common shares. Note that dividends, repurchases, and new issues affect the number of units that ultimately vest.

(3)	The option exercise price is equivalent to the market value of CIBC common shares on the trading day immediately preceding the date of grant.

(4)	Includes, for Mr. McCaughey, RDSUs and RSIPs that have met time and performance-based vesting conditions but are not payable until the termination of employment or retirement.

(5)	Mr. McCaughey received a special grant of 250,000 options upon his appointment as CEO, which time vest in equal installments over five years. The vesting of this award is also conditional on CIBC achieving a TSR that is equal to or greater than the average of the CIBC peer group for specified performance periods. This grant will only have realizable value if and when these performance conditions are met. The performance condition was met in each of the five years other than 2008. Vesting for the 2008 tranche may occur if the relative TSR performance condition is met prior to the end of the term of the option.

(6)	RSA and PSU grants made to Mr. McCaughey on November 5, 2009 for fiscal 2008.

(7)	Performance-conditioned options that were granted to Mr. Williamson under a special, one-time award that was made upon his appointment as SEVP & CFO (see page 56 note (13)).

(8)	DSUs for Mr. Williamson in accordance with his offer of employment (see page 56 note (11)).

(9)	The RSA and option grants to Mr. Nesbitt replaced lost compensation from his former employer (see page 56 note (16)).

Incentive plan awards – value vested or earned during the financial year

The following table sets out information concerning the value of incentive plan awards vested or earned by each NEO during fiscal 2010.

			Non-equity Incentive Plan
			Compensation – Value
			Earned During the Year
			($)
	Option-based Awards –	Share-based Awards –
	Value Vested	Value Vested
	During the Year(1)	During the Year(2)	Annual
Name	($)	($)	Incentive Plan(3)
G.T. McCaughey	969,539	3,878,840	3,134,800

J.D. Williamson	99,684	326,219	875,200

R.W. Nesbitt	429,357	1,377,756	2,422,137

S.A. Baxendale	140,461	975,832	1,475,200

M.G. Capatides	119,210	909,231	896,722 (4)

Notes:

(1)	Represents the total value of stock options that vested during fiscal 2010. The value is equal to the difference between the exercise price of the options and the closing price of CIBC common shares on the TSX on the respective vesting date. The NEO may not have exercised the options on that date or subsequently, and the amount shown accordingly may not reflect the actual amount, if any, realized by the NEO.

(2)	Represents the total value of RSAs and PSUs vested and paid out during fiscal 2010. The performance factor applied to the PSUs to determine the final number of units paid out to participants was 75% (i.e., the threshold), based on CIBC’s relative ROE performance versus the relevant peer group for the period November 1, 2006 to October 31, 2009.

(3)	Represents the total value of annual cash bonus awards for 2010. These annual incentive awards are also disclosed in the Summary Compensation Table under the “Annual Incentive Plans” column on page 55. See also the related notes (14) and (19) to that table.

(4)	Mr. Capatides’ “Annual Incentive Plan” amount was determined and paid to him in U.S. dollars. It has been converted to Canadian dollars at an average rate of exchange for fiscal year 2010 of US$1.00 = C$1.0427.

Executive share ownership guidelines

The Committee and Board believe it is important to align the interests of CIBC management with those of its shareholders and that this can be achieved, in part, by encouraging the executives of CIBC to have significant personal holdings of CIBC shares. In fiscal 2003, the Committee adopted formal guidelines that set out the expected ownership levels of CIBC common shares to be held at each executive level. Under the guidelines, ownership of CIBC common shares includes direct ownership as well as shares held under the ESPP and units under certain deferred incentive compensation plans such as RSAs, PSUs and DSUs, but excludes BVUs and options.

All executives and Managing Directors in Wholesale Banking are expected to meet the following minimum shareholding guidelines, with the following exceptions: newly appointed executives and new hires, who are expected to meet the guidelines within five years of appointment; and executives promoted to a more senior executive level, who are expected to meet the higher guidelines within three years of promotion.

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Executive Level	Multiple of Salary
Chief Executive Officer	6 times

Senior Executive Vice-President	3 times

Executive Vice-President	2 times

Senior Vice-President	1.5 times

Vice-President	1 times

WBMC	3 times

Wholesale Banking Managing Directors	2 times

In addition to the two-year post-retirement shareholding requirement for the CEO described on page 66, post-retirement shareholding requirements for the other SET members have been established. These other SET members, who are all at the Senior Executive Vice-President level, must maintain their minimum shareholding for one year after retirement.

Share ownership of named executive officers at October 31, 2010

The following table sets out the value of shareholdings for each NEO.

	Share Ownership		Actual Ownership
	Requirement	Share Ownership Value(1)	(Multiple of Base
Name	(Multiple of Base Salary)	($)	Salary)(1)
G.T. McCaughey	6	40,816,190	27.2

J.D. Williamson	3	2,438,608	3.3

R.W. Nesbitt	3	5,249,311	7.0

S.A. Baxendale	3	6,619,510	8.8

M.G. Capatides	3	3,412,393	4.5

Note:

(1)	Share value is based on the fiscal year-end share price of $78.23 at October 31, 2010 and includes direct ownership as well as shares held under the ESPP and units under certain deferred incentive compensation plans (PSUs, RSAs, DSUs. RSIPs and RDSUs).

Securities authorized for issuance under equity compensation plans

The following table provides information at October 31, 2010 on common shares authorized for issuance under the Employee Stock Option Plan (ESOP) and the Non-Officer Director Stock Option Plan (DSOP), which are the only CIBC equity compensation plans that provide for the issuance of shares from treasury. In January 2003 the Board amended the DSOP and determined that no further options would be granted to directors.

C
Number of Securities
	A		Remaining Available for
	Number of Securities	B	Future Issuance under
	to be Issued	Weighted-average	Equity Compensation
	upon Exercise of	Exercise Price of	Plans (excluding
	Outstanding Options	Outstanding Options	securities in column A)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by security holders	5,641,221	62.88	6,292,910

Equity compensation plans not approved by security holders	Nil	Nil	Nil

Total	5,641,221	62.88	6,292,910

Employee Stock Option Plan – The Committee may designate any full-time employee of CIBC (or any of its subsidiaries) as individuals who are eligible to receive stock option awards under the ESOP. The term of an option is generally, and cannot exceed, 10 years from the date of its grant (subject to changes in employment status or extension due to the application of trading restrictions as explained below). Vesting, while set at the Committee’s discretion, prior to 2010 grants was generally 25% per year, commencing on the first anniversary of the grant. For grants for fiscal 2010 and going forward the vesting schedule has been determined to be 50% after the third anniversary of the award and the remaining 50% after the fourth anniversary of the award. The exercise price of an option is set by the Committee but must not be less than the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant.

The number of CIBC common shares which may be issued from treasury under options granted to participants in the ESOP cannot exceed, in the aggregate, 42,634,500 shares. The maximum number of common shares that may be issued to any one person upon the exercise of options may not exceed 1% of the number of common shares then outstanding.

Unless otherwise determined by CIBC, options are forfeited 30 days after resignation or termination of employment with cause. In the case of termination of employment without cause, options remain outstanding and exercisable for the length of the employee

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severance period. In the case of retirement, provided the participant is 55 years of age or older, options continue to vest and can be exercised subject to the original vesting and expiry dates. The term of options issued under the ESOP that are scheduled to expire during, or shortly after, a period in which the option holder is prohibited from exercising the option due to internal CIBC trading restrictions are automatically extended so that they expire 10 business days after any applicable trading restrictions end.

The ESOP provides that CIBC may attach as a term to options that up to 50% of the options granted can be exercised as Stock Appreciation Rights (SARs). There are currently no outstanding options with SARs connected to them. SARs can be exchanged for a cash amount equal to the difference between the option strike price and the weighted average price of the common shares on the TSX on the trading day immediately preceding the day the SARs are exercised.

The ESOP provides that, subject to applicable laws, CIBC may make loans to assist employees in exercising their options, provided these loans do not exceed the employee’s annual salary at the time of the loan and are on terms which are the same as loans made to employees to purchase shares of CIBC. CIBC has not made any such loans during the year ended October 31, 2010.

ESOP award recipients are generally not permitted to assign or transfer their options. However, the ESOP does provide that, with CIBC’s prior approval, an option recipient may assign his or her rights to, or to the benefit of, a spouse, minor child or minor grandchild, or a trust of which any combination of the option recipient and any of the foregoing are beneficiaries.

The Committee and Board may amend the ESOP from time to time. However, shareholder approval is required for the following amendments (unless the change results from application of the anti-dilution provisions of the ESOP):

•	increasing the number of common shares that can be issued under the ESOP;

•	reducing the strike (exercise) price of an outstanding option;

•	extending the expiry date of an outstanding option or amending the ESOP to permit the grant of an option with an expiry date of more than 10 years from the grant date;

•	changing the provisions relating to the transferability of options except if the transfer is to a family member, an entity controlled by the option holder or a family member, a charity or for estate planning or estate settlement purposes;

•	expanding the categories of individuals eligible to participate in the ESOP; and

•	amending the ESOP to provide for other types of compensation through equity issuance.

As part of CIBC’s compensation framework for executives, which aligns an executive’s pay with the creation of long-term value without encouraging undue risk-taking, effective with 2010 ESOP grants, a clawback for misconduct has been applied for any individual who willfully engages in misconduct that results in a material restatement of CIBC’s financial statements or a significant loss to CIBC. Under the terms of the clawback, upon demand by CIBC, an individual will be required to repay any gains from any stock options that vested and were then exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all of the individual’s outstanding stock options that vested within the previous 12 months will be cancelled.

CIBC has established a stock option grant date policy that sets out a process for determining the date of grant for options, which is to be applied consistently to all options granted pursuant to the ESOP, and facilitates CIBC’s compliance with the requirements of the ESOP and the TSX on granting of options. Under the terms of the policy, options granted under the ESOP have an exercise price equal to the closing market price of CIBC common shares on the TSX on the trading day immediately preceding the date of grant of the options, unless the Committee specifies that a higher exercise price should apply.

The policy provides, in part, that where the Committee authorizes a grant of options at a time when CIBC’s internal trading restrictions are in effect or where the price of CIBC common shares otherwise does not reflect all material information known to management, the effective date of the grant is the date on which the trading restrictions have been removed or the third trading day after all material information regarding CIBC has been disclosed, respectively, unless a later date is specified by the Committee.

The Committee and the Board approved, effective December 1, 2010, certain amendments to the ESOP. The amendments provided express authority to CIBC to determine, as a term of option grants, that options may be cancelled, or the amount of the benefit realized by a participant on exercise of an option and the sale of underlying shares may be required to be repaid to CIBC upon demand, in the event of misconduct or in other circumstances. The amendments also expressly state CIBC’s authority to take actions so as to enable CIBC to comply with the applicable requirements of federal, provincial or other tax law or authority relating to the withholding of tax or other required deductions with respect to options granted under the ESOP.

Non-Officer Director Stock Option Plan – In the 2000, 2001 and 2002 fiscal years, non-officer members of the Board received stock option awards under the DSOP. Under the DSOP the Board may suspend the grant of options or otherwise amend the DSOP provided that approvals and requirements under applicable laws or stock exchange rules are obtained and satisfied. In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors. TSX rules require that all amendments to the DSOP be approved at a meeting of common shareholders.

Options granted under the DSOP have a 10-year term and vested immediately upon grant. The DSOP provided for the exercise price of the option to be established based on the five-day average of the closing price per share on the TSX for the five trading days

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preceding the date of grant. No options granted under the DSOP may be exercised as SARs. DSOP award recipients are not permitted to assign or transfer their options except upon death.

The maximum number of shares reserved for issuance under options granted to non-officer members of the Board under the DSOP and any other share compensation arrangement of CIBC may not exceed 10% of the outstanding common shares, and the maximum number of shares reserved for issuance to any one insider within a one-year period may not exceed 5% of the outstanding issue. When a director ceases to be a member of the Board for any reason, his or her options will terminate on the earlier of (a) sixty months after the date the director leaves the Board and (b) the end of the 10-year option term.

Options outstanding and available for grant at December 31, 2010

The following table provides additional disclosure on options outstanding and available for grant under the ESOP and DSOP.

					Total Options Outstanding and
	Options Outstanding		Options Available for Grant		Available for Grant
		% of Common		% of Common		% of Common
Plan	#	Shares Outstanding	#	Shares Outstanding	#	Shares Outstanding
ESOP	5,658,367	1.44	5,844,372	1.49	11,502,739	2.92

DSOP(1)	21,000	0.01	74,000	0.02	95,000	0.02

Total(2)	5,679,367	1.44	5,918,372	1.50	11,597,739	2.95

Notes:

(1)	In January 2003, the Board amended the DSOP and determined that no further options would be granted to directors.

(2)	At the 2010 fiscal year-end, the total number of options outstanding was 5,641,221, the total number of options available for grant was 6,292,910 and the total number of common shares outstanding was 392,738,700 (including treasury shares).

The use of stock options has a direct impact on earnings per common share by increasing the actual number of common shares outstanding (as options are exercised) and the potential number of common shares outstanding (as options are granted). CIBC continues to take a conservative approach to the use of stock options as part of its total compensation package and has made option grants representing less than 0.5% of common shares outstanding (burn rate) for each of the past five years, which is less than the standard recommended by governance groups. This conservative approach is reflected in each of the following measures of stock option usage over the last three years:

	Fiscal Years
Measure(1)	2008	2009	2010
Dilution
• number of options granted but not exercised/total number of common shares outstanding at the end of the fiscal year	1.91%	1.83%	1.44%

Overhang
• (number of options available to be granted + options granted but not exercised)/total number of common shares outstanding at the end of the fiscal year	3.93%	3.61%	3.04%

Burn Rate
• total number of options granted in a fiscal year/total number of common shares outstanding at the end of the fiscal year	0.23%	0.28%	0.18%

Note:

(1)	Both the ESOP and the DSOP programs (described beginning on page 59) are included in the above calculations. All figures are calculated as a percentage of common shares outstanding including outstanding treasury shares.

Deferred incentive compensation plans

The following describes the mid- and long-term incentive programs for SET (2010 changes are italicized):

Performance
Plan	Period	Administration of the Plan	Vesting and Payout
Stock Options • Grants of stock options are typically based on a fixed dollar value. • Effective for grants made for fiscal 2010, clawbacks were put in place for misconduct(1).	• 10 years
• The number of options granted is based on:
— the dollar value of the award; and
— the Black-Scholes valuation of the option.
• The exercise price is equal to or higher than the closing price of CIBC common shares on the TSX on the trading day immediately before the grant date.

• Stock options vest in equal annual installments over a four-year period. Beginning with grants made in December 2010, stock options vest 50% after the third and 50% after the fourth anniversaries of the award.
• Once vested, stock options may be exercised over a 10-year period from the date of grant.

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Performance
Plan	Period	Administration of the Plan	Vesting and Payout
Performance Share Units(2)
• Grants of PSUs are typically awarded as a fixed dollar amount.
• PSUs are subject to satisfaction of additional performance criteria at time of vesting based on CIBC’s ROE performance compared with CIBC’s peer group.
• Effective for grants made for fiscal 2009, unvested PSUs are subject to clawback in the event of misconduct(3). For grants made in 2010, the clawback provisions in the event of misconduct (3) were strengthened and a performance clawback was implemented to address significant unexpected losses(4).
• 3 years
• The number of PSUs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(5) commencing December 1, 2008.
• For PSU grants in fiscal 2008 and 2009, dividend equivalents are paid in cash during the vesting period based on the minimum number of PSUs (i.e., 75%) that will vest. At the end of three years, the amount of dividends paid will be adjusted, if necessary, according to the actual number of PSUs that vest. For PSU grants in fiscal 2010, dividend equivalents are paid during the vesting period in cash based on 100% of the PSUs and no adjustments are made based on the actual number of PSUs that vest.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(6).

• PSUs vest at the end of the three-year period.
• Payouts can vary from 75% to 125% of the number of PSUs granted depending on CIBC’s ROE performance relative to its peer group during the performance period. The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.
• Once vested, PSUs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date.

Book Value Units(2)(7)
• Grants of BVUs are typically awarded as a fixed dollar amount.
• Effective for grants made for fiscal 2009, unvested BVUs are subject to clawback in the event of misconduct(3). For grants made in 2010, the clawback provisions in the event of misconduct(3) were strengthened and a performance clawback was implemented to address significant unexpected losses(4).
• 3 years
• The number of BVUs granted is based on:
— the dollar value of the award; and
— the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable grant date, in accordance with the BVU Plan.
• The number of BVUs awarded is adjusted each quarter for dividends paid and share issuances and repurchases during the quarter.

• BVUs vest at the end of the three-year period.
• The performance period spans the three fiscal years that begin on the first day of the fiscal year in which the grants were made.
• Once vested, BVUs pay out in cash, with each unit valued based on the book value of CIBC determined in accordance with generally accepted accounting principles divided by the number of outstanding CIBC common shares as of the applicable vesting date, in accordance with the BVU Plan.

Restricted Share Awards
• Effective with awards for fiscal 2009, grants of RSAs are no longer made to SET members.
• Effective for grants made for fiscal 2009, unvested RSAs are subject to clawback in the event of misconduct(3). For grants made in 2010, the clawback provisions in the event of misconduct (3) were strengthened and a performance clawback was implemented to address significant unexpected losses(4).
• 3 years
• The number of RSAs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date (e.g., December 1 for annual grants)(5);
• Dividend equivalents are paid in cash during the vesting period.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(6).

• RSAs typically vest in equal annual installments over the three-year period beginning in the year following the grant.
• Some RSAs vest at the end of three years.
• Once vested, RSAs pay out in cash, with each unit valued based on the average closing price of CIBC common shares on the TSX for the 10 trading days prior to a fixed date.

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Performance
Plan	Period	Administration of the Plan	Vesting and Payout
Deferred Share Units
• Grants of DSUs are typically awarded as a fixed dollar amount.
• The DSU plan provides an award of phantom share units where each unit is equal in value to one CIBC common share. DSUs allow for longer deferrals than the typical 3 year limit in Canada.
• Effective for grants made for fiscal 2010, clawbacks have been implemented in the event of misconduct(3).
• 3 years
• The number of DSUs granted is based on:
— the dollar value of the award; and
— the average closing price of CIBC common shares on the TSX for the 10 trading days preceding the grant date.
• Dividend equivalents are reinvested and paid out when the underlying DSUs are paid.
• To minimize CIBC’s financial exposure of these plans related to changes in CIBC share value, CIBC hedges these obligations(6).

• CEO/Board have discretion to set the vesting period and any vesting conditions, which may include performance related vesting conditions. The default vesting schedule is to vest 100% at the end of 3 years.
• Once vested, DSUs pay out after the termination of employment, subject to plan termination provisions.
• The payout price is the average closing price of CIBC common shares on the TSX over the 10 trading days preceding the participant’s termination date.

Notes:

(1)	Any individual who engages in misconduct that results in a significant loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any gains arising from stock options that vested and were then exercised within the 12 months preceding the date on which CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all outstanding stock options that vested within the previous 12 months will be cancelled.

Misconduct is defined as (i) serious misconduct, (ii) fraud, (iii) a material breach of the terms and conditions of employment; (iv) wilful breach of the provisions of CIBC’s Code of Conduct of sufficient gravity to justify the application of this provision; (v) the failure or wilful refusal to substantially perform the grantee’s material duties and responsibilities; (vi) the conviction of the grantee for any crime involving fraud, misrepresentation or breach of trust, or (vii) any other circumstances sufficient for a termination of employment for cause.

(2)	For fiscal years 2008 and 2009, only SET members received awards under the PSU plan. Only SET members receive awards under the BVU plan.

(3)	Any individual who engages in misconduct that results in a significant loss to CIBC or causes or caused a material restatement of CIBC’s financial statements will be required to repay to CIBC upon demand the total value of any incentive payment made within the 12 months preceding the date CIBC determined that such significant loss occurred or such material restatement of its financial statements is required due to the individual’s misconduct. In addition, all unvested and any outstanding deferred incentive compensation (i.e., BVUs, PSUs, RSAs, DSUs) that vested within the previous 12 months will be cancelled. Misconduct is defined in note (1) above.

(4)	The performance clawback will be applied as follows: in the event of a significant unexpected loss for CIBC, its SBUs or LOBs that is greater than, or equal to, the aggregate of the last three years of NIBT, the CEO and the Committee, with input from the RMC, will have discretion to cancel up to 100% of that year’s vesting BVUs, RSAs and PSUs, where they determine a participant’s negligence or certain failures substantially contributed to the loss. The clawback can be applied to all or a group of individuals within the specific business unit where the significant unexpected loss occurred as well as in the associated infrastructure group.

(5)	For the CEO, the value of CIBC common shares for this purpose for awards in respect of fiscal 2008 and prior fiscal years, was determined according to the terms of his employment contract, as discussed in the 2009 Management Proxy Circular.

(6)	For RSA, PSU and DSU grants, CIBC hedges the financial exposure resulting from changes in CIBC share value through a total return swap arrangement with a third party financial institution.

(7)	The Book Value Plan, introduced in 2009 as part of the new SET compensation framework, is a unit-based plan that provides a link to an operating measure rather than a market-based measure.

Book value is generally defined as the net asset value of a company, which increases or decreases based on the company’s financial results. Book value per share represents a company’s cumulative long-term earnings power and is often described as a company’s “intrinsic value”. The Committee believes book value is a more consistent and reliable indicator of a company’s value over the long term and is not subject to the influence of temporary market factors on share price.

CIBC has introduced this plan because it believes book value reinforces its focus on consistent, sustainable performance, a strong balance sheet and a low risk business strategy. Book value rewards or penalizes participants for business factors they can control and it balances CIBC’s mid- and long-term incentive offering with a measure that is more closely tied to long-term sustainable value creation than share price, thus responding to the concerns raised by governance advocacy groups that recipients of mid- and long-term incentives based on share price have benefited from increases in equity market values that had limited correlation to corporate performance.

The Committee’s independent advisor conducted analyses to test whether the new Book Value Plan mitigates volatility of payouts under a variety of scenarios. The advisor concluded that the program should result in payouts that are less volatile year-over-year than a share-based program, while focusing participants on performance as measured by long-term value creation.

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Pension arrangements

Pension and Supplemental Executive Retirement Plan (SERP) benefits are considered an integral part of the overall total compensation for executives, including the NEOs. All the NEOs participate in the registered defined benefit CIBC Pension Plan on either a contributory or non-contributory basis or, in the case of Mr. Capatides, the CIBC World Markets Retirement Plan for U.S. Employees, on the same basis as other CIBC employees. In addition, the NEOs have been designated by the Committee to be eligible for SERP benefits. SERP benefits for Canadian participants are secured through a trust fund, in the event of plan wind-up. CIBC annually makes a contribution to or receives a refund from the SERP trust fund in order to maintain a level of funding equal to the estimated wind-up liabilities for accrued SERP benefits. Mr. Capatides is provided with the same level of SERP benefits as other NEOs (excluding the CEO) except that amounts are denominated in U.S. dollars.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

Under the current terms of the SERP, the NEOs receive a pension benefit based on the following provisions:

Provision	Description
Pension Formula	2% of final average earnings per year of pensionable service (maximum of 35 years of service), offset by other CIBC-provided retirement income benefits.

Limits on Final Average Earnings	$2,300,000 for Mr. McCaughey, $931,953(1) for Mr. Capatides and $913,500 for the balance of the NEOs.

Final Average Earnings (subject to specified dollar limits as shown above)	The sum of:
• the average of the best consecutive five years of salary in the last 10 years prior to retirement; and
• the average of the best five years of annual cash bonus awards in the last 10 years prior to retirement.

Reduction for Early Retirement	Pensions are reduced by 4% for each year that retirement age precedes age 61 (with the exception that Mr. McCaughey is entitled, in accordance with his employment contract, to an unreduced pension payable from age 55).

Government Pension Adjustment	Pensions are reduced from age 65 by the maximum Canada/Quebec Pension Plan benefit payable at that time (reduced from the Social Security Normal Retirement Age by the maximum primary insurance amount payable for Mr. Capatides).

Form of Pension	Pension payments are made for the life of the executive. In the event of death of the executive, 50% of the pension is continued for the life of the executive’s spouse. Other optional forms of payment are made available on an actuarially equivalent basis.

Additional Pension from Employee Contributions	Executives who had made contributions to the CIBC Pension Plan will receive an increment to their pension benefit equal to the value of their accumulated contributions and associated interest.

Note:

(1)	The limit on final average earnings for Mr. Capatides is US$913,500. It has been converted to Canadian dollars in the chart above based on the October 2010 month-end spot rate of US$1.00 = C$1.0202.

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Pension Table

The following table shows years of credited service, estimated annual pension payable and changes in the accrued obligation for the NEOs from October 31, 2009 to October 31, 2010. The changes have been calculated using the same actuarial assumptions used for determining year-end pension plan liabilities in CIBC’s financial statements for fiscal 2010.

Defined Benefits Plans
		Annual benefits
		payable vested and
		unvested(1)
		($)
				Accrued
	Number			Obligation		Non-	Accrued
	of Years			at Start of	Compensatory	Compensatory	Obligation
	of Credited	At Year-	At Age	Year(5)(6)	Change(7)(6)	Change(8)(6)	at Year-end(5)(6)
Name	Service(2)	end(3)	65(4)	($)	($)	($)	($)
G.T. McCaughey	29.7	1,368,000	1,610,000	13,997,000	576,000	3,027,000	17,600,000

J.D. Williamson	2.8	50,000	315,000	177,000	133,000	56,000	366,000

R.W. Nesbitt	12.7	231,000	414,000	1,710,000	171,000	409,000	2,290,000

S.A. Baxendale	18.6	342,000	651,000	1,487,000	108,000	481,000	2,076,000

M.G. Capatides(9)	15.0	206,000	451,000	2,152,000	179,000	170,000	2,501,000

Notes:

(1)	Represents the estimated annual pension payable at age 65 in respect of vested and unvested credited service accrued to the date shown, assuming that final average earnings will be at or above the applicable maximum SERP covered compensation limit. The SERP pension will be offset by the maximum Canada Pension Plan benefit amount starting at age 65, and for Mr. Capatides, the maximum primary benefit under U.S. Social Security starting at Social Security Normal Retirement Age.

(2)	Reflects credited years of service at October 31, 2010. Certain NEOs have been provided periods of their past service with CIBC and subsidiary companies as eligible credited service for SERP purposes in lieu of other compensation.

Ms. Baxendale was granted a SERP past service award of 7.5 years in fiscal 2005 in recognition of her past service with CIBC. The value of this award vested and was applied as a reduction to other elements of compensation over three years.

In fiscal 2009, Mr. Nesbitt was granted participation in the SERP retroactive to his 2008 date of hire with CIBC. The value of his SERP benefit accruals will be offset each year against his annual cash bonus and deferred incentive compensation awards. Mr. Nesbitt was also granted a SERP past service award recognizing his 10 years of past service with a CIBC-acquired organization as eligible SERP service. This award vested over two years at a rate of 50% each year resulting in a reduction to his other elements of compensation over the two-year period.

Mr. McCaughey was granted a SERP past service award of 10 years in fiscal 2004 in recognition of a portion of his past service with CIBC. At the time of Mr. McCaughey’s appointment as CEO, recognizing his remaining past service with CIBC and a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006. These SERP service credits, which are in addition to ongoing credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years.

These awards, vested and unvested, are included in the years of credited service set out above.

(3)	The amounts vested at year-end October 31, 2010 are as follows:

Vested Benefit at October 31, 2010
Name	($)
G.T. McCaughey	1,231,000

J. D. Williamson	50,000

R.W. Nesbitt	231,000

S.A. Baxendale	342,000

M.G. Capatides(9)	206,000

(4)	NEOs are eligible to retire with an unreduced pension at age 61, other than Mr. McCaughey who is eligible at age 55. The annual pension estimated to be payable at the later of unreduced retirement age or October 31, 2010 for each NEO is as follows:

		Estimated
	Unreduced	Annual Pension
Name	Retirement Age	($)
G.T. McCaughey	55	1,283,000

J.D. Williamson	61	242,000

R.W. Nesbitt	61	341,000

S.A. Baxendale	61	589,000

M. G. Capatides(9)	61	378,000

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(5)	Accrued obligation is the value of the projected pension earned for service up to October 31, 2009 or October 31, 2010, as indicated, including the additional years of service, both vested and unvested, granted to Mr. McCaughey, Ms. Baxendale and Mr. Nesbitt.

(6)	These values are based on the same actuarial assumptions used for determining the year-end liability for CIBC’s Canadian registered pension plans which are disclosed in CIBC’s financial statements. The assumptions include:

•	an annual discount rate of 6.5% (6.0% for Mr. Capatides) in measuring the accrued pension liability at October 31, 2009;

•	an annual discount rate of 5.5% in measuring the compensatory change and the accrued pension liability at October 31, 2010;

•	a rate of increase for compensation of 3.5% (3.0% for Mr. Capatides) before taking into account the limits on final average earnings for SERP; and

•	assumed retirement rates reflecting CIBC Pension Plan experience.

No allowance has been made for future increases in the current compensation limits applied in determining final average pensionable earnings under the SERP. The method for valuation makes no allowance for different tax treatment of registered pension plans versus supplemental pension benefits.

The amount for non-compensatory change for Mr. Capatides also reflects changes in the U.S./Canada exchange rates at October 31, 2009 and October 31, 2010.

(7)	Compensatory change includes service cost net of employee contributions plus, where applicable, plan changes, increases in the maximum covered compensation limits, promotions, and past service awards. Service costs have increased significantly over those previously reported for the prior fiscal year as a result of the reduction in the applicable discount rate as described in note (6) above.

(8)	Non-compensatory changes include amounts attributable to interest accruing on the beginning-of-year obligation, experience gains and losses other than those associated with compensation levels and changes in actuarial assumptions. A significant portion of the non-compensatory change from October 31, 2009 to October 31, 2010 relates to the reduction in the applicable discount rate as described in note (6) above.

(9)	Mr. Capatides’ estimated annual pension is shown in Canadian dollars at an October month-end spot rate of exchange for the fiscal years as follows: US$1.00 = C$1.0819 for 2009 and US$1.00 = C$1.0202 for 2010.

Mr. McCaughey’s employment contract

An employment contract was established with Mr. McCaughey, effective upon his appointment as President and Chief Executive Officer in August 2005 and was amended on November 5, 2009. The key terms of this contract, as amended, are the following:

Officer	G.T. McCaughey, President and Chief Executive Officer

Effective Date	August 1, 2005

Base Salary	$1,500,000

Incentive Compensation (Annual Cash Bonus and Mid- and Long-Term Compensation)	The amount of annual cash bonus compensation for any fiscal year, commencing with fiscal 2009, is to be determined by the Committee at the end of the fiscal year. The amount of the annual cash bonus is based on:
• personal objectives and performance objectives for CIBC established for the fiscal year;

• financial performance of CIBC, including in comparison to the other four major Canadian banks for such year; and

• other relevant factors, on a basis consistent with CIBC executive compensation policies and past practices.

Incentive compensation is allocated by CIBC in the form of annual cash bonus, and mid- and long-term incentive awards (such as PSUs, BVUs and options).

Share Ownership Guidelines	Six times Mr. McCaughey’s annual salary during the term of employment with CIBC. Share ownership guidelines apply for an additional two-year period upon retirement, or, in certain circumstances, if Mr. McCaughey should resign from employment with CIBC prior to attaining the age of 55. Upon retirement or, in these circumstances, he is required to hold for the applicable period a minimum $6,000,000 in CIBC common shares or equivalents.

Pension	Mr. McCaughey participates in the SERP as described beginning on page 64.
At the time of his appointment as President and Chief Executive Officer in 2005, recognizing past service with a CIBC-acquired organization, Mr. McCaughey was granted an additional 1.7 years of SERP service credit, which vests on each anniversary date of his appointment commencing August 1, 2006.
These SERP service credits, which are in addition to credited service earned through continued employment, will continue to vest up to a maximum service credit of 11.9 years. The maximum covered compensation limit in the SERP is to be reviewed annually. Mr. McCaughey’s SERP compensation limit is $2,300,000.

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Mr. McCaughey’s employment contract (continued)

Termination of Employment without Cause	Payment in lieu of notice equal to two times Mr. McCaughey’s:
• annual base salary; and
• three-year average annual cash bonus award.
Mr. McCaughey may, in the alternative, receive entitlements as may be available under common law.
Unvested RSAs and BVUs will vest on termination of employment without cause. Options will be eligible to vest over a two-year period from the date of termination and all vested options will be exercisable for their terms. Unvested PSUs continue to be subject to time and performance vesting requirements.
If Mr. McCaughey has attained the age of 53 at a time when he is terminated without cause, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later. The SERP entitlements are subject to Mr. McCaughey’s compliance with certain non-solicitation and non-competition conditions.

Retirement	On retirement from CIBC after attaining the age of 55, Mr. McCaughey is entitled to an unreduced pension under the SERP. In these circumstances, his RSAs, options, PSUs and BVUs continue to be subject to time and performance vesting requirements. The outstanding RSAs, options, PSUs and BVUs will not vest if there is a material adverse subsequent event(1) relating to a prior period during which he served as President and Chief Executive Officer.
The following conditions must also be met:
• Mr. McCaughey provides a minimum of three months’ notice of retirement; and
• Mr. McCaughey continues to comply with non-competition and non-solicitation conditions.
On retirement from CIBC after attaining the age of 61, Mr. McCaughey’s RSAs, PSUs, BVUs and options continue to be subject to time and performance vesting requirements. The foregoing two conditions regarding notice and non-competition and non-solicitation conditions continue to apply.

Change of Control	If Mr. McCaughey’s employment with CIBC is terminated after a change of control, he is entitled to receive the benefits under the Change of Control Policy (see below). In addition, he is entitled to an unreduced pension under the SERP from age 55 or the date of termination, if later.

Special Option Grant	Upon his appointment as President and Chief Executive Officer, Mr. McCaughey received a special one-time grant of options to acquire 250,000 common shares of CIBC, which time vest in equal installments over five years and are subject to performance-based vesting conditions related to CIBC TSR compared with the TSR of CIBC’s peer group.

Note:

(1)	For this purpose, a material adverse subsequent event is defined as a material negative restatement of annual financial statements for any prior period in which Mr. McCaughey served as President and Chief Executive Officer or a material loss relating to business activities in such a prior period resulting in a reduction of 10% or more in CIBC’s book value from that immediately prior to the material loss.

Change of Control contracts

CIBC adopted a Change of Control Policy in 2001 that covers eleven designated senior executive positions, including all of the NEOs, in recognition of the importance to CIBC and its shareholders of neutralizing potential conflicts of interest and stabilizing key management roles in connection with potential or actual change of control activity. The underlying premise of the policy is that, under a change of control, no additional benefits would be conferred on an executive than would be otherwise provided under a standard severance arrangement, recognizing there are some distinct features to the Change of Control Policy related to the unique circumstances being addressed. The provisions of the policy are reviewed by the Committee on a regular basis for consistency with current best practice and to confirm that the list of officers to which the policy applies is appropriate. The key terms of the policy are the following:

Eligibility	Certain senior officers of CIBC, including each of the NEOs.

Coverage Period	24 months following the date of the change of control.

Trigger Events	Severance payouts and accelerated vesting of deferred incentive compensation and accrued pension occur only if both:
• a change of control event occurs; and
• the executive’s employment is terminated without cause or the executive resigns during the coverage period for reasons specified in the policy.

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Change of Control contracts (continued)

Severance Benefits	The greater of: • two times the sum of annual salary and annual cash bonus(1); and • the amount the executive may be entitled to under any employment contract or common law.

Vesting of Deferred Incentive Compensation and Pension	Upon the trigger events, all deferred incentive compensation awards and any unvested, accrued pension vest.

Pension Benefits	Pension is paid in accordance with the standard terms of the SERP but with two years of service added to credited service (subject to an overall cap of 35 years of service).

Note:

(1)	In addition, a cash settlement is paid to cover benefits that would otherwise be payable during the severance period.

Post-employment benefits(1)

The following table summarizes the estimated incremental payments to each NEO in the event of termination without cause or change of control.

		Estimated Incremental Payments at October 31, 2010
		Termination Without		Change of
		Cause		Control
	Compensation Component	($)		($)
G.T. McCaughey	Cash:	5,749,867	(2)	8,333,333	(3)
	Deferred Compensation Vesting:	5,012,431	(4)	16,708,362	(5)
	Benefits:	50,000	(6)	300,000	(7)

	Total Incremental Payment:	10,812,298		25,341,695
	Annual Pension(8):	228,000		228,000

J.D. Williamson	Cash:	3,066,667	(9)	3,066,667	(10)
	Deferred Compensation Vesting:	1,398,072	(4)	4,482,456	(5)
	Benefits:	—		150,000	(7)

	Total Incremental Payment:	4,464,739		7,699,123
	Annual Pension(8):	—		37,000

R.W. Nesbitt	Cash:	6,184,000	(9)	6,822,667	(10)
	Deferred Compensation Vesting:	2,383,590	(4)	7,182,631	(5)
	Benefits:	—		150,000	(7)

	Total Incremental Payment:	8,567,590		14,155,298
	Annual Pension(8):	—		5,000

S.A. Baxendale	Cash:	—		4,066,667	(10)
	Deferred Compensation Vesting:	1,055,088	(4)	4,404,484	(5)
	Benefits:	—		150,000	(7)

	Total Incremental Payment:	1,055,088		8,621,151
	Annual Pension(8):	—		37,000

M.G. Capatides	Cash:	—		3,464,650	(10)(11)
	Deferred Compensation Vesting:	895,577	(4)	3,515,521	(5)
	Benefits:	—		153,000	(7)(11)

	Total Incremental Payment:	895,577		7,133,171
	Annual Pension(8):	—		36,000	(11)

Notes:

(1)	This table includes only contractually agreed upon severance amounts and does not include any greater potential common law entitlements arising in the event of termination of employment without cause. Upon resignation or termination with cause, no incremental amounts are payable.

(2)	See summary of Mr. McCaughey’s employment contract, “Termination of Employment without Cause”.

(3)	Mr. McCaughey is entitled to the greater of the amounts provided under the Change of Control Policy and his employment contract, if they both apply.

(4)	The value shown is based on the closing price of CIBC common shares on October 31, 2010 of $78.23 and represents RSAs and DSUs which vest upon termination without cause. Unvested PSUs and BVUs continue to be eligible to vest and pay out over the normal schedule. Options continue to be eligible to meet time and performance-based vesting conditions over the severance period and expire at the end of the severance period. As previously disclosed, RSIPs and RDSUs have met performance and time-based vesting conditions and are payable upon termination of employment or retirement. See page 57 for outstanding values of RSAs, PSUs, BVUs, options and, for applicable NEOs, RSIPs, RDSUs and DSUs, at October 31, 2010.

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(5)	The values shown are for unvested units and are based on unit values at October 31, 2010. In the case of book value units, this is the book value of CIBC common shares, adjusted in accordance with plan terms. In the case of PSUs, RSAs and DSUs, this is the closing market price of CIBC common shares, which is $78.23.

(6)	In the event of termination without cause, Mr. McCaughey is entitled to reimbursement for costs related to legal and financial planning advice, not to exceed $50,000.

(7)	In lieu of continued participation in CIBC’s pension, health and welfare benefit plans, the NEO would receive a cash payment equal to 10% of the amount representing base salary in the Change of Control severance payment.

(8)	The pension amounts shown are the incremental annual lifetime pension amounts payable from age 65 (or at an earlier unreduced retirement age, depending on eligibility) to which an NEO would have been entitled had their employment terminated for the noted reason of October 31, 2010. These amounts are in addition to the October 31, 2010 accrued and vested annual pension as described in note (3) on page 65.

The incremental payment on change of control includes the effect of two years of additional credited service for all NEOs.

Payment of SERP benefits is subject to compliance with certain non-solicitation and non-competition covenants.

The present values at October 31, 2010 of the incremental annual pension amounts shown above, payable on termination without cause or change of control, are as follows:

	Termination	Change of
	Without Cause	Control
	($)	($)
G.T. McCaughey	3,096,000	3,096,000

J.D. Williamson	—	235,000

R.W. Nesbitt	—	65,000

S.A. Baxendale	—	193,000

M.G. Capatides(11)	—	405,000

The present values have been determined using the same actuarial assumptions used for determining the October 31, 2010 year-end pension plan liabilities which are disclosed in CIBC’s financial statements, with the exception that the NEOs are assumed to commence their pension when first eligible at age 55 (or October 31, 2010 if later), subject to a reduction in pension for early commencement, as applicable.

(9)	Mr. Williamson and Mr. Nesbitt are each entitled to a payment in lieu of notice equal to two times the sum of annual base salary and three-year average annual cash bonus award in the event employment is terminated without cause.

(10)	See summary of Change of Control contracts, “Severance Benefits” on page 68.

(11)	These amounts for Mr. Capatides have been converted to Canadian dollars based on the October 2010 month-end spot rate of US$1.00 = C$1.0202.

Additional disclosure mandated by FSB

The following tables set forth additional quantitative disclosure mandated by the FSB in Standard 15 of the FSB Principles for Sound Compensation Practices Implementation Standards. Certain additional information regarding severance payments in fiscal 2010 has been made to OSFI on a confidential basis.

For purposes of the tables, we include in the FSB term “senior executive officers” members of SET and we include in the FSB term “employees whose actions have a material impact on the risk exposure of the firm” those employees who we have determined to have a “Material Role” based upon their responsibilities or compensation level. This includes EVPs, SVPs and VPs whose incentive compensation is above a pre-determined threshold, the FirstCaribbean CEO and his direct reports, the WBMC, Wholesale Banking Managing Directors or desk heads and any Wholesale Banking employee whose incentive compensation is equal to or greater than a pre-determined threshold.

Amounts of remuneration awarded and amounts and form of variable compensation

These tables show amounts of remuneration awarded in respect of the 2010 fiscal year. Such awards may have been awarded and received within the fiscal year or awarded after the end of the fiscal year but with respect to services in the fiscal year.

	Senior Executive	Material
	Officers	Roles
Fixed-Base Salary	$6,500,000	$67,100,000

Variable Compensation

- Cash	$11,800,000	$126,000,000

- Equity	$17,900,000	$111,400,000

Total Variable Compensation	$29,700,000	$237,400,000	→

Total Remuneration	$36,200,000	$304,500,000

Number of Beneficiaries	8	316

	Senior Executive	Material
	Officers	Roles
	($)	($)
Cash	11,800,000	126,000,000

Share-linked	10,500,000	111,400,000

Shares	—	—

Other	7,400,000	—

Total Variable Compensation	29,700,000	237,400,000

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Outstanding deferred compensation at October 31, 2010

This table includes all forms of deferred compensation that remain outstanding and not expired at October 31, 2010. Deferred compensation includes current plans: options, RSAs, PSUs and BVUs, as well as closed plans: RSIP and RDSUs. Deferral periods are specified within the terms of the relevant plan and, in the case of closed plans and certain other limited circumstances, may extend until retirement of the individual employee.

	Senior Executive	Material
	Officers	Roles
	($)	($)
Vested	71,700,000	9,100,000

Unvested	46,800,000	281,900,000

Total	118,500,000	291,000,000

Deferred compensation awarded and paid out

This table shows amounts of deferred compensation awarded in respect of the 2010 fiscal year. Additionally the table sets out amounts paid out in fiscal 2010 under current plans, including stock option exercises. No amounts were reduced through performance adjustments.

	Senior Executive	Material
	Officers	Roles
	($)	($)
Awarded in respect of 2010	17,900,000	111,400,000

Payouts in 2010(1)	22,500,000	34,100,000

Note:

(1)	Included are amounts paid in December 2009 relating to fiscal 2008 and previous years. Excluded are amounts paid in December 2010 relating to fiscal 2009 and previous years.

New sign-on payments

This table shows cash and deferred incentive compensation awards granted in fiscal 2010 in order to hire an employee. Payouts in connection with such awards may have been made in whole or in part in fiscal 2010 or, if the awards involved deferred compensation, will be made in subsequent fiscal years.

	Senior Executive	Material
	Officers	Roles
Total Sign-Ons	$—	$6,800,000

Number of Beneficiaries	—	16

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Non-GAAP Measures

Non-GAAP Measures

Net Interest Income

We evaluate net interest income on an equivalent before-tax basis. In order to arrive at the amount on a taxable equivalent basis (TEB), we gross up tax-exempt income on certain securities to the equivalent level that would have incurred tax at the statutory rate. Meanwhile the corresponding entry is made in the income tax expense. This measure enables comparability of net interest income arising from both taxable and tax-exempt sources. Net interest income (TEB) is used to calculate the efficiency ratio (TEB). We believe these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Economic Capital

Economic capital provides the financial framework to evaluate the returns of each business line, commensurate with the risk taken. It comprises the capital required to protect against unexpected losses, in periods of near catastrophic “worst case” loss scenarios, while remaining an independent going concern. Economic capital is therefore an estimate of the amount of equity capital required by the businesses to absorb losses consistent with our targeted risk rating over a one-year horizon. Our economic capital methodology comprises a number of key risk types including credit, strategic, operational, investment, and market. Economic capital is a non-GAAP measure and there is no comparable GAAP measure.

Cash Basis Measures

Cash basis measures are calculated by adjusting the amortization of other intangible assets to net income and non-interest expenses. Management believes these measures permit uniform measurement, which may enable users of our financial information to make comparisons more readily.

Managed Loans

We securitize loans and sell resulting securities or loans to variable interest entities, that in turn issue securities to investors. These loans and securities are removed from the consolidated balance sheet upon sale. Loans on a managed basis include securitization inventory as well as loans and securities sold. We use this measure to evaluate the credit performance and the overall financial performance of the underlying loans.

Tangible Common Equity

Tangible common equity (TCE) comprises the sum of common share capital, excluding short trading positions in our own shares, retained earnings, contributed surplus, non-controlling interests, and accumulated other comprehensive income, less goodwill and intangible assets other than software. The TCE ratio is calculated by dividing TCE by risk-weighted assets (RWAs).

The following table provides a reconciliation of non-GAAP to GAAP measures, related to consolidated CIBC.

millions

		2010
		($)
Total revenue per financial statements		12,085
TEB adjustment		53

Total revenue (TEB)	A	12,138

Non-interest expenses per financial statements		7,027
Less: amortization of other intangible assets		39

Cash non-interest expenses	B	6,988

Loans and acceptances (after allowance for credit losses)		184,576
Add: loans securitized		53,669

Managed loans and acceptances	C	238,245

Specific provision for credit losses		1,201
Add: losses on securitized portfolio		132

Specific provision for credit losses on a managed basis	D	1,333

Cash efficiency ratio (TEB)	B/A	57.6%
Loan loss ratio (on managed basis)	D/C	0.56%

71	CIBC PROXY CIRCULAR

Non-GAAP Measures

Adjusted Results (Revenue and Net Income)

Adjusted results are non-GAAP financial measures and exclude items of note that are typically adjusted for by financial analysts to assess core operating performance. The following table reflects the reconciliation between reported revenue and net income, and adjusted revenue and net income for both 2010 and 2009.

millions

	Fiscal 2010		Fiscal 2009
		Net		Net
	Revenue	Income	Revenue	Income
CIBC	($)	($)	($)	($)
Reported (GAAP)	12,085	2,452	9,928	1,174

Structured credit run-off	133	161	958	684

Foreign exchange gain on repatriation of capital and retained earnings	(411)	117	(111)	(7)

Provision for credit losses in the general allowance	—	(98)	—	73

Future tax asset write-down	—	25	—	—

Reversal of interest expenses related to the favourable conclusion of prior years’ tax audits	(30)	(17)	—	—

Mark-to-market on corporate loan hedging	17	12	265	182

Valuation charges	—	—	164	106

Higher than normal losses and write-downs in merchant banking and other investment portfolios	—	—	136	81

Mark-to-market losses/interest expense related to leveraged lease portfolio	—	—	92	51

Loan losses in leveraged loan and other run-off portfolios	—	—	—	56

Higher than normal litigation provisions	—	—	—	18

Credit valuation adjustment on counterparties other than financial guarantors	—	—	(26)	(18)

Tax related items	—	—	(25)	(22)

Adjusted (non-GAAP)	11,794	2,652	11,381	2,378

	Fiscal 2010		Fiscal 2009
		Net		Net
	Revenue	Income	Revenue	Income
CIBC Retail Markets	($)	($)	($)	($)
Reported (GAAP)	9,688	2,191	9,272	1,895

Provision for credit losses in the general allowance	—	5	—	1

Future tax asset write-down	—	(6)	—	—

Higher than normal litigation provisions	—	—	—	10

Adjusted (non-GAAP)	9,688	2,190	9,272	1,906

	Fiscal 2010		Fiscal 2009
		Net		Net
	Revenue	Income	Revenue	Income
Wholesale Banking	($)	($)	($)	($)
Reported (GAAP)	1,714	342	512	(472)

Structured credit run-off	133	161	958	684

Reversal of interest expenses related to the favourable conclusion of prior years’ tax audits	(30)	(17)	—	—

Mark-to-market on corporate loan hedging	17	12	265	182

Valuation charges	—	—	164	106

Higher than normal losses and write-downs in merchant banking and other investment portfolios	—	—	136	81

Mark-to-market losses/interest expense related to leveraged lease portfolio	—	—	92	51

Loan losses in leveraged loan and other run-off portfolios	—	—	—	56

Credit valuation adjustment on counterparties other than financial guarantors	—	—	(26)	(18)

Tax related items	—	—	—	(3)

Adjusted (non-GAAP)	1,834	498	2,101	667

CIBC PROXY CIRCULAR	72

 OTHER INFORMATION

Indebtedness of directors and executive officers

The following table shows outstanding indebtedness to CIBC or its subsidiaries incurred by directors, proposed directors and executive officers of CIBC and their associates. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Indebtedness of Directors(1) and Executive Officers under (1) Securities Purchase and (2) Other Programs
		Largest Amount				Financially Assisted		Amount
		Outstanding				Securities		Forgiven
		During Fiscal		Amount		Purchases During		During Fiscal
	Involvement of	Year Ended		Outstanding at		Fiscal Year Ended	Security for	Year Ended
	CIBC or	October 31, 2010		January 31, 2011		October 31, 2010	Indebtedness(2)	October 31, 2010
Name and Principal Position	Subsidiary	($)		($)		(#)	(#)	($)
Securities Purchase Programs(3)
R.A. Lalonde, former Senior Executive Vice-President(4)	CIBC as lender		596,949		534,054	—	12,400	—

Other Programs(5)
M.G. Capatides, Senior Executive Vice-President	CIBC as lender	US	551,949	US	510,090	—	—	—
R.A. Lalonde, former Senior Executive Vice-President	CIBC as lender	US	758,713 1,902,699	US	715,264 1,834,964	—	—	—
R.E. Venn, Senior Executive Vice-President	CIBC as lender	US	3,035,658	US	2,096,322	—	—	—
T.D. Woods, Senior Executive Vice-President	CIBC as lender	US	758,914	US	715,467	—	—	—

Notes:

(1)	Loans to directors of CIBC and to proposed nominees for election as directors, who are not employees of CIBC or a subsidiary, and their associates, are made on substantially the same terms (including interest rate and security) as a loan made to other clients of CIBC with comparable credit ratings and involve no more than usual risks of collectability. These loans comply with Section 402 of the U.S. Sarbanes-Oxley Act of 2002, constitute “routine indebtedness” under Canadian securities law and are therefore not included in the chart above.

(2)	The number of CIBC common shares that were held by CIBC as security at January 31, 2011.

(3)	CIBC employees can obtain credit from CIBC to purchase CIBC common shares under CIBC’s employee loan program. All loans granted under the program have the same interest rate and are subject to the same terms. The credit criteria of the program and the compensation level of the borrower are considered when determining the amount of credit granted.

(4)	On December 31, 2010 Mr. Lalonde ceased to be an executive officer of CIBC.

(5)	Certain current and former employees of CIBC and its affiliates have loans to finance a portion of their participation in a fund which makes private equity investments on the same basis as CIBC and its affiliates. This participation offer was made in 2000. The loans will mature at the earlier of January 2012 or the liquidation of the fund, and are secured by the employee’s interest in the fund. Approximately 4% of each loan is non-recourse. The interest rate on loans for Canadian resident employees is set quarterly at the prescribed rate under the Income Tax Act (Canada).

The following table shows the aggregate indebtedness to CIBC or its subsidiaries incurred by current and former directors, executive officers and employees of CIBC and its subsidiaries. This amount excludes routine indebtedness as defined by Canadian securities laws. Indebtedness amounts are denominated in the currency in which they were incurred.

Aggregate indebtedness
	To CIBC or
	its Subsidiaries at
	January 31, 2011
Purpose	($)	To Another Entity
Securities Purchase	534,054	—

Other(1)	US 197,850,379	—
	1,834,964

Note:

(1)	Other indebtedness is comprised of US$18,617,617 in current employee indebtedness and US$179,232,762 and C$1,834,964 in former employee indebtedness.

Directors and Officers Liability Insurance

Effective November 1, 2010, CIBC purchased at its expense a Directors and Officers Liability Insurance Policy that protects directors and officers against liability incurred by them while acting as directors and officers of CIBC and its subsidiaries. This policy has an insurance limit of $300 million per claim and in the aggregate for the twelve-month period ending November 1, 2011. There is no deductible. The annual premium for this policy is approximately $2.8 million.

73	CIBC PROXY CIRCULAR

Other Information

Indemnification

Under the Bank Act and CIBC’s By-Law, CIBC indemnifies any director or officer of CIBC, any former director or officer of CIBC, and any other person who acts or acted at CIBC’s request as a director or officer of or in a similar capacity for another entity, and his or her heirs and personal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of that association with CIBC or other entity; provided (1) the person acted honestly and in good faith with a view to the best interests of, as the case may be, CIBC or the other entity for which they acted at CIBC’s request as a director or officer or in a similar capacity; and (2) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the person had reasonable grounds for believing that their conduct was lawful.

During the fiscal year ended October 31, 2010, CIBC paid approximately US$6,600 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, President and Chief Executive Officer, Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer, Brian G. Shaw, former Senior Executive Vice-President and CEO of CIBC World Markets Inc., and Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer in connection with the defence of the civil action entitled Plumbers & Steamfitters Local 773 Pension Fund v. Canadian Imperial Bank of Commerce, Gerald McCaughey, Thomas D. Woods, Brian G. Shaw and Ken Kilgour commenced in the United States District Court for the Southern District of New York.

In addition, CIBC paid approximately $313,000 as an advance for legal fees and disbursements on behalf of Gerald T. McCaughey, President and Chief Executive Officer, Thomas D. Woods, Senior Executive Vice-President and Chief Risk Officer, Michael G. Capatides, Senior Executive Vice-President, Chief Administrative Officer and General Counsel, Brian G. Shaw, former Senior Executive Vice-President and CEO of CIBC World Markets Inc., Ken Kilgour, former Senior Executive Vice-President and Chief Risk Officer, Steven McGirr, former Senior Executive Vice-President and Chief Risk Officer, and Phipps Lounsbery, former Managing Director, Debt Capital Markets, CIBC World Markets Inc. in connection with the defence of the civil action entitled Howard Green and Anne Bell v. Canadian Imperial Bank of Commerce, Gerald McCaughey, Tom Woods and Brian G. Shaw commenced in the Ontario Superior Court of Justice. CIBC paid approximately $1,500 as an advance for legal fees and disbursements on behalf of Leslie Rahl, a Director of CIBC, in connection with the same matter.

Availability of information

You may request a copy of the following documents, at no charge, from CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2:

•	CIBC’s Annual Information Form for the year ended October 31, 2010 along with copies of pages incorporated from CIBC’s 2010 Annual Report;

•	CIBC’s comparative annual financial statements for the year ended October 31, 2010 along with the accompanying auditors’ report and any subsequent interim financial statements CIBC has filed with securities regulators;

•	CIBC’s annual Management’s Discussion and Analysis (MD&A) for the year ended October 31, 2010 and any subsequent interim MD&A; and

•	this Management Proxy Circular.

These documents, as well as additional information relating to CIBC, are available at www.cibc.com and www.sedar.com. Financial information regarding CIBC is provided in its comparative financial statements and MD&A for fiscal 2010.

Contacting CIBC’s Board of Directors

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

Directors’ approval

The Board has approved the contents and sending of this Circular to shareholders.

Michelle Caturay
Vice-President, Corporate Secretary
and Associate General Counsel

February 24, 2011

CIBC PROXY CIRCULAR	74

SCHEDULE A

 SHAREHOLDER PROPOSALS

The following proposals have been submitted to CIBC for consideration at the Annual Meeting of Shareholders and are presented in unedited form in accordance with the Bank Act (Canada).

Proposal Number 1 was submitted by Mr. William R. Davis, 1177 Yonge Street, Suite 216, Toronto, Ontario M4T 2Y4, telephone: 416 963-4373, email: velmagdavis@sympatico.ca.

Proposal Numbers 2 through 5 were submitted by the Mouvement d’éducation et de défense des actionnaires (the Shareholder Education and Advocacy Movement) (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec H2X 1X3, telephone: 514 286-1155, email: admin@medac.qc.ca.

PROPOSAL NO. 1

In accordance with securities regulation, ballots for votes by shareholders routinely provide a limited range of options when voting on proposals by either management or shareholders: One can vote for a proposal or one can vote against that proposal.

It is proposed that the Board of Directors provide shareholders with a clear option for abstention on proposals.

Mr. Davis has submitted the following statement in support of his proposal:

This proposal does not seek to change the rights of shareholders, or to force the company to provide shareholders with voting options they do not currently possess. Rather the proposal’s aim is to help shareholders better understand their voting options and to more easily abstain from a vote if they choose. CIBC itself, in its voting record, reports abstain votes for shares in its mutual funds on occasion.

While Canadian securities regulation requires the provision of For or Against options, it does not specifically exclude abstention as a response. Corporations in the United States of America provide 3 options regarding shareholder proposals – For, Against and Abstain. Other jurisdictions providing the abstention option include Bermuda, Brazil, China, Hong Kong, India, Ireland, Switzerland and United Kingdom.

Large institutional investors like TIAA-CREF* use the abstain option in certain circumstances where they may agree with the proposal in principle but are unable to fully support it for a variety of reasons.

In such circumstances abstention provides an alternative that informs both the filer and the corporation that neither has submitted a convincing argument. There is a reason why the shareholder cannot support the proposal as it appears but there is also reason why the shareholder cannot accept management’s recommendation.

A significant number of abstentions would indicate to both the filer and the company that further consultation and clarification is warranted to address the voters’ concerns.

Since the option to abstain is not barred for shareholders of Canadian corporations, it should not be obscured on the ballot but provided in a clear manner.

There is nothing complicated or threatening about adding a box on the ballot to provide an abstention option. Last year Manulife Financial adopted this proposal.

I ask that shareholders support this modest request to make abstention a simpler option for shareholders.

*TIAA-CREF Teachers Insurance and Annuity Association of America – College Equities Retirement Fund, one of the largest institutional investors in the United States. (Referenced with permission).

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Bank Act requires banks to comply with certain rules on the form of proxy. For the appointment of an auditor and the election of directors, the form of proxy must provide an option for the securityholder to specify that the securities registered in the name of the securityholder must be voted or withheld from voting. For any other matter, which would include proposals, the form of proxy must provide an option for the securityholder to specify that the securities registered in the securityholder’s name will be voted for or against that matter. In the U.S., federal securities law requires an abstention choice in the form of proxy for all matters other than the election of directors. We do not believe that the quality of shareholder voting in Canada is impaired by the absence of an abstention voting option. In the absence of a legislative framework on an abstention option, CIBC will continue to adhere to the requirements of the Bank Act.

PROPOSAL NO. 2

Studies have shown that companies that have a critical mass of women within their Board of Directors do better. Respecting the fact that institutions renew the composition of their Board of Directors over a period varying from 5 to 10 years, it is proposed that the Board of Directors adopt a policy aiming at reaching parity within ten years at the latest.

MÉDAC has submitted the following statement in support of their proposal:

Here are a few competitive advantages underlined by many studies on the matter of the presence of women within Boards of Directors. Let us recall that all said studies have proven that advantages increase with the number of women sitting on the Board.

•	better performance during financial crises especially if they are caused by taking excessive risks. Studies have shown that women’s management style is different from men’s. In particular, with respect to risk-taking, women would tend to be more reticent and therefore make less risky decisions and take more cautious positions;

•	better governance: According to a Conference Board study, boards with more women directors grant increased importance to monitoring conflicts of interest, risk monitoring, financial control and maintaining good relationships with investors and the other stakeholders in the organization;

•	better decision-making thanks to discussions allowing different perspectives to be encountered. In this respect, studies have proved that men give more importance to the short term in their decisions, whereas women favour the

CIBC SHAREHOLDER PROPOSALS	1

Shareholder Proposals

long term. This generates points of view that enrich reflection and broaden decision-making;

•	better financial performance: according to a McKinsey study, companies where the Board of Directors includes women have, on average, performance that is superior to their reference index in terms of profitability of owners’ equity and operating results;

•	better perception by investors: it should be noted in this respect that the importance of women within Boards of Directors is part of the criteria used by the Globe and Mail’s Board Games to assess the performance of organizations, as well as by Corporate Knights to appreciate the performance of organizations with respect to social responsibility.

Recognizing that the renewal rate of the composition of the members of Boards of Directors is slow and wishing, as investors, for the selection of women members to be made in compliance with the charter of directors’ skills, we propose that a representation parity policy be adopted by the Board of Directors. This result will have to be reached within ten years at the latest.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

The Board agrees that diversity, including gender diversity, enhances Board operations. Diversity is only one of the characteristics the Corporate Governance Committee considers when recommending candidates to the Board for nomination as a director. Other factors the Committee considers are an individual’s skills, experience, suitability and integrity, and capability to contribute effectively to the Board and its oversight responsibilities. (For more detail about the Committee’s nomination process, see Schedule B, “Statement of Corporate Governance Practices – Director nomination process”.) Based on a variety of factors, including diversity, the Board appointed Katharine Stevenson as a director of CIBC effective January 1, 2011. If all the director nominees identified in the Management Proxy Circular are elected by shareholders, the proportion of women on CIBC’s Board will be 25%. The Committee will continue to focus on selecting individuals who have the desired complement of skills and characteristics to meet the Board’s needs and CIBC’s strategic priorities.

PROPOSAL NO. 3

The compensation of the highest executive would have to be justified to employees who contribute to his or her success and to the success of the company. It is proposed that the Board of Directors adopt a policy stipulating the internal equity ratio that it deems “ethically acceptable” and that it justify it in the Management Circular.

MÉDAC has submitted the following statement in support of their proposal:

During the 2010 annual general meetings, we made shareholders aware of the difference between the compensation of the highest executive and the average compensation of an employee. With banks, this difference varied between 28 times, a ratio that we deemed reasonable, and 156 times, an unacceptable ratio.

In their book entitled Plaidoyer pour un nouveau capitalisme (“Arguments for a new capitalism”) the authors, Yvan Allaire and Mihaela Firsirotu outline that it is important that the “Boards of Directors must fully assume their fiduciary responsibility in this field and set up compensation policies that are in the company’s interest in the long-term and not only for the shareholders on the short-term. It is their responsibility to weigh how the community spirit, solidarity, and mutual trust within the company will be supported or weakened by the company’s compensation policies. The Boards of Directors must ensure that the types and levels of compensation for executives do not lead to questioning the political and social legitimacy of their company in particular and the free-market economy in general.”

On the other hand, we may add that, given that the biggest portion of the Chief Executive Officer’s compensation varies based on the short-term objectives and the stock price, and that such type of compensation rewards taking excessive risks and short-term performance, an excessive ratio is disquieting since the future of the company and the shareholders’ equity are endangered over time.

During the past year, this inequity aspect of the compensation of the highest executive with respect to that of his employees was brought up in various ways:

•	by Senator Céline Hervieux-Payette’s filing of a bill proposing that the compensation amount of the President and Chief Executive Officer may not be higher than 20 times the average salary in the industry per year in Canada, calculated by Statistics Canada;

•	through the U.S. financial reform in July 2010; from now on, corporations shall have to disclose the average compensation of their employees so that the shareholders may appreciate the merits of the difference from that of the highest executive;

•	by publishing the ranking of Canadian companies with respect to socially responsible investment by Corporate Knights Inc. in the Globe and Mail, which uses the concept of internal equity to evaluate the “social” performance of an organization.

It is urgent that the Board of Directors set a limit on the overall compensation paid to senior executives (salaries, short-term and long-term bonuses, retirement bonuses, etc.) as a multiple of the average compensation of employees.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC is committed to providing compensation for both the executive and broader employee populations that is 1) aligned to CIBC’s strategic imperative of delivering consistent, sustainable performance over the long term; 2) adjusted to reflect both business and individual performance; and 3) appropriately competitive with market practice. The Management Resources and Compensation Committee (MRCC) is accountable for the strategic oversight of compensation for all employees, not just for senior executives.

As disclosed in “Compensation Discussion and Analysis” starting on page 33 of this Circular, CIBC’s process for determining executive compensation includes a rigorous assessment of business and individual performance, including the consideration of all aspects of risk when determining the appropriate level of incentive compensation. CIBC also monitors regulatory changes and developing best practice to ensure that

2	CIBC SHAREHOLDER PROPOSALS

Shareholder Proposals

these are incorporated, as appropriate, into CIBC’s policies and practices. To this end, meaningful changes have been made in 2010 to CIBC’s executive compensation program, including to incorporate the Financial Stability Board’s Principles for Sound Compensation Practices and the Associated Implementation Standards. Both management and the Board review CIBC’s total cost of compensation, which includes all employees, against key business performance metrics, such as revenue, and test the reasonableness of that cost against CIBC’s peer group. The Board is satisfied that this approach provides the most meaningful and relevant information when determining executive and employee compensation, and that the level of compensation paid is fair and appropriate.

The Board believes that CIBC takes a balanced approach to compensation for all employees and directly aligns pay to performance, shareholder return and CIBC’s ability to attract and retain the talent it needs to be successful.

The Board also believes it is important for shareholders to fully understand what CIBC pays its executives and why. CIBC’s executive compensation disclosure is provided in a simplified and easy-to-read format, and gives shareholders clear and comprehensive information. For more information regarding CIBC’s approach to executive compensation, please see the letter in this Circular from Mr. Brent Belzberg, Chair of the Management Resources and Compensation Committee and Mr. Charles Sirois, Chair of the Board. CIBC’s disclosure, together with the Board’s continuing dialogue with shareholders, will enable shareholders to make an informed and comprehensive decision in voting on CIBC’s advisory resolution on executive compensation.

PROPOSAL NO. 4

It is proposed that the Board of Directors adopt a policy stipulating that the Bank undertake to dispose of all its subsidiaries and branches in tax havens, as defined by the OECD.

MÉDAC has submitted the following statement in support of their proposal:

The Organization for Economic Co-operation and Development (OECD) defines a tax haven as follows: it is a territorial entity that applies inexistent or insignificant taxes; where there is a lack of transparency; where administrative practices prevent a bona fide exchange of information for tax purposes with other countries; and finally, where corporate entities are recognized as companies even without substantial activities.

According to Statistics Canada, Canadian direct foreign investments in tax havens went from 94 billion dollars to 146 billion dollars between 2003 and 2008. This represents over 20% of Canadian foreign investments made by individuals or companies. This is not a new issue. Back in 2002, the Auditor General was already concerned about the erosion of the tax base due to hundreds of millions of dollars in income transferred to tax havens to avoid tax payment in Canada.

MÉDAC has been concerned about this issue for several years and in 2005, it led it to filing a shareholder’s proposal asking for tax havens to be closed.

Considering that the very notion of tax haven makes reference to the possibility of avoiding taxes in its original jurisdiction, in direct opposition to the principles of solidarity, justice and redistribution;

Considering that the banks take advantage of tax havens both by the activities in extra-territorial branches (offshore) serving their clients and by their capacity to preserve therein a portion of their profits;

Considering that Canadian banks and their clients must pay their due share of funding public services they benefit from directly and indirectly, in particular by being able to count on a well-trained and healthy workforce;

Considering that one of the causes of the latest financial crisis is deficient investment ethics;

Considering that offshore branches facilitated the set-up of numerous investment funds where regulations are deficient and taxation is quasi-inexistent; and that it has been proved that the financial crisis was made possible and amplified by new forms of complex financial instruments and derivatives largely held by such funds;

Considering that complex financial products may have features leading to financial instability, and therefore, such products must be subject to tight regulations and governance standards that are absent from tax havens;

Considering that Canadian banks enjoy a special competitive situation and privileged status, both with the Bank of Canada and the Department of Finance;

It is urgent that Canadian banks cease their operations in tax havens and withdraw therefrom as soon as possible.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

As a global public company, CIBC’s primary goal is to maximize the value we generate for our shareholders while fulfilling our legal, regulatory, social and environmental responsibilities. CIBC agrees that it should not be used by or make its services available to assist tax evaders and others in the conduct of illegal activities. To that end, CIBC complies with the requirements of tax, money laundering, and other laws of all of the countries within which it carries on business and follows strict procedures under its Global Reputation and Legal Risks Policy. CIBC also supports the need for all countries, including so-called tax havens, to develop laws and regulations that impede and prevent illegal activity, rather than facilitate it. CIBC will continue to support the development of these laws.

CIBC does not operate in any jurisdiction that meets the definition of a “tax haven” as defined by the OECD.

PROPOSAL NO. 5

It is proposed that the Compensation Committee give shareholders more information with respect to the reference group used to compare the degree of competitiveness of the compensation of its senior executives and to the importance of such comparison in how compensation is established.

MÉDAC has submitted the following statement in support of their proposal:

Studies have proved that disclosing compensation had the perverse effect of feeding a constant increase in the compensation of senior executives. More specifically, a recent study has shown that 50% of increases in the compensation of Presidents and Chief Executive Officers in the U.S. from 1992 to 2006 were caused by the increase created by the benchmarking system. Other researchers have shown that companies tend to

CIBC SHAREHOLDER PROPOSALS	3

Shareholder Proposals

use comparison groups where the compensation of senior executives is often higher than the compensation of their senior executives.

This way of doing things is bad for the healthy relationship that must exist between compensation and performance of the organization. In this respect, we would like to paraphrase the Canadian Coalition for Good Governance, which warned against using this mechanism too much for setting the compensation of senior executives: “In any case, one must be careful not to exaggerate the importance of comparison with the reference group to tailor the compensation structure”.

Currently, the shareholder has little information on choosing the comparison universe or on positioning the company with respect to its peers:

•	ranking of the company among the companies identified as comparable by the Compensation Committee with respect to each compensation component and total compensation for the main five executives;

•	ranking of the company among its peers based on various financial performance indices.

The shareholder also has little information with respect to the importance given by the Compensation Committee to such data in the process of establishing compensation: choice of comparison universe (national or international), targeted percentile ranking and for what compensation components.

Therefore, we consider it essential that such information be a part of the information provided with the compensation policy. As a well-known compensation advisor recently pointed out, “companies that make up the comparison group will influence your compensation policy more than any other data. It is therefore essential to make the necessary effort to choose the good comparison group.”

MÉDAC believes it is crucial to know the effects of such an assessment tool in establishing the compensation of senior executives and that its guidelines are set by resorting to an ethically and socially acceptable internal equity ratio.

The Board recommends that shareholders vote AGAINST this proposal.

Board and Management Statement:

CIBC is committed to providing shareholders with clear and comprehensive disclosure on all aspects of its approach to executive compensation, including disclosure about compensation peer groups.

CIBC’s selection of peer groups is explained in “Benchmarking compensation and peer groups” on page 41 of this Circular. As in previous years, this section:

•	describes how SET compensation is evaluated against a group of peer companies that are comparable in size, scope, market presence and complexity to CIBC; and

•	identifies the peer group companies for SET (the other four major Canadian banks) and the expanded peer group for the CEO and CFO (includes two large Canadian insurers).

These companies are CIBC’s direct competitors for both business purposes and in the competitive market for talent.

In evaluating the performance of CIBC and its businesses, the MRCC compares CIBC’s performance to that of the four other major Canadian banks. This evaluation directly impacts the incentive compensation for SET members and demonstrates a strong alignment between pay and performance relative to the peer group (see “Pay for Performance – Highlights” on page 31 of this Circular).

For these reasons, the Board believes the selected peer group is appropriate, CIBC’s disclosure on the peer group is clear and comprehensive, and that CIBC pay is appropriately linked with both absolute and relative business performance, as demonstrated over time.

4	CIBC SHAREHOLDER PROPOSALS

SCHEDULE B

 STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance practices describes the governance framework that guides the Board and management in fulfilling their obligations to CIBC and its stakeholders. It was last reviewed and approved by the Board in February 2011.

Over the past year, the Board has focused on further strengthening CIBC’s governance systems, board renewal and board effectiveness, while enhancing risk management oversight. We also spent more time on our stakeholder engagement framework, talent management and executive compensation. In 2010, GovernanceMetrics International awarded CIBC a global rating of 10.0, which is the highest rating assigned by this organization, and placed CIBC in the top 1% of all companies ranked for best-in-class corporate governance standards.

Contents

2	Governance structure

2	Board composition

2	Board responsibilities

3	Director independence

4	Director nomination process

5	Director tenure

5	The Chief Executive Officer

5	The Chair of the Board

6	Board committees

6	Director compensation

6	Compensation

7	Board access to management and external advisors

7	Director orientation and continuing education

7	Senior Management succession

8	Disclosure policy

8	Annual performance evaluation of the Board

8	CIBC Code of Conduct and Code of Ethics for Directors

CONTACTING CIBC’S BOARD OF DIRECTORS

Shareholders and others may contact the Board, a Board committee, the Chair of the Board or any director by mailing correspondence in care of CIBC Corporate Secretary’s Division, 199 Bay Street, Commerce Court West, 44th Floor, Toronto, Ontario M5L 1A2 or by email to corporate.secretary@cibc.com. The Corporate Secretary will open this correspondence for the sole purpose of determining whether the contents represent a communication to a director. Any communication that is not in the nature of an advertisement, product or service promotion or patently offensive material will be forwarded promptly to the addressee. In the case of a communication to more than one director, the Corporate Secretary will make sufficient copies of the contents to send to each director to whom the communication is addressed.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	1

Statement of Corporate Governance Practices

1.  Governance structure

Quick facts

ð   Board reviews and approves key governance documents every year

      •   Statement of Corporate Governance Practices

      •   Board of Directors Independence Standards

      •   Mandate of the Board of Directors

      •   Mandate of the Chair of the Board

      •   Mandates of the Board Committees

      •   Mandate of a Committee Chair

      •   Mandate of the President and Chief Executive Officer

      •   CIBC Code of Conduct

      •   Code of Ethics for Directors

ð   Find them at www.cibc.com

This diagram provides a snapshot of CIBC’s governance structure.

2.  Board composition

Quick facts

ð   CIBC’s optimal Board size for effective decision-making is 14 to 16 non-management directors

ð   CIBC’s Board put forward 16 nominees for election at the 2011 Annual Meeting, 15 of which are non-management directors

The composition and organization of the Board is governed primarily by the Bank Act (Canada), which has requirements on the qualifications, number, affiliation and Canadian residency of directors. CIBC’s By-Law provides that the Board may fix the number of directors between a range of seven and 35. Each year the Corporate Governance Committee reviews the optimal size of the Board for effective decision-making. The parameters the Committee established are based on legal requirements, best governance practices in the financial services industry, any skills required to complement the Board’s skill set and the number of directors required to adequately discharge the duties of the Board and those of its committees.

3.  Board responsibilities

Quick facts

ð   Board reviews and approves the Mandate of the Board of Directors every year

ð   Find the mandate at www.cibc.com and www.sedar.com

The Board is responsible for supervising the management of CIBC’s business and affairs. The Board provides direction to management, through the Chief Executive Officer (CEO), to pursue the best interests of CIBC. The Mandate of the Board of Directors is incorporated into this document by reference. The Board’s key responsibilities are outlined below.

Strategic planning – The Board oversees the development of CIBC’s strategic direction, process, plan and priorities, reviews management’s strategic plan, approves the annual strategic plan and considers management’s assessment of emerging trends, the competitive environment, risk issues and significant business practices and products.

Risk management – The Board (with assistance from the Risk Management Committee or the Audit Committee) reviews management reports on material risks associated with CIBC’s businesses and operations, the implementation by management of systems to manage these risks and material deficiencies in the operation of these systems.

Human resources management – The Board (with assistance from the Management Resources and Compensation Committee) reviews CIBC’s approach to human resources management, the succession planning process for the CEO and key management positions and compensation decisions having regard to business performance and its risk-related aspects and the extent to which management fosters a culture of integrity. The Risk Management Committee also reviews risk-related aspects of compensation decisions.

Corporate governance – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s approach to corporate governance, director independence, the Code of Ethics for Directors and the CIBC Code of Conduct for employees.

Financial information – The Board (with assistance from the Audit Committee) reviews CIBC’s internal controls relating to financial information, management reports on material deficiencies relating to those controls and the integrity of CIBC’s financial information and systems.

Communications – The Board (with assistance from the Corporate Governance Committee) reviews CIBC’s overall communications strategy, measures for receiving shareholder feedback, material changes to CIBC’s Disclosure Policy and the communication framework between the Board and its stakeholders.

Board committees – The Board establishes committees and their mandates and requires committee chairs to present a report to the Board on material matters considered by the committee at the next scheduled Board meeting.

Director development and evaluation – Each director participates in CIBC’s director development program. The Board (with assistance from the Corporate Governance Committee) evaluates the performance of the Board, its committees and the directors.

2	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

4.  Director independence

Quick facts

ð   All director nominees put forward for appointment at the 2011 annual meeting are independent except Gerald T. McCaughey because he is CIBC’s President and CEO

ð   Find Board of Directors Independence Standards at www.cibc.com

The Board believes that independence is an important part of fulfilling its duty to supervise the management of CIBC’s business and affairs. The Board achieves independence in accordance with regulatory requirements and best practices using several tools. An important means of determining independence is through the Board’s independence standards, which have tests to assess a director’s independence, as well as a description of relationships between CIBC and a director that would not affect a director’s independence. There are other ways the Board and its committees foster independence:

•	reviewing board interlocks;

•	retaining an independent advisor;

•	reviewing service on other public company audit committees;

•	conducting regular in camera sessions of the Board and its committees without the CEO or any other member of management;

•	reviewing whether directors have a material interest in a transaction; and

•	appointing an independent non-executive Chair of the Board to oversee the operations and deliberations of the Board.

Independence standards

The Board’s independence standards require a substantial majority of its directors to be independent. All members of the Audit Committee, Management Resources and Compensation Committee and Corporate Governance Committee must be independent. A majority of the members of the Risk Management Committee must be independent. Audit Committee members must satisfy additional criteria outlined in that committee’s mandate.

A director is considered independent only where the Board affirmatively determines that the director has no material relationship with CIBC, including as a partner, shareholder or officer of an organization that has a relationship with CIBC. A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. In determining whether a director is independent, the Board applies standards derived from the Bank Act Affiliated Persons Regulations, the New York Stock Exchange corporate governance rules and the Canadian Securities Administrators rules. The Board determines the independence of a director at least once a year when the Board approves director nominees for inclusion in CIBC’s Management Proxy Circular. The Board reviews director independence at other times if necessary or desirable. For example, if a director joins the Board mid-year, the Board makes a determination on the new director’s independence at that time. There are also additional independence standards which Audit Committee members are required to satisfy under the U.S. Sarbanes-Oxley Act of 2002. These standards are set out in the Audit Committee’s mandate.

The Board bases its determination primarily on the results of independence questionnaires completed by each nominee.

Access to independent advisor

Quick facts

ð   The Management Resources and Compensation Committee has retained an advisor that reports directly to the Committee, acts only on instructions provided or approved by the Committee Chair and, effective July 1, 2010, does not perform work on any other CIBC mandate

The Board, the Chair of the Board and each Board committee may retain advisors to assist in fulfilling their respective responsibilities and set the compensation for the advisors. There is no need for a director to obtain approval of management for the engagement of an advisor.

Immaterial relationships

The Board has identified immaterial relationships that do not affect a director’s independence but the Board may decide otherwise for a specific director relationship depending on his or her circumstances. These immaterial relationships include routine banking services where a director, his or her immediate family members or entities they control, receive personal banking services, loans and other financial services in the ordinary course of business from CIBC or one of its subsidiaries as long as the services are on market terms, comply with applicable laws and do not exceed the monetary thresholds in the Board’s independence standards. An immaterial relationship also includes the employment of an immediate family member of a director with CIBC or a subsidiary (provided the immediate family member is not the director’s spouse or an executive officer of CIBC or a subsidiary) if the compensation and benefits received by the family member were established by CIBC in accordance with the compensation policies and practices applicable to CIBC employees in comparable positions.

Board interlocks

Quick facts

ð   The Corporate Governance Committee does not believe that interlocking board memberships of CIBC’s directors impact the ability of those directors to act in the best interests of CIBC

The Board does not limit the number of its directors who sit on the same board of another public company but reviews interlocking board memberships and believes disclosing them is important.

The following table sets out interlocking board memberships of CIBC’s directors.

Company	Director	Committee Membership
CAE Inc.	John P. Manley	Human Resources

	Katharine B. Stevenson	Audit

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	3

Statement of Corporate Governance Practices

Service on other public company audit committees

Quick facts

ð   Ronald W. Tysoe, Chair of CIBC’s Audit Committee, is an audit committee member at four other public companies. After reviewing the scope of Mr. Tysoe’s audit committee activities, regulatory requirements, demands on his time, his extensive accounting and financial qualifications and related experience, the Board determined his ability to serve as a member and Chair of CIBC’s Audit Committee is not impaired

ð   Check director nominee biographies in the 2011 Management Proxy Circular for their participation on other public company committees

Under the Audit Committee mandate, a member may not serve on the audit committee of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on CIBC’s Audit Committee.

In camera sessions

The Board and each of its committees routinely hold in camera sessions without the CEO or any other member of management as part of their board and committee meetings. The sessions are conducted by the Chair of the Board at Board meetings and the chair of each committee at committee meetings.

The directors have the opportunity to hold in camera sessions without management present at every board and committee meeting held. During fiscal 2010, 37 in camera sessions were held.

Interest in material transactions

Where a director or executive officer has an interest in a material transaction or agreement with CIBC, that is being considered by the Board or a Board committee, he or she discloses that interest, excuses himself or herself from the meeting while the Board or Board committee considers the transaction or agreement and does not vote on any resolution to approve that transaction or agreement.

Independent non-executive Chair of the Board

The Chair of the Board is a non-management director and meets the Board’s independence standards as well as the additional independence standards of the Audit Committee. These factors contribute to the Board’s independent decision-making.

5.  Director nomination process

The Corporate Governance Committee acts as the nominating committee. This means it recommends candidates for nomination to the Board, based on competencies and skills it has established for the selection of Board and committee members. There are many considerations that factor into the Committee’s nomination process.

Term of a director

Quick facts

ð   No mandatory retirement age. Maximum period of Board service is generally 15 years after joining the Board

Under the Bank Act and CIBC’s By-Law, a director’s term expires at the close of the next annual meeting of shareholders after the election or appointment of that director. Under CIBC’s Director Tenure Policy, the maximum period a director may serve on the Board is 15 years after his or her initial election by shareholders or appointment by directors. However, the Committee has the power to determine that it is in the best interests of CIBC to recommend for re-election a director who has served the maximum period. There is a transition schedule for directors who were elected at the 2004 Annual Meeting of Shareholders.

Director skill set and competency matrix tool

The Committee uses a competency matrix to assist with reviewing the skill set of director candidates and the Board as a whole and to aid in committee member selection. The matrix outlines the desired complement of directors’ skills and characteristics based on broad categories such as enterprise leadership, functional capabilities, market knowledge, board experience and diversity. This matrix is reviewed annually by the Committee and updated as appropriate to reflect the Committee’s assessment of the Board’s current and long-term needs, as well as CIBC’s strategic priorities. Part of this review entails a self-assessment by each existing director of his or her skills and qualifications in each of the categories in the matrix. This self-assessment helps the Committee identify any gaps and assists the Committee in any search for new candidates.

Nominating a new director for election

The Committee is responsible for recommending to the Board candidates for election. Before making a recommendation on a new director candidate, the Chair of the Board and the Chair of the Corporate Governance Committee meet with the candidate to discuss the candidate’s background, skill set and ability to devote the time and commitment required to serve on CIBC’s Board. The Committee assesses the candidate’s integrity and suitability by verifying the candidate’s educational background, conducting a background check on the candidate and assessing any potential conflicts, independence concerns or disclosure issues the candidate might have.

Nominating an existing director for re-election

The Committee is responsible for recommending to the Board existing directors for re-election. Before making a recommendation on an existing director, the Committee reviews a number of factors identified in CIBC’s Director Tenure Policy, including the director’s:

•	Bank Act qualifications;

•	continuing integrity and suitability;

•	material change in employment or board directorships;

•	capability to contribute effectively to the Board and its oversight responsibilities;

4	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

•	compliance with CIBC’s Code of Ethics for Directors;

•	attendance at regularly scheduled Board and committee meetings; and

•	length of service on the Board.

Meeting attendance record

Regular Board and committee meetings are set approximately two years in advance. Special meetings are scheduled as required. CIBC’s Director Tenure Policy encourages a director to attend all meetings of the Board and expects a director to attend at least 75% of the combined total of regularly scheduled Board and committee meetings, except where the Corporate Governance Committee determines that personal circumstances beyond the director’s control prevent the director from doing so. This standard is not applied to attendance at special Board or committee meetings.

Evergreen director candidate list

CIBC maintains an “evergreen” list of potential director candidates. Candidate names are added to the list based on recommendations from other directors and external advisors.

External consultant

The Committee has the authority to hire outside consultants to help identify suitable director candidates.

Former Chief Executive Officer

Under CIBC’s Director Tenure Policy, the CEO would not normally be re-elected as a director after ceasing to act as the chief executive officer. However, the Corporate Governance Committee may recommend that he or she be elected as a director in special circumstances.

6.  Director tenure

CIBC has a Director Tenure Policy to guide the Board and the Corporate Governance Committee on assessing the duration of a director’s tenure with the Board.

Maximum term – A director retires 15 years after joining the Board. There is a transition schedule for directors who were elected at the 2004 Annual Meeting of Shareholders. The Corporate Governance Committee has authority to recommend a director for re-election after the expiry of the 15-year term if it is in the best interests of CIBC to do so.

Resignation of a director – The policy requires a director to provide notice of resignation to the Chair of the Board in certain circumstances. These circumstances include, but are not limited to; no longer satisfying director qualification requirements under applicable law; a material change in employment; accepting a directorship with another financial institution or company in which there could be a material conflict of interest between that institution or company and CIBC; causing CIBC to incur an irrecoverable loss; or becoming aware that personal circumstances may have an adverse impact on the reputation of CIBC. The Corporate Governance Committee makes a recommendation to the Board on whether to accept a resignation. The director who tenders a resignation would not be part of the decision-making process.

Director voting – A director is required to tender his or her resignation if the director receives more withheld votes than for votes (“a majority withheld vote”) at any meeting where shareholders vote on the uncontested election of directors. An “uncontested election” means the number of director nominees for election is the same as the number of director positions on the Board. The Corporate Governance Committee would be expected to recommend that the Board accept the resignation, except in extenuating circumstances. The Board would make a decision within 90 days after the election and issue a press release either announcing the resignation or explaining why it had not been accepted. The director who tendered the resignation would not be part of the decision-making process. If each member of the Corporate Governance Committee received a majority withheld vote at the same shareholder meeting, then the directors who satisfy the Board’s independence standards and did not receive a majority withheld vote will appoint a committee amongst themselves to consider the resignations and recommend to the Board whether to accept them. If the only directors who did not receive a majority withheld vote at the same shareholder meeting constitute seven or fewer directors, all directors will participate in the determination on whether to accept the resignations. The Board may fill a vacancy in accordance with CIBC’s By-Law and the Bank Act.

7.  The Chief Executive Officer

Quick facts

ð   Board reviews and approves the Mandate of the Chief Executive Officer every year

ð   Find the mandate at www.cibc.com

The CEO must be a member of the Board under the Bank Act. The primary objectives of the CEO are to lead the management of CIBC’s business and affairs and to lead the implementation of Board resolutions and policies. The Mandate of the Chief Executive Officer sets out the CEO’s key accountabilities and responsibilities, which include duties relating to CIBC’s values, strategic planning, governance, risk management, risk appetite, financial information, human resources management, operational direction, Board interaction, succession planning and effective communication with shareholders, clients, employees and regulators.

8.  The Chair of the Board

Quick facts

ð   Board reviews and approves the Mandate of the Chair of the Board every year

ð   Find the mandate at www.cibc.com

The Chair of the Board is a non-management director and meets the Board’s independence standards. The primary functions of the Chair are to oversee the operations and deliberations of the Board and the satisfaction of the Board’s responsibilities under its mandate. The Mandate of the Chair of the Board sets out the Chair’s key accountabilities and responsibilities, which include duties relating to setting Board meeting agendas, chairing Board and shareholder meetings, director development, providing input on potential director candidates, providing feedback to the CEO and communicating with shareholders, regulators and other stakeholders.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	5

Statement of Corporate Governance Practices

9.  Board committees

Quick facts

ð   Board has four committees

ð   Check each committee’s fiscal 2010 achievements in the 2011 Management Proxy Circular

ð   Board reviews and approves the committee mandates every year

ð   Each committee reports on its work to the Board after the committee’s meeting

ð   Find the mandate of each committee and the mandate of a Committee Chair at www.cibc.com

The Audit Committee is responsible for reviewing the integrity of CIBC’s financial statements, financial disclosures and internal control over financial reporting; monitoring the system of internal control; monitoring CIBC’s compliance with legal and regulatory requirements; selecting the external auditors for shareholder approval; reviewing the qualifications, independence and performance of the external auditors; reviewing the qualifications, independence and performance of CIBC’s internal auditors; and acting as the audit committee for certain federally regulated subsidiaries. In fulfilling its responsibilities, the Audit Committee meets regularly with the internal and external auditors and key management members, such as the Chief Financial Officer (CFO), the Chief Auditor and the General Counsel. All members are independent as required by law.

The Management Resources and Compensation Committee is responsible for assisting the Board in providing strategic oversight of CIBC’s human capital, including organization effectiveness, succession planning and the alignment of Bank-wide compensation with CIBC’s strategy, risk appetite and control framework. The Committee reviews and approves CIBC’s compensation philosophy, policies and governance practices, in addition to fulfilling certain duties relating to CIBC’s pension funds and overseeing the preparation of the Compensation Discussion and Analysis in CIBC’s Management Proxy Circular. The Committee reviews and recommends for Board approval annual incentive compensation funding; the performance objectives, performance evaluation, compensation, and succession planning for the CEO; and the appointment, compensation and succession plans for other key management positions. All members are independent as required by law.

The Corporate Governance Committee is responsible for assisting the Board in its corporate governance oversight responsibilities and acting as the conduct review committee of CIBC and certain federally regulated subsidiaries under applicable law. The Committee oversees CIBC’s governance framework, activity and disclosure; the composition and performance of the Board and its committees; the succession planning process for the Chair of the Board; compliance with the CIBC Code of Conduct for employees and the Code of Ethics for Directors; and certain policies that impact reputation risk. All members are independent as required by law.

The Risk Management Committee is responsible for assisting the Board in defining CIBC’s risk appetite and overseeing CIBC’s risk profile and performance against that risk appetite. The Committee is responsible for overseeing the identification, measurement, monitoring and controlling of

CIBC’s principal business risks. The Committee has specific responsibilities relating to credit, market, investment, operational, reputation and legal, insurance, balance sheet and liquidity risks; credit and investment delegation; and the design, mandate and effectiveness of CIBC’s independent risk management organization. The Committee also reviews risk-related aspects of compensation decisions. All members are independent.

The Board appoints a chair for each committee for a term of up to five years. A chair has responsibility for presiding over all meetings of that committee; coordinating compliance with the committee’s mandate; working with management to develop the committee’s annual work plan and providing the Board with reports of the committee’s key activities.

10.  Director compensation

Quick facts

ð   Check compensation paid to each director during fiscal 2010 in the 2011 Management Proxy Circular

ð   A director is expected to acquire CIBC common shares and/or deferred share units having a value of not less than $450,000 within five years of becoming a director.

The Corporate Governance Committee reviews director compensation annually to confirm that it aligns with CIBC’s objective of consistent sustainable performance over the long term, to verify that it fosters prudent decision-making, and to assess whether it is competitive with director compensation programs and levels among Canadian financial institutions. The Committee recommends any changes for Board approval when considered appropriate or necessary to: align with these objectives; recognize the workload, time commitment and responsibility of Board and committee members; and reflect current director compensation programs. The Committee considers many factors, including workload, time commitment and responsibility. The Committee may retain an independent external consultant to provide data and advice to the Committee on the appropriateness of its director compensation policy and practices.

11.  Compensation

Quick facts

ð   Check the 2011 Management Proxy Circular for executive compensation details

ð   Balanced scorecard approach for evaluating business and individual performance, with a focus on enhancing CIBC’s value over time, and discouraging undue risk-taking

ð   CIBC’s compensation plans and governance practices align with the Financial Stability Board’s principles and standards, including:

      •   Management Resources and Compensation Committee accountability for incentive compensation for all employees, not just senior officers

      •   enhanced approach to assessing risk when making incentive compensation decisions

6	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Statement of Corporate Governance Practices

      •   increasing the amount of deferred compensation and deferral period for individuals with potential to create significant risk for CIBC

      •   compensation clawback mechanism for misconduct and significant unexpected losses that are material

The Management Resources and Compensation Committee uses a balanced scorecard that considers financial performance, execution of CIBC’s risk appetite, impact of control matters and other relevant metrics when determining incentive compensation. The Committee also reviews individual performance summaries when evaluating the appropriateness of individual compensation, including information on financial performance, compliance with CIBC’s risk appetite and control requirements, execution of strategy and key client/employee metrics. The Committee, with input from the Chief Risk Officer and the Risk Management Committee, reviews and recommends for Board approval, aggregate incentive compensation funding for CIBC and the allocations to its strategic business units as well as lines of business in Wholesale Banking. The Committee recommends for Board approval the related individual Total Direct Compensation amounts for the CEO, direct reports to the CEO, certain other key control positions, the Wholesale Banking Management Committee and approves compensation for any individual whose Total Direct Compensation is above a certain materiality threshold.

12.	Board access to management and external advisors

To assist the Board and its committees in satisfying their responsibilities and to foster their independence, the Board and each committee has authority to retain and terminate external advisors and to set and pay the compensation of those advisors without consulting or obtaining approval of any CIBC officer. The Board and its committees also have unrestricted access to management and employees of CIBC, as well as the external auditors.

13.	Director orientation and continuing education

Quick facts

ð   During fiscal 2010, director education focused on accounting developments, strategic themes, risk management and compensation, talent management and leadership development, Basel III, economic overviews and Treasury operations

ð   Approximately 14.6% of agenda time was dedicated to director education during fiscal 2010

ð   In addition, five one-hour and one ninety minute director education sessions were held outside of Board or committee meetings. These sessions were not part of the Board’s regular agenda and directors were not paid for their attendance. See the 2011 Management Proxy Circular for details on each committee’s director education during fiscal 2010

CIBC’s Director Development program fosters the continuous education of Board members. The program has two components: 1) New Director Orientation and 2) Ongoing Director Development. The Board’s target is to have approximately 10% of the combined time at regularly scheduled Board and committee meetings dedicated to educational presentations in addition to review or decision items.

New director orientation – The New Director Orientation program is comprised of written materials and scheduled orientation events. CIBC’s Directors’ Manual reviews the Board’s policies and procedures; CIBC’s By-Law and current organizational structure; CIBC’s current strategic, financial and capital plans; the most recent annual and quarterly financial reports; and key business issues. In addition, a new director has separate one-on-one meetings with the Chair, the CEO, members of management and representatives from CIBC’s Compliance Department and Corporate Secretary’s Division. The chair of a Board committee arranges an orientation session for any new director who joins the committee. To assist a new director in understanding the role of the Board and its committees and the commitment expected of a director, the Chair arranges for a current Board member to act as mentor to a new director.

Ongoing director development – The Ongoing Director Development program is comprised of a combination of external course offerings; written materials relevant to a director’s role; regular education presentations provided by internal and external experts; and one-on-one sessions between a director and an internal or external expert on specific subject matters. The Chair is responsible for coordinating continuous education programs at the Board level. Each Board Committee Chair has the same responsibility for the continuous education of committee members in relation to a committee’s mandate. The Board of Directors’ website is an important component of the Ongoing Director Development program, including a repository of policies and procedures affecting the operations of the Board and its committees.

14.  Senior Management succession

Quick facts

ð   Each year the Management Resources and Compensation Committee and Board review succession plans for all members of the Senior Executive Team, including for the Chief Executive Officer

The mandates of the Board and its committees outline responsibility for oversight of management succession plans for the CEO, the CFO and other key management positions.

The Management Resources and Compensation Committee reviews the succession plans of the CEO, CFO and other key management positions. In addition, the Audit Committee reviews the succession plans of the CFO and the Chief Auditor, and the Risk Management Committee reviews the succession plan of the Chief Risk Officer.

The CEO reviews emergency and long-term succession candidates for key management positions with the Board and the Management Resources and Compensation Committee at least once a year.

CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES	7

Statement of Corporate Governance Practices

15.  Disclosure policy

Quick facts

ð   Only the CEO, CFO, Chair of the Board and certain members of management are authorized to speak for CIBC. Others require authorization by the CFO

ð   Find CIBC’s Disclosure Policy at www.cibc.com

ð   CIBC has practices in place that achieve substantially the same results as the Canadian Coalition for Good Governance’s “Model Shareholder Engagement and “Say on Pay” Policy for Boards of Directors”

A Board approved disclosure policy reflects the commitment of the directors and management to promoting consistent disclosure practices aimed at accurate, timely and broadly disseminated disclosure of material information about CIBC to the market. The Corporate Governance Committee is responsible for reviewing management’s administration of CIBC’s Disclosure Policy, as well as any changes to that policy submitted to the Board for approval. The Board is responsible for reviewing CIBC’s overall communication strategy, as well as developing a framework for Board communication with stakeholders. Members of CIBC’s Board, the CEO and other senior executives have always had direct discussions with shareholders, shareholder advocacy groups and other investment community stakeholders about publicly disclosed and/or non-material information. Over the past four years, the Board has enhanced and expanded its stakeholder communication framework to meet increasing stakeholder demands. The Chair of the Board’s meetings now include additional stakeholders and discuss a broader agenda of governance topics, including executive compensation.

16.  Annual performance evaluation of the Board

The Mandate of the Board of Directors requires the Board to evaluate and review the performance of the Board, its committees and its directors each year. The Board delegates this function to the Corporate Governance Committee. The Corporate Governance Committee retains an external advisor to assist in conducting this assessment and to foster objectivity in the assessment process.

The assessment of the Board’s performance is based on feedback obtained from: 1) individual questionnaires and 2) individual one-on-one interviews between each director and the Chair of the Board to discuss the director’s performance, development needs and peer feedback. The Chair of the Corporate Governance Committee has a similar one-on-one interview with the Chair of the Board to discuss the Chair of the Board’s performance. The assessment addresses performance of the Board, each Board committee, each committee chair, the Chair of the Board, the CEO and individual directors. A broad range of dimensions is covered, such as Board and committee structure and composition; succession planning; management development; strategic planning; risk management; operational performance; director competencies; and Board processes and effectiveness. The assessment helps identify opportunities for continuing Board and director development and forms the basis of action plans for improvement. The Corporate Governance Committee monitors progress against these plans.

17.	CIBC Code of Conduct and Code of Ethics for Directors

Quick facts

ð   Each year employees and directors certify they are familiar with the codes and adhere to them

ð   Find the CIBC Code of Conduct and Code of Ethics for Directors at www.cibc.com and www.sedar.com

CIBC is committed to the highest standards of ethical and professional conduct. The CIBC Code of Conduct applies to all employees, including both permanent and temporary employees working either full-time or part-time for CIBC or its wholly-owned subsidiaries. The Code represents the minimum standards regarding employee conduct and CIBC’s obligations. The Code addresses general conduct, conflicts of interest, information management, protection of CIBC’s assets and internal and regulatory investigations. A similar code applies to certain individuals who are not employees but who are contracted by CIBC to perform an equivalent role.

The Code of Ethics for Directors applies to all members of the Board, codifying a standard of conduct by which a director is expected to abide. The Code of Ethics for Directors addresses matters that are similar to those addressed in the CIBC Code of Conduct. When a new director joins the Board, he or she is required to review the Code of Ethics for Directors and acknowledge in writing that he or she has reviewed it and agrees to abide by its terms.

Any changes to the codes are considered by the Board for approval. A waiver of the CIBC Code of Conduct for certain executive officers or the Code of Ethics for Directors may be granted only by the Board or the Audit Committee and must be promptly disclosed to CIBC’s shareholders.

8	CIBC STATEMENT OF CORPORATE GOVERNANCE PRACTICES

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